
03029741

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Fomento de Construcciones y Contratas SA

*CURRENT ADDRESS Federico Salmón 13
Madrid, Spain 28016

**FORMER NAME

**NEW ADDRESS


PROCESSED
SEP 11 2003
THOMSON FINANCIAL

FILE NO. 82- 3743 FISCAL YEAR 12/31/02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: NM

DAT : 9/4/03

ANUAL REPORT


2001



FOMENTO DE CONSTRUCCIONES Y CONTRATAS, S.A.


ANNUAL REPORT

2001



Summary



Dear Shareholders,

2001 was an excellent year for the FCC Group, achieving one of the highest rates of growth in recent years. The **consolidated turnover** was 5.2 billion euros, a growth of more than 15.8% over the year before, while the portfolio of outstanding construction work and services hit a record high of 13,656 million euros. The **dominant company's net** profit was 241 million euros, an increase of approximately 12%.

This notable progress in both the Group's size and profitability is in keeping with the **strategic lines** of action discussed at previous General Meetings of Shareholders which focus on strengthening the Group's three basic activity sectors - services, construction and cement - through internal growth and acquisitions.

- With regard to **services**, the turnover figure increased contracts in excess of 2.7 billion euros were awarded. At the end of the fiscal year, the portfolio of pending contracts amounted to a total of 10.5 billion euros, which is equivalent to 6 years of turnover and constitutes a milestone in the Group's one hundred year history. This favorable evolution was possible thanks to the dynamism of the city maintenance and water management sub sectors, in addition to notable urban furniture contract awards abroad and the purchase of companies operating in the field of industrial waste processing and elimination, passenger transport and airport handling.

- Activity in the **construction** sector was equally positive, with an annual growth rate of 16.6%, thanks primarily to the excellent situation of the construction market in Spain, partially owning to the demand created by the execution of the 2000-2007 Infrastructure Plan. At the end of the fiscal year, the construction portfolio was approximately 3 billion euros.

- The companies of the Group that operate in the **cement** sector increased their turnover by 19.8%, driven by demand level in our own country and in North America. This enabled us to further diversify our cement activity geographically to the point where 33% of sales last year came from markets outside of Spain.

  The agenda contains an item dealing with the proposed merger and absorption of Portland Valderrivas S.A. by FCC which will be submitted to the General Meeting of Shareholders for its consideration and approval. This operation, if it goes through, will achieve two objectives: it will simplify the structure of the companies operating in the cement sector and enable our company to have a greater direct economic stake in this activity.

Along with the three strategic sectors mentioned above, we have **financial interests** in other companies operating in different fields. These investments are maintained as part of our assets on the basis of their appropriateness and optimization of the value of the investment. In this regard, it should be noted that during the last fiscal year the company decided to sell off its interest in Inversiones y Estudios Financieros S.A. (Safei). This operation, once complete, will bring in a windfall profit of 72 million euros.

Under the heading of results, the **operating profits (Ebitda)** were 704 million euros, an increase of 12.4% over the year before, while the **profits from ordinary activities** were 434 million euros, an increase of 10.8%. The percentages of these magnitudes with respect to the consolidated turnover figure are very significant, representing 13.6% and 8.4% of the consolidated net turnover, respectively.

The increase in overall results enabled us to increase the **net profits of the dominant company**, which rose by 187% over the last four years. In 2001, the dominant company had net profits of 241 million euros.

In keeping with the Board of Directors' intention to progressively increase the **dividend** per share based on the evolution of the after-tax profit from ordinary activities, a proposal will be presented to the General Meeting of Shareholders to pay a gross dividend of 0.52 euros per share, which represents an 11% increase over the year before and a 300% increase compared to four years ago.

One of the variables with the most significant effect on the country's future development is its capacity to **invest** in the renovation and updating of its production equipment in order to improve its efficiency and competitiveness, and its ability to invest in the share capital of other companies in order to broaden its scope of action. Our Group has been particularly active in this area, as witnessed by the fact that over the last four fiscal years we have invested more than 2.6 billion euros, including 556 million during the last fiscal year.

This significant investment activity was possible without placing a strain on our financial structure thanks to the **cash flow** generated each year as a result of the profits earned and the criteria of prudence applied to fixed asset depreciation and the provisions made for possible future contingencies. All of this is reflected in the 506 million euros of cash flow earned in 2001, which enabled us to finance more than 90% of our investments using our own resources.

One of the indices which highlights the Group's vigor and expansion is manifested in the increase in the **number of employees** working in the Group's different activity lines. At the end of the fiscal year, the Group had 51,996 employees, an increase of 1,954 jobs over the year before and a total increase of 15,332 jobs over the last four years. Employee training is one of our priorities, since we are firmly convinced that our people are our best asset and that their collaboration is essential to keeping this a dynamic and efficient company.

Before concluding, I would like to acknowledge and thank, on behalf of the Board of Directors, our shareholders for their constant support, our employees for their professionalism and dedication and our clients for placing their trust in us, encouraging us to continually set new and more challenging goals for ourselves.

Marcelino Oreja Aguirre
Chairman of the Board of Directors

The FCC Group in Figures: Consolidated Data

Turnover

(Millions of euros)



2,912
3,303
3,829
4,468
5,173
1997
1998
1999
2000
2001

Distribution by Activity



Other sectors 2%
Cement 16%
Construction 46%
Services 6%

Profits from Ordinary Activities

(Millions of euros)



191
225
285
392
434
1997
1998
1999
2000
2001

Before-tax profits

(Millions of euros)



182
228
386
447
470
1997
1998
1999
2000
2001

Net profit of the controlling company

(Millions of euros)



84
99
177
216
241
1997
1998
1999
2000
2001

Cash flow

(Millions of euros)



254
301
432
474
506
1997
1998
1999
2000
2001

Shareholder Equity

(Millions of euros)


786
869
1,027
1,202
1,291
1997
1998
1999
2000
2001

Investments

(Millions of euros)


239
638
983
474
556
1997
1998
1999
2000
2001

Dividend plus premium

(Euros)


0.13
0.17
0.29
0.47
0.52
1997
1998
1999
2000
2001

Shares traded

(Millions)


65.9
61.9
51.2
82.3
55.4
1997
1998
1999
2000
2001

Stock capitalization (as of 31 december)

(Millions of euros)


2,093
3,808
2,426
2,426
2,790
1997
1998
1999
2000
2001

Maximum, Minimum and Average Share Values

(Euros)


40
35
30
25
20
15
10
5
0
19.10
8.30
34.30
16.50
37.50
19.00
24.75
15.05
25.88
20.13
1997
1998
1999
2000
2001


16
BILBAO
Disfrútalo Limpio
IVECO

Services

The activities in this sector are handled by FCC Medio Ambiente, S.A. and FCC Agua y Entorno Urbano, S.A., with the exception of logistics and tourism, which are channeled through Grucycsa, S.A. and its affiliates.

The service contracts pending execution at the end of the year were valued at 10,459 million euros, a 14.8% increase over the year and enough to cover six years of billing.

In Latin America, city maintenance and water management activities are handled by Proactiva de Medio Ambiente, S.A., a company owned in equal parts by FCC and Vivendi Environnement, S.A.



Street cleaning in Madrid.

Turnover
(Millions of euros)


931
1,070
1,412
1,731
1,921
1997
1998
1999
2000
2001

Trash collection using
side-loading garbage trucks. Bilbao.

*In **Spain,** the FCC Group's city maintenance activities are carried out by the parent company and the following affiliates and associated companies:*

- *FCC Medio Ambiente, S.A.*
- *Alfonso Benitez, S.A.*
- *Castellana de Servicios, S.A.*
- *Clavegueram de Barcelona, S.A.*
- *Compañía Catalana de Servicios, S.A.*
- *Ecoparc del Besòs, S.A.*
- *Empresa Comarcal de Serveis Mediambientals del Baix Penedés ECOBP, S.L.*
- *Empresa Mixta de Medio Ambiente del Rincón de la Victoria, S.A.*
- *Fisersa Manteniment Urbà, S.A.*
- *Gestión Integral de Residuos Sólidos, S.A.*
- *Jaume Oró, S.L.*
- *Limpieza e Higiene de Cartagena, S.A.*
- *Limpiezas Urbanas de Mallorca, S.A.*
- *Municipal de Serveis, S.A.*
- *Onix Gibraltar Ltd.*
- *Recollida i Neteja Oró - Vila, S.L.*
- *Saneamiento y Servicios, S.A.*
- *Serveis d'Escombraries i Neteja, S.A.*
- *Servicios de Levante, S.A.*
- *Servicios de Limpieza Integral de Málaga III, S.A.*
- *Servicios Especiales de Limpieza, S.A. (Selsa)*
- *Tratamiento Industrial de Residuos del Mediterráneo, S.A.*
- *Tratamiento Industrial de Residuos Sólidos, S.A.*
- *Valorización y Tratamiento de Residuos, S.A.*
- *Zabalgarbi, S.A.*



Trash collection using dual-compartment side-loading garbage trucks. Barcelona

City Maintenance

This chapter comprises such services as the collection and treatment of solid urban waste, street cleaning, sewer cleaning and related activities.

These services are provided to more than 43.5 million inhabitants in 1,700 municipalities in 12 countries.

During the last fiscal year, 174 new contracts were awarded for a total value of 1.4 billion euros.

The most noteworthy among them were:

- **Madrid.** Street cleaning in the Retiro district for the next ten years. As of the end of 2001, FCC rendered the same services to six other districts in the capital.
- **Madrid.** Conservation and maintenance of public gardens covering a total of 400 hectares in Carabanchel, Usera and Villaverde.
- Madrid. Cleaning of the Puerta de Atocha train station in Madrid. In addition to being the departing point for the high speed AVE train, the part that was formerly the Atocha station has been converted into a botanical garden.
- **Juan Carlos I Fairground (Ifema), Madrid.** This contract involves the cleaning of 93,000 square meters of covered pavilions, common areas, roads, parking areas, central shopping area and a new convention center and auditorium located at the north entrance.



Waste incinerator in Son Reus (Palma de Mallorca).

- **Málaga.** Street cleaning, collection, treatment and elimination of solid urban waste for sixteen years. The contract is handled under an arrangement in which a 49% stake is controlled by the City of Málaga and 51% by a private company in which FCC is a majority shareholder. 284,000 tons of solid waste are collected and subsequently treated at a recycling plant.
- **Palma de Mallorca.** Eight-year extension of the urban waste management contract between the Mallorca city council and the company Tratamiento Industrial de Residuos del Mediterráneo, S.A. The contract includes the construction and operation of new facilities.
- **Ceuta.** Operation of the urban waste transfer plant for a four-year term. The service includes managing the transfer plant itself and transporting the waste for treatment from Ceuta to the mainland.
- **Melilla.** Street cleaning and urban waste collection for ten years. The contract includes beach cleaning.
- **Segovia.** Operation of the treatment plant, transfer plants and solid urban waste landfill for the entire province for a ten-year period which may be extended for another ten years.
- **Bogotá** (Colombia). Five-year extension of the contract for the management of the Doña Juana controlled landfill with a treatment capacity of 5,000 tons per day. This is one of the world's largest dumping grounds. It serves a population of 8,500,000 people.

Presentation of city maintenance vehicle fleet in Malaga.



Affiliates and associated companies which handle the city maintenance business in ***Europe:***

France:
- *Française d'Assainissement et de Service, S.A. (Fassa).*
- *Idex Fassa Environnement, S.A.*
- *F C Environnement, S.A.S.*
- *Fassa Environnement, S.A.*
- *Société d'Explotation et de Transports d'Ordures Industrielles et Ménageres, S.A. (Setolm)*
- *Sirr Basse Normandie, S.A.*
- *Via Environnement, S.A.*

Portugal:
- *Focsa Serviços de Portugal, S.A.*

United Kingdom:
- *Focsa Services (UK) Ltd.*
- *Beacon Waste Ltd.*
- *The Composting Company Ltd.*
- *Mercia Waste Management Ltd.*
- *Severn Waste Services Ltd.*
- *Telford & Wrekin Services Ltd.*

Geographic Scope of Action

Contracts in Spain


Other 16%
Cataluña 21%
Castilla y León 4%
Asturias 5%
Aragón 5%
Madrid 20%
Basque Country 8%
Andalucía 9%
ommunity f Valencia 12%

Contracts abroad


Other 7%
Colombia 4%
Mexico 5%
Puerto Rico 31%
France 6%
Argentina 12 %
Great Britan 17%
Venezuela 18%



Park and garden maintenance.

Companies associated with Proactiva Medio Ambiente, S.A. with contracts in Latin America.

Argentina:

- *Aesa, Aseo y Ecología de Buenos Aires, S.A.*
- *Aeba, Ambiente y Ecología de Buenos Aires, S.A.*
- *Aesa Misiones, S.A.*
- *Aguas del Valle, S.A.*
- *Ces, Compañía Ecológica Sudamericana, S.A.*
- *Deltacom, S.A.*
- *Deltaliq, S.A.*
- *Lamcef, S.A.*
- *Solurban, S.A.*

Brazil:

- *Brumado, S.A.*
- *CGEA Brasil Participaçoes, S.C.Ltda.*
- *Companhia de Saneamiento de Paraná Ltda.*
- *Domino Holdings, S.A.*
- *Empresa General de Serviços S.C. Ltda.*
- *Intranscol, S.A. Colecta e Ramaçao de Residuos Ltda.*

Chile:

- *Coinca, S.A.*
- *Compagnie Generale d'Entreprises Automobile Chile, S.A.*
- *Multiaseo, S.A.*

Colombia:

- *Aseo de Candelaria, S.A. E.S.P.*
- *Aseo de Pradera, S.A. E.S.P.*
- *Aseo El Cerrito, S.A. E.S.P.*
- *Aseo Yumbo, S.A. E.S.P.*
- *Bugueña de Aseo, S.A. E.S.P.*
- *Palmirana de Aseo, S.A. E.S.P.*
- *Proactiva de Servicios, S.A. E.S.P.*
- *Proactiva Doña Juana, S.A. E.S.P.*
- *Proactiva Oriente, S.A. E.S.P.*
- *Tulueña de Aseo, S.A. E.S.P.*

Mexico:

- *Cima Obras y Servicios, S.A. de C.V.*
- *Compañía General de Servicios Urbanos, S.A. de C.V.*
- *Consorcio Internacional de Medio Ambiente, S.A. de C.V.*
- *Consultoría de Servicios Operativos, S.A. de C.V.*
- *Mexicana de Medio Ambiente, S.A. de C.V.*
- *Servicios de Tecnología Ambiental, S.A. de C.V.*

- **Santiago de Chile.** Twenty-two year contract for the management of the Santiago Poniente landfill for the larger Santiago de Chile metropolitan area, with an expected production rate of 2,000 tons per day.
- **Guadalupe** (Mexico). Five-year urban waste collection contract.
- **Avellaneda** (Argentina). Two-year renewal of the solid urban waste collection contract.
- **L'Hospitalet de Llobregat** (Barcelona). Collection of solid urban waste, street cleaning, and sewer cleaning for ten years.
- **Silao** (Mexico). Fifteen-year waste collection and treatment contract.
- **Santa Coloma de Gramanet** (Barcelona). Street cleaning and residential trash pick-up for ten years. The trash is collected using side and rear-loading vehicles.
- **Reus** (Tarragona). Street cleaning, garbage collection and management of the treatment plant for eight years.
- **Manresa** (Barcelona). Garbage collection and street cleaning for eight years. Side-loading vehicles with separate containers are used to collect the trash and organic matter all over the municipality. The organic matter is transported to the composting plant in Bages, which has the capacity to treat 16,000 tons per year and which FCC was also chosen to operate.
- **Rubí** (Barcelona). Garbage collection, street cleaning and operation of the waste treatment plant located in Rubí with a capacity of 25,000 tons per year. The term of the contract is eight years.

Street cleaning in Santa Coloma de Gramanet (Barcelona).





Sewer cleaning, Bilbao.

Dominican Republic:

- *Compañía de Limpieza y Embellecimiento, C.P.*
- *Dominicana Sanitary Service, B.V.*
- *FCC Servicios Santo Domingo, S.A.*

Venezuela:

- *Cotécnica Caracas C.A.*
- *Cotécnica Chacao C.A.*
- *Cotécnica La Bonanza C.A.*
- *Fospuca Baruta C.A.*
- *Fospuca C.A.*
- *Fospuca Carrizal C.A.*
- *Fospuca Guaicaipuro C.A.*
- *Fospuca Libertador C.A.*
- *Fospuca Maturín C.A.*
- *Fospuca Nueva Esparta C.A.*
- *Fospuca Zamora C.A.*
- *Inversiones Cotécnica C.A.*
- *Servicios Plasticot 405 C.A.*

- **Montcada i Reixac** (Barcelona). Construction of the Ecoparc del Besòs waste treatment plant with an annual capacity of 315,000 tons. It is equipped to treat organic waste, yard waste and large household items. The Ecoparc comprises a series of processes designed to separate out the recyclable materials and to convert the organic matter into fertilizer and fuel for producing electricity.
- **Vinaròs** (Castellón). Street cleaning, garbage collection, cleaning and maintenance of gardens and beaches.
- **Salobreña** (Granada). Ten-year contract for the collection and transport of solid urban waste.
- **Port Aventura Amusement Park** (Tarragona). Cleaning of attractions, service areas and roads. In 2002, the park was visited by a total of 3,300,000 people.

Breakdown by service type

Contracts in Spain


Others 20%
Collection, treatment and elimination 48%
Street cleaning 2%

Customer type

Contracts in Spain


Other public sector 2,1%
Autonomous Communities 1,1%
Private or public 13,2%
Town Halls 83,5%

Waste recycling plant, Valladolid.





Water Management

This continued to be a busy sector last year, with turnover of 342.77 million euros, a 14% increase over the year before.

This growth was possible thanks to the company's efforts to obtain new contract awards valued at 530 million euros, bringing the contract portfolio to 4.337 million euros at the end of the year.

All of the subsidiaries operating in the water sector have been grouped under the **aqualia** name and work has started to implement the new corporate *image in offices and on vehicles.*

aqualia provides a population of more than 6,000,000 inhabitants with drinking water and serves 9,500,000 inhabitants in the area of wastewater treatment.



Drinking water treatment plant in Talavera de la Reina (Toledo).

The contracts awarded during the last fiscal year were as follows:

Integral Water Treatment

- **Écija** (Sevilla): 25 years.
- **Fuentes de Andalucía** (Sevilla): 25 years.
- **Monforte de Lemos** (Lugo): 25 years.
- **Peñaflor** (Sevilla): 25 years.

Drinking Water

- **Ciudad Rodrigo** (Salamanca): Water Distribution (5 years).
- **Corral de Almaguer** (Toledo): Water Distribution (16 years).
- **El Vendrell** (Tarragona): Water Distribution (6 years).
- **La Parra** (Badajoz): Water Distribution (20 years).
- **Las Torres de Cotillas** (Murcia): Water Distribution (5 years).
- **Lena** (Asturias): Water Distribution and sewage (5 years).
- **Llíria** (Valencia): Water Distribution (25 years).
- **Los Alcázares** (Murcia): Water Distribution and sewer maintenance (20 years).
- **Mancomunidad Nogales** (Badajoz): Water Distribution (20 years).
- **Morón de la Frontera** (Sevilla): Water Distribution (20 years).
- **Pueblonuevo del Guadiana** (Badajoz): Water Distribution (5 years).
- **Puerto Lumbreras** (Murcia): Water Distribution and sewage (25 years).
- **Rota** (Cádiz): Water Distribution (5 years).
- **Sant Antoni de Portmany** (Balearic Islands): Water Distribution and sewage (15 years).
- **Torre de Juan Abad** (Ciudad Real): Water Distribution and sewage (10 years).
- **Villamartín** (Cádiz): Water Distribution and sewage (10 years).



Wastewater treatment plant in Tomelloso (Ciudad Real).

Desalination

- Blanes (Girona): Construction, financing and operation of a seawater desalination plant from the delta of the Tordera river for the supply of drinking water for 15 years.

Water Treatment

- **Igualada** (Barcelona): Maintenance of water treatment system for 4 years.
- **La Línea de la Concepción** (Cádiz): Maintenance of sewer system and management of wastewater treatment plant, for 25 years.
- **La Solana** (Ciudad Real): Construction, maintenance and operation of wastewater treatment plant, for 8 years
- **Linares** (Jaén): Management of wastewater treatment plant, for 6 years.
- **Sabiñánigo** (Huesca): Operation, maintenance and conservation of a wastewater treatment plant, for 2 years.
- **Tarazona** (Zaragoza) Maintenance of a wastewater treatment plant, for 2 years.
- **Tomelloso** (Ciudad Real): Management of industrial water treatment service, for 5 years.
- **Villamartín** (Cádiz): Wastewater treatment, for 25 years.

Irrigation

- **Córdoba:** Technical assistance for the Guadalmellato Irrigation Community.
- **Tarragona:** Improvements to the operation of the hydraulic infrastructure of the Ebro Irrigation Community Farmers' Union.
- **Tarragona:** Technical assistance for the Ebro Delta Irrigation Community.
- **Tomelloso** (Ciudad Real): Improvements to the irrigation system of the Los Auriles Irrigation Community.

Group companies operating in this sector:

- ***Seragua, S.A.***
- ***Aguas Potables de Sant Feliu de Guíxols, S.A.***
- ***Abastecimientos y Saneamientos Generales, S.L.***
- ***Adobs Orgànics, S.L.***
- ***Algües de l'Alt Empordà, S.A. (Adamsa)***
- ***Compañía de Usos y Recursos, S.A.***
- ***Conservación de Infraestructuras Urbanas, S.A. (Colnusa)***
- ***Prosein, S.A.***
- ***Sociedad Mediterránea de Aguas, S.A.***
- ***Sociedad de Explotación de Aguas Residuales, S.A. (Searsa)***
- ***Sociedad Española de Aguas Filtradas, S.A.***
- ***Sogesur, Sociedad de Gestión de Servicios Urbanos, S.A.***
- ***Técnica de Depuración, S.A. (Tedesa)***
- ***Tratamiento Industrial de Aguas, S.A. (Trainasa)***
- ***Viasa, S.A.***

Geographic Scope of Action
Contracts in Spain


Other 9%
Murcia 4%
Asturias 5%
Community of Valenciana 5%
Castilla-La Mancha 7%
Castilla y León 7%
Madrid 9%
atalu 9%
alicia 10%
Extremadura 12%
Andalucía 23%

Seawater desalination plant. Adeje-Arona Tenerife.



Parking

The services falling under this heading include the management, operation, control and maintenance of regulated on-street parking and the construction, operation and management of underground parking as well as vehicle towing.

FCC manages approximately 99,000 regulated on-street parking spaces and 8,200 underground parking spaces in 86 cities.



Regulated on-street parking. Oviedo.



Underground parking in Granollers (Barcelona).

Group companies operating in this sector:

Spain:

- ***Estacionamientos y Servicios, S.A. (Eyssa).***
- ***Aparcamientos Concertados, S.A. (Parcosa).***
- ***Empresa Mixta de Tráfico de Gijón, S.A.***
- ***Empresa Mixta de Tráfico, S.A. (Emitra).***

Morocco:

- ***Casapark, S.A.R.L.***
- ***Casapark Mouley Youssef, S.A.R.L.***

The contracts awarded in 2001 affected the following municipalities:

On-street Parking Contracts

- **Guadalajara:** 6 years.
- **Lleida:** 15 years.
- **Mataró** (Barcelona): 5 years.
- **Mollet del Vallés** (Barcelona): 2 years.
- **Rentería** (Guipúzcoa): 4 years.
- **Tortosa** (Tarragona): 7 years.

Underground Parking Contracts

- **Ciudad Real.** Plaza de la Constitución: 254 spaces, 45 years.
- **Errentería** (Guipúzcoa): Former municipal corn exchange, 41 space, 5 years.
- **Gijón** (Asturias). Paseo de Begoña: 416 spaces, 50 years.
- **Igualada** (Barcelona). Plaza de la Cruz: 282 spaces, 45 years.
- **Mataró** (Barcelona). Plaza de Granollers (216 spaces) and Plaza de Spain (221 spaces), 10 years.
- **Pamplona.** Plaza del Castillo: 800 spaces, 75 years.
- **Salamanca.** Avenida Reyes de Spain: 330 spaces, 50 years.
- **Tudela** (Navarra). Plaza de la Constitución: 116 spaces, 50 years.

Vehicle Removal and Towing Contracts

- **Arrecife de Lanzarote:** 4 years
- **Lleida:**15 years
- **Miranda de Ebro** (Burgos): 2 years
- **Mollet del Vallés** (Barcelona): 2 years



Ground assistance for aircraft.
Las Palmas de Gran Canaria.

Airport Handling

Airport handling services were rendered to the passengers of different airlines throughout the check-in and boarding process. Aircraft and luggage transport services were also provided, as well as other services for aircraft and their crewmembers during their stay at the airport.

Group companies operating in this sector:

- ***Eurohandling UTE***
- ***Iberhandling, S.A.***
- ***Logística de Mercancías Aeroportuarias, S.L.***

Contracts in Progress:

- Ground assistance for passengers and aircraft at the airports in Barcelona, Bilbao, Fuerteventura, Lanzarote, Las Palmas, Madrid, Málaga, Santiago de Compostela and Valencia.
- Merchandise handling at the Barcelona and Madrid airports.

17,370,000 passengers were served, an increase of 9% and 72,500 aircraft, a 13.5% increase over the previous year. 137,211 tons of cargo was handled, representing an extraordinary increase of 164%

The most noteworthy event in fiscal year 2001 was the acquisition of Logística de Mercancías Aeroportuarias, S.L., the cargo handling company for the Madrid and Barcelona airports, which handled 84,000 tons of cargo last year.





Group companies operating in this sector:

Spain:

- ***General de Servicios ITV, S.A.***
- ***Aragonesa de Servicios ITV, S.A.***
- ***ITV Insular, S.A.***
- ***Valenciana de Servicios ITV, S.A.***

Argentina:

- ***ITV Córdoba, S.A.***
- ***ITV, S.A.***
- ***VTV, S.A.***
- ***Concesionaria Zone 5, S.A.***
- ***Verauto La Plata, S.A.***

ITV.- Technical Vehicle Inspection

1,400,000 vehicles were inspected in the year 2001 at the 50 ITV stations operated by Group Companies in Spain and Argentina.

Operations commenced at a permanent station in Alcañiz (Teruel) and a mobile unit for inspecting farm vehicles in the Lower Aragón region, both contracts awarded by the Aragón regional government.

Emission controls were implemented for both diesel and gasoline-operated vehicles. These stations have boxes and special equipment for performing emission control tests.

A newly constructed station commenced operations in Valencia. This station is equipped with special equipment to control the toxic gases emitted by vehicles.



ITV (vehicle inspection) in Coslada (Madrid).

Logistics

The following subsidiaries of Grucycsa, S.A. operate in this sector:

- ***Logística Logística Navarra, S.A.***
- ***Logística Aitena, S.A.***
- ***Logística Aitena Portugal, S.A.***
- ***Logística Logistic Activities, S.A. (Loacsa)***

Logistical services are provided to auto companies, computer companies and consumer goods companies through operating centers located close to their clients, including the integral management of the components of a production chain.

The activity of Logística Navarra, S.A. was marked by the start-up of production of the new VW Polo model at the Volkswagen factory in Pamplona and the Opel Combo at the North American company's facilities in Portugal. A new building measuring 10,000 m² was built in Pamplona at the Volkswagen Supplier Park, which was inaugurated at the beginning of 2002.

Aitena, S.A. further consolidated its position of leadership in the rendering of logistical services to appliance companies, drugstores and perfumeries and the food sector from its facilities in Barcelona, the Canary Islands and Alovera (Guadalajara). At this last facility, located next to the Madrid-Barcelona highway about 30 km from the Barajas airport, the company has 70,000 square meters of storage space.

Logistic Activities, S.A, following the renewal of the Johnson & Johnson contract for the entire Iberian Peninsula, will commence logistical activities at its operating center in Alovera (Guadalajara) next year.



Automatic picking installations.

At Aitena Portugal, S.A., 2001 was characterized by the company's specialization in three fields: pharmaceuticals and hospital products, consumer goods and home appliances, thanks to an increase in the number of clients. The Company signed a contract with Tabaqueira (Philip Morris Group) for the storage and distribution of raw materials and finished products. This subsidiary has 50,000 square meters of storage space in Azambuja and 25,000 square meters in Oporto.

Logistical facilities in Alovera (Guadalajara).


AITENA



Bust stop cleaning and maintenance. Madrid.

Street Furniture

This chapter includes the design, manufacture, installation and maintenance, with or without advertising, of all kinds of street furniture, especially hoardings at bus stops, on clocks, information panels and columns, news-stands, public conveniences, batter, glass and paper banks, pedestrian signposts and traffic signs, electronic and electro-mechanical public information panels, etc.

The companies of the FCC Group that operate in this sector handle more than 43,000 elements and outdoor advertising in 11 cities in Europe and America.

The technical department has extensive experience in this field. Some of the designers who have collaborated on the development of street furniture for the FCC Group include internationally known experts such as Nicholas Grimshaw, the architect who designed the Waterloo Station (London), Oscar Niemeyer, the designer of many of the public buildings in Brasilia (Brazil), Jean Piantanida, the designer of much of the street furniture found in Europe and the Argentine Jorge Pensi, who has lived in Spain for more than 25 years and specializes in the design of street furniture and lighting.

Last year, the group won the following contract awards for the management of billboard advertising and other street furniture supports in Spain:

- **Barcelona Metropolitan Area:** Bus stop platforms and shelters, for 7 years.
- **Arcos de la Frontera** (Cádiz): Shelters, for 18 years.
- **Bonrepós and Mirambell** (Valencia): Shelters, advertising supports and signaling for 15 years.
- **Foios** (Valencia): Shelters and advertising supports for 15 years.
- **Jerez de la Frontera** (Cádiz): Shelters and other advertising supports for 4 years.
- **Logroño:** Newsstands, for 15 years.
- **Málaga:** Newsstands, for 15 years.
- **Manises** (Valencia): Advertising supports for 20 years.
- **Marín** (Pontevedra): Shelters and advertising supports for 10 years.
- **Mislata** (Valencia): Shelters and advertising supports for 10 years.
- **Montcada i Reixac** (Barcelona): Shelters and other street furniture components for 23 years.
- **La Pobla de Farnals** (Valencia): Shelters and advertising supports for 14 years.
- **Sanxenxo** (Pontevedra): Shelters and advertising supports 15 years.
- **Torrejón de Ardoz** (Madrid): Advertising supports for 10 years.
- **Vilaboa** (Pontevedra): Shelters, advertising supports and information columns for 15 years.

These contract awards have reaffirmed the FCC Group's position of leadership and market share in Spain. At the same time, special emphasis was placed on international expansion, where important contracts, some of which are described below, were won:

- **Miami** (United States): Installation, maintenance and operation of more than 5,000 street furniture elements for a period of 15 years in the Miami Dade County area which comprises 31 municipalities and 1,500,000 inhabitants.
- **Parma** (Italy): Installation of 1,500 units and management over the next 20 years. With this award, the Group consolidated itself in the competitive Italian market after winning a contract in Genoa last year.
- **Manaos** (Brazil): In this city of 1,500,000 inhabitants, the Group will be responsible for 1,000 advertising supports for 15 years. This contract, in addition to those signed in 2000 with the governments of Río de Janeiro and Salvador de Bahía, converts the companies of the FCC Group into leaders in this sector on the Brazilian market.

Spain:

- *Cemusa - Corporación Europea de Mobiliario Urbano, S.A.*
- *Servicios de Publicidad Urbanos, S.A. (Urba)*

Brazil:

- *Logística Cemusa do Brasil Ltda.*
- *Logística Cemusa Salvador, S.A.*

Costa Rica:

- *Logística Equipamientos Urbanos de Costa Rica, S.A. (Eucor)*

El Salvador:

- *Logística Equipamientos Urbanos de El Salvador, S.A. de C.V. (Eusal)*

United States:

- *Logística Cemusa Inc.*
- *Logística Cemusa Miami, Ltd.*

Guatemala:

- *Logística Equipamientos Urbanos de Guatemala, S.A. (Eugua)*

Italy:

- *Logística Cemusa Italia, S.r.l.*

Mexico:

- *Logística Equipamientos Urbanos de Mexico, S.A. de C.V. (Eumex)*
- *Logística Tenedora de Acciones, S.A. de C.V.*
- *Logística Servicios de Tecnología Especializada, S.A. de C.V. (Sertesa)*
- *Logística Servicios de Comercialización de Publicidad, S.A. de C.V. (Secom)*

Panama:

- *Logística Equipamientos Urbanos de Panamá, S.A. (Eupan)*

Portugal:

- *Logística Cemusa Portugal - Companhia de Mobiliário Urbano e Publicidade, S.A.*
- *Logística Zone Verde - Promoçao e Marketing, Lda.*

Dominican Republic:

- *Logística Equipamientos Urbanos Dominicanos, S.A. (Eudom)*



Grimshaw Newsstand. Genoa (Italy).





PEK Guardian traffic control system. Barcelona.

Group companies operating in this sector:

- ***Sistemas de Control y Comunicaciones, S.A.***

Conservation and Systems

The most important contracts awarded last year include:

- Cleaning and conservation of Zones II and III of the City of Madrid's sewer system, which account for 40% of Madrid's entire sewer system.
- Inspection, conservation and control of Madrid's 100 kilometers of service galleries through which the city's telephone, electricity, water and cable wires runs.
- Maintenance of the facilities which regulate and control traffic enter Barcelona from the south.
- Emergency work on the distribution and adduction network for the division of the Plaza de Castilla, in Madrid, for Canal de Isabel II.
- Traffic control on the M-501 divided highway in Madrid and Madeira (Portugal), financed by a shadow toll system.
- Traffic control in the Envalira tunnel in the principality of Andorra.
- The Group also embarked on a new activity in the telecommunications sector with contracts to perform civil work and install base stations for UMTS.

Cleaning of Barcelona Football Club facilities.





Passenger transport on the Costa del Sol (Malaga)

Passenger Transport

Last year, 45 million passengers were transported over a total of 23 million kilometers.

The management of rail passenger transport has commenced with the concession of the Diagonal-Baix Llobregat streetcar in Barcelona which is currently under construction and expected to be operational in 2003.

At the end of last year, the Group acquired the company Automóviles Portillo, S.A., which subsequently merged with Corporación Española de Transportes, S.A., giving the latter a new dimension and enabling the Group to consolidate its position in the passenger transport sector for both city and intercity service. Automóviles Portillo, S.A. holds licenses in Cádiz and Málaga. Last year, it transported 17.3 million passengers.

Also during the course of the last year, the Group was chosen to provide service to the metropolitan area of north-western Valencia through the company Edetania Bus, S.A.

The FCC Group companies that operate in this sector provide urban transport in Ávila, Benalmádena (Málaga), Estepona (Málaga), Jerez de la Frontera (Cádiz), Marbella (Málaga), Mataró (Barcelona), Sanlúcar de Barrameda (Cádiz), Talavera de la Reina (Toledo), Tarrasa (Barcelona) and Torremolinos (Málaga), along with the Madrid-Almería intercity line, metropolitan service in north-western Valencia, Málaga to Benalmádena, Rincón de la Victoria and Fuengirola, plus the Marbella to Fuengirola and Estepona line.

Group companies operating in this sector:

- ***Corporación Española de Transportes, S.A.***
- ***Almeraya, S.A.***
- ***Corporación Jerezana de Transportes Urbanos, S.A.***
- ***Edetania Bus, S.A.***
- ***Transportes Urbanos de Sanlúcar, S.A.***
- ***Transports Municipals d'Egara, S.A.***


Bus

City passenger transport. Valencia.

Industrial Waste Treatment

Last year, the FCC Group created an Industrial Waste Division to group together all of the activities in this sector.

The new division serves both private clients and numerous public administrations in the three types of waste generated by industry and consumption: inert waste, non-hazardous waste and hazardous waste. In all cases, the services include collection, transport, treatment, recycling, resource recovery and elimination.

In 2001, the division handled 375,000 tons of waste (industrial, batteries, refrigerators, transformers, aerosols and contaminated soil), a 50% increase over the year before. In addition, 100 research and soil decontamination projects were carried out for public and private clients (oil companies, real estate and construction companies).



Contaminated transformer maintenance.

Following the acquisition of the companies pertaining to the Ekonor, S.A. Group, combined with the activities of the FCC companies that were already operating in this sector, the Group now has the largest commercial network in Spain for the management of all kinds of waste with a significant number of treatment plants and disposal facilities.

Group companies operating in this sector:

- ***Aecosol, S.L.***
- ***Agr, S.A.***
- ***Baltecma, S.L.***
- ***Bisbleta, S.L.***
- ***Ekonor, S.A.***
- ***Electrorecycling, S.A.***
- ***Gemasur, S.L.***
- ***Hidrocen, S.L.***
- ***Inges, S.A.***
- ***Ipodec-Riscop, S.A.***
- ***Ligete, S.A.***
- ***Lizarreka, S.L.***
- ***Pilagest, S.L.***
- ***Recitermia, S.A.***
- ***Sogecar, S.A.***
- ***Tpa, S.A.***
- ***Trebal, S.A.***
- ***Tri, S.A.***
- ***UTE Montmelo***

Waste elimination plant in Getafe (Madrid).



In the field of electric and electronic waste, the company Electrorecycling, S.A., has been awarded a contract to build and operate a treatment plant in Cataluña that is expected to be operational in 2003.

Ekonor, S.A. is building a transfer plant at the Bilbao Port and an emergency intervention base which will be operational this year, while Recitermia, S.A. is building a resource recovery plant in the Community of Madrid.

Tourism

Grubarges Inversión Hotelera, S.L, a company that is jointly owned by Grucycsa, Gesinar (Grupo BBVA) and Barceló Empresas, owns 30 hotels in Spain, the United States and Mexico with a total of 7,822 rooms for rent.

In July of last year, a 300-room hotel opened its doors in Punta Umbría (Huelva). The hotel is located on the oceanfront close to three protected areas: Los Enebrales, La Laguna de El Portil and las Marismas de Odiel.

Since it was founded in 1998, Grubarges has invested 685 million euros. It is now the leading Spanish hotel group in the United States.



Hotel Hatulco Resort. Mexico.

New Technologies

Rear-loading container-washing vehicle with noiseless auxiliary engine

As part of the FCC Group's policy to constantly strive to improve environmental conditions, its technical services have designed and manufactured the first noiseless automatic container-washing system.

In the equipment used previously, the noise of the mechanical equipment itself was exacerbated by the noise caused by the impact of the water hitting the container walls at high pressure.

To address this problem, the new design is based on the action of a pump assembly driven by an auxiliary engine contained in a completely soundproof compartment along with a cooling system for the auxiliary engine that uses heat exchangers to convert the wash water into coolant.

The washing compartment is soundproof thanks to the use of a double-walled hatch containing noise-absorbing materials and the fact that the outside of the washing chamber is painted with noise-absorbing materials. In addition, all pipes and valve assemblies are mounted on elastic elements which prevents they from vibrating when the equipment is working.

The results of the first units, already in service, are excellent, having decreased the noise level by 13 DbA. With a maximum noise level of 68.5 DbA, these vehicles have the lowest noise levels of any built thus far for this purpose.



Soundproof container washer.

4x4 (four-wheel drive) 9 m³ garbage collector-compactor with multi-purpose receptacle lift, noiseless and with a maximum width of 2 m.

This is a very small vehicle with advanced trash collection features and high performance levels.

In its simplest version (rear drive) which is already being used, it is performing very well due to the vehicle's width and compacting capacity. The new four-wheel-drive version includes the possibility of using the equipment in areas that are very difficult to reach due to narrow streets, faulty pavement or steep slopes, features that are often seen on the outskirts of a city.

The vehicle has a new transmission and drive system that uses a torque converter. For maneuvering steep slopes it includes a new automatic braking technology by which the chassis initially brakes the vehicle independently of the driver. This, combined with its narrow width (2 meters) and 18 ton load capacity, enables it to maneuver in areas that are difficult to access.

It has a capacity of 9 m^3 and has been designed for high compacting, up to almost 750 kg/m^3. This load density optimizes the chassis and brings about considerable savings.

For even more versatility, the vehicle is equipped with a cable type receptacle lift with the capacity to elevate containers up to 3,000 liters and loads weighing more than 850 kilograms.

Treatment of the organic matter in urban waste by methanization

The use of methanization is becoming more widespread in Europe as an economic and ecological alternative to composting for the treatment of the organic matter in solid urban waste. With more than 50 facilities operating in Europe, methanization has been shown to be a viable procedure for the future. This technology is gradually taking hold in Spain and has been successfully developed by FCC.

Methanization is a biological process whereby organic matter is decomposed by microorganisms in an oxygen-free environment (anaerobic). The development of this biological reaction depends primarily on the temperature in the environment where the reaction is taking place and the length of time the materials are left there. This process occurs naturally at traditional landfills, transforming the organic matter into landfill gas which is composed primarily of methane which can be converted into energy and a biologically stable solid (compost) that can be used as organic fertilizer after undergoing a maturation process.

In view of the importance of the biological treatment of solid urban waste, by 2006 it is expected that 24% of the waste generated in Spain will be treated using composting techniques. The FCC Group has thus decided to take the first step toward programs focusing on treatment processes using composting and biomethanization.

To carry out this R&D project to define a methodology for monitoring the quality of the compost obtained from solid urban waste, a collaboration agreement has been signed with the Environmental Science Center of the High Council of Scientific Research. This program, which will be developed over the next three years, will receive funding from the Profi Fund (Program for the Promotion of Technical Research) available through the Ministry of Science and Technology.

The research on biomethanization techniques will be carried out as part of an exchange protocol with Creed researchers (Vivendi Group Applied Research Center) in order to start a database of verified references to be shared by Vivendi Environnement and FCC.

Each one of these projects and programs will enable us to give our clients the best possible advice and to design the innovative technological solutions that will open the door to new markets.

Quality and Environmental Management

In 2001, an environmental management system was set in place for all activities related to garbage collection, street cleaning, park and garden cleaning and conservation, property maintenance and sewer cleaning and the subsequent attainment of compliance certificates with UNE-EN ISO 14001

To this end, we have introduced a series of actions into our productive processes designed to protect and respect the environment, including:

- Assessment at all permanent facilities of potential pollution of or interaction with the air, soil and water.
- Studies of the atmospheric emissions of vehicles, combustion boilers and waste at elimination and treatment points.



Four-wheel drive collector-compactor.

- Evaluation of the waste produced during processes. In this regard, our facilities have been equipped with suitable trash receptacles and safety measures to separate and store hazardous waste while awaiting collection by an authorized waste management company.
- Dumping into sewer systems and public channels has been analyzed and control measures have been implemented to comply with all dumping authorization requirements.
- An environmental policy designed to reduce the use of resources and to study the possibility of cutting down on the contamination generated by each facility has been established.
- Depending on the service involved, contracts now include written guidelines for achieving the state objectives.

During the last fiscal year, the parent company's quality certificate was renewed as were those of FCC Medio Ambiente, S.A., Alfonso Benítez, S.A., Servicios de Levante, S.A. y Servicios Especiales de Limpieza, S.A. for all city maintenance activities.

Quality management systems based on the revision of standard UN-EN ISO 9001:2000 have been designed and implemented at Saneamiento y Servicios, S. A.(Sayse), which operates in El Puerto de Santa María (Cádiz), and Municipal de Serveis, S.A. (Musersa), which operates in Girona.



Construction

Contracts and Order Book

In 2001, new contracts totaling 2,368 million euros were awarded, an increase of 17% over the year before, while the portfolio of work to be performed as of 31 December was 2,947 million euros, a record in FCC's one hundred year history.



Los Monteros Palm Beach Housing Development. Marbella (Malaga).

Turnover
(Millions of euros)


1,656
1,849
1,867
2,055
2,396
1997
1998
1999
2000
2001

Cantabrico Divided Highway.
Section: Lamadrid-Unquera. Cantabria.
La Acebosa viaduct.

Roads and Highways

This subsector continues to account for the largest part of the Group's construction activity in terms of both turnover and the amount of work in the order book.

The most relevant contracts awarded last year were:

- N-632 divided highway, Grases-Infanzón section in Asturias which will connect the Gijón beltway with the Cantábrico highway. The section is 9 kilometers long and includes the construction of a viaduct almost 600 meters long and two tunnels, one in each direction, measuring 1,160 and 2.355 m, respective.
- Vitoria-Eibar divided highway, Bergara Norte-Bergara Sur section, 4.5 kilometers long including the 1,480 meter San Marcial tunnel and the 625 meter Ipiñarri viaduct over the Deva river with a central span measuring 74 m.
- Access tunnels to the new Porto Football Club (Portugal) stadium as part of the work for the 2004 European Football Championship. The work includes the excavation of 1,300,000 cubic meters for the construction of the new sports facility.
- La Plata divided highway, section between the Gerena junction and the Camas junction (Sevilla) measuring 13.8 kilometers long. One of the most important sections of this project is the Santi Ponce viaduct measures 2 kilometers long which, due to the geotechnical singularities of the area, will require a foundation that is 30 meters deep.
- Sallent-Puig-Reig section (Barcelona) of the Llobregat arterial road.
- Third lane on the Lliria- Valencia divided highway.
- León-Santa María del Páramo section.
- Castilla divided highway, Aldehuela de Bóveda-Martín de Yeltes (Salamanca) section measuring 25.4 kilometers long and running between Salamanca and Ciudad Rodrigo, which will replace the current highway which accommodates a large part of the road traffic between Portugal and Spain.
- Connection of the south cloverleaf to the A-7 in Valencia.

The following are among the projects completed and delivery during the last fiscal year:

- Autovía del Noroeste, Castrolamas-Noceda (Lugo) - Puerto de Piedrafita section. The section is 8 kilometers long with a maximum slope of 5% and includes 4 viaducts measuring 1,974 meters and 2 two-way tunnels measuring 280 and 865 meters, respectively.
- Autovía del Cantábrico, Unquera-Lamadrid (Santander) section measuring 15.9 kilometers long with an interchange in San Vicente de la Barquera. The section is composed of 28 structures broken down into 6 viaducts, 9 underpasses, 4 railroad crossings, 8 overpasses and one bridge.
- 195 kilometers of the Fredericton-Moncton divided highway were inaugurated in Canada. This highway is part of the Transcanadian highway system. The construction, which lasted four years, represents a milestone in the country's history in terms of the type of contract and the volume of work which was valued at more than 430 million euros. 20 interchanges, 18 wide-span arches over streams and 59 structures including overpasses and underpasses at intersections with other roads were built along the section in question. The contract includes a 20-year maintenance agreement which may be extended to 30 years. This road will substantially improve the connections between the two largest cities in New Brunswick.

New bridge and relief road in Medellin (Badajoz).





Bridge over the River Ozama.
Santo Domingo (Dominican Republic).

- 12 kilometers of the M-501 divided highway, the "Carretera de los Pantanos" have been opened to traffic. FCC Construcción, S.A. is participating in this project as the licensee and contractor. The total length of the section is 21.8 kilometers, 9.8 kilometers of which pertain to the M-511 highway and the remaining 12 to the M-501. The work includes 10 overpasses, 24 underpasses, 12 interchanges and a viaduct over the Guadarrama. This is the first section of highway opened to traffic that is part of a series of highways in the Community of Madrid bid on under a shadow toll arrangements. The newly inaugurated section connects the towns of Villaviciosa de Odón and Quijorna. The remaining 10 kilometers, between the M-40 and Villaviciosa de Odón are expected to be completed by the summer of 2002.

- The new Juan Bosch bridge over the Ozama River was inaugurated in Santo Domingo in the presence of high-ranking officials from the Dominican Republic. The bridge is a strutted structure with pylons and a concrete platform. It measures 64.2 meters in length with a central span of 180 meters and a width of 32 meters. The budget for this job was 43 million pesetas.

Lleida-Barcelona Divided Highway.
Section: Santa Maria del Cami-Igualada (Barcelona).
Elevated traffic circle.



Hydraulic Works

The most important contracts awarded last year were:

- Channeling of the Llobregat River between the Mercabarna Bridge and the ocean in El Prat de Llobregat (Barcelona). The river is being rerouted to permit the enlargement of the Free Zone and the Port of Barcelona.
- An 8.15 kilometer long hydraulic tunnel between the Odelouca and Funcho dams in Silves in the Faro District (Portugal). The tunnel will be built with a tunnel-boring machine and will have an inside diameter of 2.3 meters.
- Water supply to the Eresma river community, improving the service to cities and towns in the provinces of Segovia, Ávila and Valladolid.
- As part of the City of Madrid's Integral Maintenance Plan, actions affecting divers municipalities in the catchment areas of the Jarama and Lozoya rivers.
- Collectors on the right bank of the Guadalquivir in Aljarafe (Sevilla) and general collector in Porriño (Pontevedra).
- Driving and connection of the Rialb dam to the Segarra-Garrigues canal (Lleida). Composed of a double pipe, 3.5 meters in diameters and 900 meters long, with inlets, pumps and an energy transformation plant.



Interconnection of the Jarama-Lozoya and Alberche river basins. Guadarrama (Madrid) Aqueduct over the Manzanares.



Palma de Mallorca Port.

Marine Works

The most notable contract award last year was the east dike at the Port of Barcelona. The work consists of prolonging the current dike by 2.2 kilometers by anchoring a total of 88 caissons, four different types, the largest of which measure 24.39 x 33 x 20.60 m. Some 6.44 million cubic meters of soil and sludge will have to be dredged and 8.1 tons of quarry materials will be used as well as 18,000 tons of steel and more than 500,000 cubic meters of concrete. The caissons will be assembled on the new floating dock, "Mar de Aneto", owned by FCC Construcción, S.A.

Other awards:

- Enlargement and widening of the Mármoles pier at the port of Arrecife (Lanzarote). The work involves the anchoring of 6 caissons measuring 31.75 x 10.50 x 16.80 m.
- Infrastructures at the Roses (Girona) marina.
- First phase of the Badalona port (Barcelona).
- Reorganization of the fishing zone at the port of Tarragona.

Air Transport

The most notable contract awards last year included:

- Embarkation building at the Palma de Mallorca airport.
- Bus and taxi parking area and new access to Terminal B, both at the Barcelona Airport.
- Service channels at the Madrid-Barajas airport.

Progress is being made on the construction of the new terminal building at the Madrid-Barajas airport, which continues to be the largest civil work contract awarded in Spain with a constructed surface area of more than 500.000 m^2.

New control tower at the Malaga airport.



Rail Transport

This subsector has been particularly active in recent years due to the construction of the Madrid-Barcelona, Madrid-Northesat and Córdoba-Málaga high speed liens as well as the enlargement of metropolitan rail systems in Barcelona and Madrid.

Notable contract awards:

- Line 9 of the Barcelona Metro, section four which runs between Bon Pastor, Can Zam and the Zona Universitaria to Sagrera. This is the most unique project on the new line which involves the excavation of an 8.4 km tunnel between Sagrera and the University and will enable trains to operate at two different levels inside the same tunnel.
- Miño line (Porto-Valença do Minho-Tuy) in Portugal. The section is 11 km long and includes the construction and remodeling of several stations as well as new structures.
- Alfornelos Station on the blue line of the metropolitan train system in Lisbon (Portugal). The project includes the construction of a screened section with more than 4,100 meters of piles measuring 800 mm in diameter.

The following contracts were awarded for work on high speed train lines:

- Zaragoza-Zuera section measuring 31.2 km long. Consists of the construction of a wide international railroad line alongside the current one which is straightened and adapted for high speed. Includes the construction of the platform, tracks, electrification and signaling, as well as viaducts over the Ebro and Gállego rivers.
- Subsection IX-A, El Vendrell-Bellvey (Tarragona), a 5.9 kilometer section of the Madrid-Barcelona line. Includes the construction of 4 viaducts, 3 overpasses, 2 underpasses and 287 meters of underpass under the highway.
- Second phase of the Delicias station in Zaragoza which will serve the Madrid-Zaragoza-Barcelona-French border high speed line in the future. The contract calls for the execution of all interior finish work, finish work on tracks and co-generation systems, sewage, electricity and air-conditioning. FCC Construcción, S.A. is also participating in the first phase.
- Nava de la Asunción-Coca (Segovia) subsection of the Segovia-Valladolid high speed line. The section is 9 km long, along which 10 underpasses will be built. Two million tons of soil will be moved and 300,000 m^2 of soil will be compacted for this project.

High speed train.
Section: Mejorada del Campo (Madrid).



Last September, a funicular railway in Bulnes (Asturias) inside the Picos de Europa National Park was inaugurated, thus solving this town's isolation problem as it is the only one in Asturias that is not accessible by road. The work included the construction of a tunnel measuring 2,200 meters long and 4.5 meters in diameters, drilled with tunnel-boring machines and built with a 28% slope. The civil work for this project received the Quality Award for the year 2001.



Last year, local train service between Alcobendas and San Sebastián de los Reyes was inaugurated in the Community of Madrid. Likewise inaugurated were the widened tunnel and enlarged station of the number ten metro line in Madrid, which will enable Metrosur to link up with the city metropolitan network by using train units with larger loading gauges and higher capacities than the current ones. The section is 7.1 km long, 3 km of which are above-ground while the rest are underground. There is one unstaffed station and two underground stations.

Construction was also completed on the tunnels to prolong line ten and the Móstoles section of Metrosur, all of which was accomplished using the "La Adelantada" tunnel-boring machine. The experience and quality of the employees operating this complex tool managed to break world records referring to the tunnels built using prefabricated voussoirs.

"La Adelantada" tunnel-boring machine.





"Os Capelos" in Carral (A Coruña).

Homes

During the last fiscal year, contracts were signed for the construction of 4,750 homes in Spain, the most notable of which included the following:

- 114 homes in Rivas-Vaciamadrid (Madrid).
- 44 homes in Sotogrande-San Roque (Cádiz).
- 115 homes in Las Cumbres del Rodeo, Marbella (Málaga).
- 224 homes for the Málaga Municipal Housing Institute.
- 112 homes in the "Jardín del Mar" housing estate in Campello (Alicante).
- 108 homes in the "El Porvenir" housing estate in Baracaldo (Vizcaya).
- 238 homes in Daganzo de Arriba (Madrid).
- 220 homes in the "Valmarino" housing estate in Valencia.
- 98 homes in the Valdelasfuentes housing estate in Alcobendas (Madrid).
- 186 homes en Badalona (Barcelona).
- 150 homes in the "Els Químics" housing estate in Girona.



Homes at Eugenia de Montijo street. Madrid.

Housing Estates

The housing development business at Tablas and Monte Carmelo, located in the northern part of the Community of Madrid, continued to move at a brisk pace. The two developments combined occupy a surface area of 6,180,000 square meters which includes land movement, paving and services for more than 20,000 homes. Construction has already begun on some plots.

The following are among the most significant contracts awarded last year:

- Integrated Merchandise Center in Lleida.
- Passeig Valldaura in Barcelona.
- Ribera del Estadio in Córdoba.



Nueva Andalucia Housing Development. Marbella (Malaga).



El Corte Ingles Shopping Center. Cadiz.

Non-Residential Construction

This chapter encompasses the construction of buildings for diverse uses: administrative, educational, cultural, sports facilities, retail space, hotels and industry. The most notable awards included:

Government Buildings and Offices:

- Municipal office buildings for the Town Hall in Hospitalet de Llobregat (Barcelona).
- Traffic control center in Madrid.
- Four office buildings in Madrid and Leioa (Vizcaya).
- Office building and R&D facilities in Palau de Plegamans (Barcelona).

Teaching Centers:

- University building for the Valencia Polytechnic University.
- Basic training schools at the Rota Naval Base(Cádiz).
- Buildings for the Schools of Geography, History and Philosophy at the University of Barcelona.
- Parasitology and Biomedical Institute at the Health Studies Campus in Armilla (Granada).
- Secondary schools in Añover de Tajo (Toledo) and Tarragona.

Cultural, Sports and Entertainment Centers:

- Madrid Circus. This contract was awarded in a competitive tender process for the design and construction. The building will be located at Ronda de Atocha in a former biscuit factory. The original façade will be conserved. 3,200 square meters of the buildings 7,400 will be used for public performances while the rest will be used for installations, museums, offices, dressing rooms and parking.
- Parking area and building adjacent to the Alfredo Kraus Auditorium in Las Palmas de Gran Canaria.
- Installations, finish work and furnishings for a gymnasium in Tarrasa (Barcelona).
- Salamanca Performing Arts Center, which is expected to be completed by the time Salamanca becomes the European cultural capital.
- Enlargement of the Chapín municipal stadium in Jerez de la Frontera (Cádiz).
- Indoor pool in Guadalajara.
- Design and construction of the sports center at paseo Imperial in Madrid's Arganzuela district.

The Castellon Fine Arts Museum was inaugurated last year. It has received the FAD Architecture Award for 2001 and the Quality Award for the best construction of the year.



"Son Llatzer" Hospital. Palma de Mallorca.

Shopping Centers, Fairgrounds and Congress Halls.

- Structure of the Tres Aguas shopping center in Alcorcón (Madrid) occupying a total of 200,000 square meters.
- First phase of the Barcelona Convention Center which will host the most relevant events of the Barcelona Universal Cultural Forum in 2004.
- Underground parking for the new Fairground in Bilbao (Vizcaya).
- Shopping and entertainment center in Valencia.

The Bahía de Cádiz shopping center was inaugurated last year. In addition to the Corte Inglés and Hipercor, the facilities also include 10 cinemas. The total constructed surface area is 150,000 square meters built on a 24,000 square meter plot. The complex is a six-story building, four of which are underground, with 1,200 parking spaces. The Santa Cruz de Tenerife shopping center was inaugurated in October of last year.

Hotels:

- 167-room hotel on Isla Cristina (Huelva).
- 300-room hotel on Isla Canela, Ayamonte (Huelva).
- 414-room hotel in La Línea de la Concepción (Cádiz).

Industrial Buildings:

- Phases 1, 2, 3 and 4 of the Barcelona bus depot.
- Logistics warehouse in Mataró (Barcelona).
- Second phase of the workshops for Transportes Urbanos de Sevilla (Tussam).

Rehabilitation and Maintenance

- Remodeling of the former elevator station at Plaza de Castilla in Madrid.
- Rehabilitation of the Daoiz y Velarde Arsenal in Madrid.
- Renovation of the Cataluña School of Music in Barcelona.
- Town hall in Las Palmas de Gran Canaria.

"Nuestra Casa" Residence. Foundation for Aiding the Disabled. Collado Villalba (Madrid).





Wastewater treatment plant in Sabadell (Barcelona).

Water Treatment

The subsidiary that specializes in this area, Servicios y Procesos Ambientales, S.A., expanded its *presence on the market by winning the following* contract awards:

Water Desalination:

- Tordera Station (Barcelona), with a treatment capacity of 10 hm^3/year and the potential to double capacity. The contract call for plant management for a 12 year term.
- Janubio Plant on the Playa Blanca (Lanzarote) with a treatment capacity of 10,500 m^3/day, including plant management for 15 years.

Water Treatment:

- Treatment of water from the Jarama and Lozoya river basins in the Community of Madrid which includes more than 33 km of collectors and 4 treatment plants.
- Deodorization of the Casaquemada (Madrid) wastewater treatment plant which includes four metal covers measuring 37 meters in diameter for the primary settling tanks, as well as air treatment systems.
- Plant for the Alicante Airport.
- *Arenas de San Pedro treatment* plant(Ávila).
- Enlargement of the Letur station (Albacete).

Industrial water:

- Reduction of water hardness in boilers for the thermal power plant in Tarragona (3,400 m^3/day).
- Treatment of effluents from a bottling factory (2,000 m^3/day).

International:

- Industrial wastewater treatment for a paper factory in China with the capacity to treat 40,000 m^3 per day of industrial wastewater from the pulp production line.
- Sludge treatment plants at the Lingzhuang (750,000 m^3/day) and Jieyuan (500,000 m^3/day) drinking water facilities, both in China.

Wastewater treatment plant in El Espinar.
San Rafael (Segovia).





Reservoir conservation.

Infrastructure Conservation

The subsidiary Mantenimiento de Infraestructuras, S.A. (Matinsa) is a company that specializes in this sector on three different fronts:

Road Maintenance:

- Maintains more than 800 kilometers of regional highways and 2,000 kilometers of national highway all over Spain, including several sections of the CN-301, CN-430 and A-31 running between Madrid and Alicante; diverse sections of the CN-II in the provinces of Madrid, Zaragoza and Lleida; the A-49 expressway from Sevilla to Huelva; Madrid- Guadarrama section of the CN-VI and León-Campomanes of the A-66; the high capacity sector in Gran Canaria; the north-eastern part of the Community of Madrid and all of the roads in the province of Avila falling under the jurisdiction of the Castilla y León regional government.



Forest work.

Hydraulic Infrastructures:

- Maintenance of 7 dams for the Guadalquivir Hydrographic Confederation and the Júcar basin's automatic hydrographic information system for the Júcar Hydrographic Confederation.

Forestry:

- Reforestation, forest treatments, reforestation of farmland, restoration of the natural environment in areas affected by infrastructures and auxiliary forestry work in the Autonomous Communities of Andalucía, Castilla y León, Castilla-La Mancha, Galicia, Extremadura, Comunidad Valenciana and Madrid.
- Renovation of the forest fire prevention and emergency intervention system in the northern zone of the Community of Madrid and park maintenance in the south-eastern part of the Community of Madrid.
- Environmental improvement actions have commenced in the mountains to the east of León and on Section IV in the province of Soria.

Engineering

Proyectos y Servicios, S.A. (Proser) is the subsidiary that specializes in engineering studies and design projects. The new contracts awarded to this firm included:

Roads and Highways:

- Condado de Treviño (Burgos) relief road off the N-1 national highway. The total length of the section is 9.2 kilometers and includes one junction, 9 structures and a two-way tunnel measuring 480 meters long.
- N-630 La Plata divided highway, section LE-412-Villabrázaro (Zamora). The total length of the section is 9.2 kilometers with one junction and 22 structures.
- Llobregat divided highway, Sallent-Berguedà section measuring 13.5 kilometers long with 7 junctions and 23 structures.
- Repair on the A-499 highway, Villanueva de los Castillejos-Puebla de Guzmán (Huelva) section measuring 14 kms long.

Madrid-Zaragoza-Barcelona-French Border high speed train.



Railroads and Metros:

- New high speed rail access to the north and north-eastern part of Spain, Soto del Real-Segovia section (Guadarrama tunnel). Includes 32.8 km of dual tracks one with twin tunnels, each one 28.4 km long, 8.5 m in diameter with 32 cm thick voussoirs.
- North-east corridor of the Zaragoza-Huesca-Canfranc high speed train line. Zuera-Tardienta (Zaragoza) section. The project consists of laying 28 kilometers of new wide railroad tracks.
- Adaptation and modernization of the Zamora-A Coruña line (Atlantic artery) at Ordes (A Coruña). This is a 7.2 km relief section of the current railroad track designed for speeds of 200-220 km/h with a double track platform.
- Prolongation of the T-4 streetcar line in Valencia. Section T.V.V.-Barrio de La Coma, 4 kilometers long.
- Generalitat de Cataluña Trains, Plaza de España connection to the Vallès line. Four different routes were analyzed along with a transport study.

Hydraulic Works:

- L'Albagés Dam (Lleida). A dam for loose materials measuring 88 m high that closes off a 100 hm^3 reservoir. This reservoir is the final destination of the Segarra-Garrigues canal.
- Regulation of the Segriá Sur (Lleida). Drip irrigation system for a surface area of 6,000 hectares, with primary and secondary pipes and distribution network.
- Irrigation viability study for the area around the Rialb reservoir (Lleida) and plans.
- Conditioning and enlargement of the Urgell canal (Lleida). Implementation of a 17 kilometer inside section of reinforced concrete, with a transport capacity of 40 m^3/second.
- Channeling of the Ciriano and Bienquerida (Málaga) streams. Composed of two sections measuring 848 and 1,853 meters long.
- Improvements to the Torrevieja (Alicante) wastewater treatment plant, with a treatment capacity of 60,000 m^3/day.
- Wastewater treatment plant with a treatment capacity of 7,700 m^3/day, expandable to 15,000 m^3, pump station and drive and backwash pipes for treated water for Arenys de Mar, Arenys de Munt and Canet de Mar (Barcelona).

Rias Bajas divided highway. Section: Fumaces-Estivades.
Verin Viaduct.





Toro - Zamora canal.

Technical Assistance and Work Superintendence

- Inspection of plans and monitoring of the construction work on the R-2 toll road from Madrid to Guadalajara and the M-50 beltway in Madrid, subsection running between CN-II and CN-I.
- Control and supervision of work on the thermal sludge treatment plant at the wastewater treatment plant in Rubí (Barcelona), with a sludge drying capacity of 32,725 tons per year. Heat and electricity co-generation by means of 2 natural gas engines with alternator terminal power of 6.120 kw.
- Supervision of work on a common landfill for the towns of Mairena del Alcor and El Viso del Alcor (Sevilla) and wastewater treatment plant. This is a conventional treatment plant with active sludge with anaerobic treatment of excess sludge.
- Construction and management of the work on the enlargement of a gray cement line, installation of a mill and disassembly of another mill for a cement factory in Morata de Tajuña (Madrid).

Other Projects

- Work on the tunnel connecting María de Molina Street and the Madrid-Barcelona N-II highway, a continuous underpass that provides a west-to-east connection between the Paseo de la Castellana and the CN-II highway.
- Updating of technical files, operating regulations and detailed inspection of the Beninar, Beznar, Cuevas de Almanzora La Viñuela dams (Almería).
- Composting plants for solid urban waste in the Bages and Cerdanya (Girona) regions with a treatment capacity of 40,000 tons per year.


MOVIE
WB
WORLD

Megaplas theme park.

Corporate Image

Megaplas, S.A. is the company of the FCC Group devoted to the implementation of corporate image for large retail concerns:

Some of the most notable contracts awarded to the company last year included:

- The Madrid Theme Park in San Martín de la Vega (Madrid).
- 550 bank branches.
- Remodeling of 200 service stations.
- Restaurant chains in Spain, Portugal, Italy and France.
- Automobile dealerships in Spain and France.

Gas and Oil Pipelines

The company Auxiliar de Pipelines, S.A. specializes in the construction and erection of pipelines for transporting all kinds of fluids.

The most important contracts awarded last year included:

- Five kilometers of gas pipeline branches in Soria using 6" steel pipes.
- Modification of the route of the gas pipeline in Semianillo de Madrid, at the height of the M-45, including the installation of 400 meters of 26" steel pipes, 400 meters of 16" pipes and two lines of 400 meters each of 16" pipes.
- Laying of a shunt to Manoteras (Madrid) including the installation of 100 meters of 16 " and 12" steel pipes and a 300 meter branch of 12" pipe.
- Reform work on the fuel storage and supply facilitates at train stations in Albacete, Algeciras (Cádiz), Almería, Cartagena (Murcia), Cerro Negro (Madrid), Córdoba, Huelva, Sevilla and Vicálvaro (Madrid).
- Integral gasification (construction of hook-up networks and in-home installations) in Béjar, Guijuelo and Salamanca.

Rivas-Alcala gas pipeline (Madrid).





Factory in Puente Genil (Cordoba).

Prefabricated Products

Business was brisk for Prefabricados Delta, S.A. in 2001. The most indicative data on the activities carried out at the company's plants in Humanes (Madrid) and Puente Genil (Córdoba) last year are as follows:

- 32 km of post-stressed reinforced concrete pipes with metal sleeves, elastic joints and diameters between 1,000 and 1,200 mm for water supply in Lleida.
- Production of 340,000 rail ties for Renfe and for the Ente Gestor de Infraestructuras Ferroviarias to be used on the Madrid-Barcelona high speed line.
- More than 20,000 voussoirs for the Metrosur tunnel that will connect the municipalities in the southern part of the Community of Madrid.

Repairs and Reform Work

Reparalia, S. A. provides repairs, reform work and maintenance services to private clients and groups. It has seven regional offices and a network of 2,400 professionals specializing in more than 20 different trades.

It has contractual agreements with numerous insurance agencies, financial entities, electric companies and distribution companies.



Santiago de Chile airport.

Infrastructure Concessions

Accesos de Madrid Concesionaria Española, S.A.

This affiliate was awarded a contract for the construction, conservation and management of the Radial 3 (M 40-Arganda del Rey) and Radial 5 (M 40-Navalcarnero) toll roads and the M 50 West (Madrid). All together, ninety kilometers of highway and a total investment of 721 million euros with an operating term of 50 years.

Autopista Central Gallega Concesionaria Española, S.A.

This company was awarded a contract for the construction, conservation and operation of the toll highway between Santiago de Compostela and Alto de Santo Domingo, a section measuring 56.8 km. An investment of 270 million euros and an operating term of 75 years.

Fredericton-Moncton Freeway

The company was awarded a contract by the government of New Brunswick in Canada for the construction and operation of a freeway spanning 250 kilometers that is already in service. The company will be responsible for operating the road for the next ten years and for maintaining it for the next 20.

Compañía Concesonaria del Túnel de Sóller, S.A.

This concession has been operating since February 1997. It includes a 3 kilometer tunnel running through the Alfabia mountain range to facilitate the traffic between Sóller and Palma de Mallorca. Last year it was used by an average of 6,530 vehicles on a daily basis, a 4.8% increase over the year before.

Concesiones de Madrid, S.A.

The administrative concession relative to the management of Madrid's southern beltway (M-45) running between the N-II and the O´Donnell arterial road and measuring 14.1 kilometers long was opened to the public this year. The term of the contract is 25 years under a "shadow toll" arrangement. It involves an investment of 180 million euros.

Marina Port Vell, S.A.

Located at the Port of Barcelona, all 413 of the berths available for recreational boats are fully occupied as are the 4,800 square meters of leasable commercial space.

Nàutic Tarragona, S.A.

This marina has 417 berths, 65% of which have been sold or rented, and 8,000 square meters of commercial space, all of which has been sold.


ATRACCION
DE ACERO

Theme park in Madrid.

Parque Temático de Madrid, S.A.

This company is the owner of the recently inaugurated Warner Bros Theme Park in San Martín de la Vega (Madrid). A total of 38 million euros was invested into the Park, which sits on 250 hectares of land.

Port Torredembarra, S.A.

This marina has 820 berths, more than 75% of which were occupied last year. All 4,000 square meters of commercial space was rented.

Ruta de los Pantanos, S.A.

This company is responsible for the construction, conservation and management - for 25 years - of the so-called "Reservoir Route" which consists of doubling the roadway on the M-511 and M-501 roads between the M-40 and the M-522 to facilitate access to Madrid from the west. A total of 75 million euros is expected to be invested in the 21.8 kilometers of new roadway which will be operated under a "shadow toll" arrangement. The first twelve kilometers were opened to traffic at the end of last year.

Scutvias, S.A.

This 176 kilometer long highway, operated under a "shadow toll" arrangement, links Abrantes and Guarda (Portugal). Work will be completed in 2004, although some parts of the road have been open to traffic since 2000.

S.C.L. Terminal Aéreo de Santiago, S.A.

This company was awarded a fifteen-year contract to manage the passenger terminal at the Arturo Merino Benítez Airport in Santiago de Chile. The work was completed in March 2001. Almost six million passengers used the airport facilities during the last fiscal year.

Tramvía Metropolità, S.A.

This company was awarded a 25-year contract to build and operate a transportation infrastructure which will connect southern Bercelona to the towns and villages located on the outskirts of the metropolitan area in the Baix Llobregat region such as San Just, Cornellà de Llobregat, Hospitalet de Llobregat, Sant Joan Despí, Esplugues and Sant Feliu. It consists of 18.2 kilometers of track and 20 trains, in addition to stations, shops and depots. It is expected to be operational by the end of 2003.

Jarama viaduct on the M-45.





World Trade Center. Barcelona.

Transportes Ferroviarios de Madrid, S.A.

This company holds a 30-year concession for the prolongation of Line 9 of the Madrid metro system between Vicálvaro and Arganda. The total section measure 20 kilometers long and includes 3 stations. At the end of last year, an average of 15,865 passengers used this route on a daily basis.

Túnel d´Envalira, S.A.

This company is responsible for the construction, conservation and operations of a tunnel measuring 3 kilometers long that links the Soldeu and Pas de la Casa ski areas, both in Andorra. A total of 72.1 million euros will be invested in this 50-year concession. Work began at the end of 1999 and the tunnel is expected to be operational by 2002.

World Trade Center Barcelona, S.A.

Holder of a 50-year concession to manage the World Trade Center at the Port of Barcelona, a complex occupying a surface area of 36,000 square meters of office and retail space and 6,000 square meters of conference halls and meeting rooms that were opened to the public in 2000. A 280-room hotel was recently inaugurated.

Parc Tecnologic World Trade Center Cornellà, S.A.

This company holds a license to build and operate a complex composed of a 58,000 square meter technology park, 34,000 square meters of office space, 10,000 square meters of commercial space and 1,400 parking spaces. The complex is located in Cornellà de Llobregat, just outside of the Barcelona city limits.

Application of New Technologies

One of the constant features of the policies of FCC Construcción, S.A. consists of using the most advanced technologies and incorporating new auxiliary resources to optimize its processes for designing, planning and executing construction work.

Some of the specific efforts made in the last fiscal year are mentioned below:

Bridges

FCC has created two assembly lines that make large beams for single caisson bridges with a production capacity of ten beams per week. At this time the company has orders to produce 575 beams measuring 13,600 meters long to be used to build 128,500 square meters of bridges for the M-50 and for the R-3 and R-5 arterial roads in Madrid and the Avila-A6 connection.

Bailen-Motril divided highway.
Section: Athendin-Durcal.



The Company's central laboratory has designed a range of highly resistant self-compacting concrete that was used on the arch of the bridge over the Ebro River on the Ronda de la Hispanidad in Zaragoza.

The Prestressed Department has developed, in collaboration with the Swiss prestressed products company BBR, a system of cables and anchors for strutted bridges used to build the Ozama bridge in the Dominican Republic with a 180-meter span.

Among the new types of bridges built thus far, the viaduct over the Tina Menor on the Cantábrico highway is most notable. With 125-meter mixed section spans using double caissons, the outside gable ends of the caissons are composed of lattices.



"Mar de Aneto" floating dock.

Marine Work

The company purchased a new floating dock named "Mar del Aneto" to build caissons up to 45 meters long, 25 meters wide and 28 meters high with a displacement of 17,5000 tons. This new dock has greatly improved the ability of FCC Construcción, S.A. to build maritime caissons.

FCC Construcción, S.A. collaborated with the Administration on the development of innovative solutions for transom piers (that dissipate the energy of the swell) for the ports in Palma de Mallorca and Denia (Alicante) and on defining solutions for the repair of damages caused by catastrophic storms on the Mediterranean coast.

Tunnels

Last year, FCC Construcción, S.A. started work on 18 highway tunnels, 9 railroad tunnels and one hydraulic tunnel measuring a total of 34 kilometers long. A broad range of state-of-the-art technologies, machinery and auxiliary resources was used on each one.

The tunnel-boring machine "La Adelantada" owned by FCC Construcción, S.A. has broken world records for digging 9.4 meter diameter tunnels by boring 1,020 meters of tunnel in a month and 49.5 meters during the construction of the Metrosur tunnels in Madrid.

In collaboration with other companies, two tunnel-boring machines have been acquired to build the Guadarrama tunnels for the Madrid-Valladolid high speed train line as it passes through Segovia. These tunnel-boring machines are designed to dig 9.48 meter diameters and include a double telescopic shield for excavating in hard rock and fractured terrain.

Research, Development and Technological Innovation

In keeping with its policy in previous fiscal years, FCC Construcción, S.A. continued to participate in the Brite-Euram program financed by the European Union. This research and development program focuses on developing methods for designing and testing elements made of concrete using metal fibers. The Growth program studies the use of low cost stainless steel in reinforced concrete elements. Both projects are being developed by consortia whose members are businesses and universities from European Union countries.

FCC Construcción, S.A. is now part of the Encord Group (The European Network of Construction Companies for Research and Development), a European platform that promotes the participation of the construction industry in research, development and technological innovation activities. This organization is composed of 14 of the leading companies in their respective fields of expertise.

In terms of maritime work, the company is working, along with prestigious European engineering firms on the development of innovative solutions for vertical dikes on soft soil.

As far as innovative software for construction control processes, FCC Construcción, S.A. is participating with a software company on the design and testing of a computer program for controlling inspections and testing of construction projects, primarily linear, based on the GIS platform (Geographic Information System).

New airport terminal at Madrid-Barajas.



Quality and the Environment

FCC Construcción, S.A. is continuously reviewing and improving its quality system, using processes that are ISO 9001:2000 compliant in all of its activities.

To facilitate the application of the quality system to construction work, a computer portal is being developed which will be restricted to FCC Group personnel. This portal will assist employees in using the company's different computer applications relative to quality, planning, etc.

In collaboration with the Ministries of Development and the Environment, Cedex, Aenor and Seopan, the Company is working on the preparation of guides form applying the ISO 9001 and ISO 14001 standards to construction companies.

In the area of employee education, last year the Company offered 274 courses that were attended by 2,977 employees: a total of 89,265 classroom hours. According to the surveys conducted, the satisfaction level of course attendees was 81%, while the rate of effectiveness was 83%.



Funicular in Bulnes (Asturias).
Recipient of "Quality Award".

The quality award for excellence for the 2001 fiscal year went to the Fine Arts Museum in Castellón de la Plana, under the construction category and to the Bulnes funicular under the civil works category.

With regard to the protection and defense of the environment, FCC Construcción, S.A. has incorporated a total of 35 good environmental practices into its construction processes. These include the recycling or reuse of more than 3.5 million cubic meters of soil above and beyond the initially budgeted volume.



Museum of Fine Arts in Castellon.
Recipient of "Quality Award".

Theater in San Lorenzo de El Escorial (Madrid)
Pinsapo protection.





Cement

Portland Valderrivas, S.A. leads the group of companies through which FCC is present in the cement sector. It owns 58.8% of Cementos Portland S.A. and 80% of Torre Picasso.

As a consequence of growth in the construction sector, Cementos Portland's factories have been working at close to full capacity. In order to continue satisfying market demands and grow the cement activity. The Group plans to invest 93 million euros to renovate its cement factories located in Morata de Tajuña (Madrid), Hontoria (Palencia), Alcalá de Guadaira (Sevilla) and Mataporquera (Cantabria). In addition to the productivity improvements that will be achieved by modernizing productive processes, manufacturing capacity will be increased by some 900,000 tons of cement per year which represents an 11% increase over the former production potential of Cementos Pórtland in Spain.



Cement factory in Mataporquera (Cantabria).

Turnover
(Millions of euros)


258
316
435
673
807
1997
1998
1999
2000
2001

Cement factory in
Alcala de Guadaria (Sevilla).

In the United States, low interest rates combined with increased public spending have prevented the construction sector, despite the tragic events of September 11, 2001, from being debilitated which translates into a moderate growth in the demand for cement which is estimated at 114 million tons, an increase of 3.2% over the year before.

Cementos Portland and its subsidiaries have sold 7.3 million tons of cement in Spain and have exported another 180,000 tons, primarily by Cementos Alfa, S.A. through its terminal in the United Kingdom. This, added to sales of 2.1 million tons in the United States, brings the total sales figure to 9.6 million tons which is equivalent to a 6% increase over the year before.

Through its subsidiaries and affiliates, the company produced and commercialized 4.8 million cubic meters of prepared concrete, an increase of 10.4% over the year before, and 14.5 million tons of aggregates, a 9.6% increase, as well as 432,000 tons of dry mortar, an increase of 15.8% over the year before.



Torre Picasso.



Aggregates plant in Arcos de la Frontera (Cadiz).

The company transported 2.5 million tons of raw materials and finished products, poured 213,000 cubic meters of prepared concrete and produced 1,200 Gwh of electricity at its own plants and those of affiliated companies, which represents an increase of 15.5% over the year before.

In the United States, 13.5 million units of concrete blocks were delivered along with 470,000 tons of light aggregates and the treatment of 251,000 tons of industrial waste.

The affiliates in the concrete and aggregates sector have increased the number of industrial facilities and thus their production capacity. The concrete division has seven more plants than the year before, for a total of 113. The aggregates sector has 3 new quarries for a total of 39.

In 2001, the company's cement products obtained (CE) product quality certification. Since 1997, its products have been AENOR certified and its quality management systems compliant with Standard UNE-EN ISO 9002:1994

Proper environmental management of the company's own cement activities is fostered in order to protect the environment and consolidate sustained development. The environmental management policy focuses the promotion and development of non-polluting energies, decreasing the consumption of electrical and thermal power by investing in equipment and processes that make it possible to use smaller amounts of traditional fuels by partially replacing them with renewable alternatives and monitoring the release of contaminants into the atmosphere.

In 2001, the company's facilities at Hontoria and its factory and lime quarries received certification for its environmental management system pursuant to UNE-EN ISO 14001:1996.

Cementos Portland collaborates with the Community of Madrid's Emergency and Rescue Service (SERCAM) in financing the supply of concrete and other materials needed to build a network of heliports in this Autonomous Community. In 2001, five such facilities were built in Navas del Rey, Robledo de Chavela, Estremera, Fuentidueña de Tajo and Rozas de Puerto Real. Twenty more heliports are expected to become operational between 2002 and 2003.

With regard to real estate activity, throughout 2001 all of the office and retail space at the Torre Picasso, 80% of which is owned by Portland Valderrivas S.A., was fully occupied, continuing with the trend toward full occupancy initiated and which has continued uninterruptedly since 1997. It is noteworthy that operating costs have been significantly reduced. This, along with the updating of market prices for lease renewals, have led to a considerable increase in cash flow, 19% higher than the year before.

In April 2002, the Boards of Directors of Portland Valderrivas S.A. and Fomento de Construcciones y Contratas S.A. decided to submit to their respective General Meetings of Shareholders a proposal for the merger of the two companies whereby Portland Valderrivas S.A. would be absorbed by FCC. The idea behind this operation is to simplify the structure of the companies of the FCC Group operating in the cement sector and to increase the economic weight of this activity.

Companies operating in this sector:

- ***Cementos Portland, S.A.CDN-USA (Cement)***
- ***Cementos Alfa, S.A.***
- ***Cementos Atlántico, S.A.***
- ***Giant Cement Holding Inc. (Cement)***
- ***Áridos y Premezclados, S.A.***
- ***Arkaitza (Concrete)***
- ***Atracem, S.A. (Transport)***
- ***Canteras de Alaiz (Concrete and aggregates)***
- ***CBH (Concrete pouring)***
- ***Hormigones y Morteros Preparados, S.A.***



Quarry in Alaiz. Pamplona.

Real Estate



Real estate development in Las Rozas (Madrid).

In 2001, 1,539 homes were sold; 1,348 homes were delivered to buyers and construction started on 1,380 new homes.

The leasable space was 340,000 square meters, with an occupancy level of 97%.

Realia Business, S.A. has 6,700,000 m^2 of developable land available to build more than 16,000 homes, in addition to 20,000 complementary units such as garages, storage rooms, offices and commercial space.

Turnover
(Millions of euros)



92
104
124
263
306
1997
1998
1999
2000
2001

Realia Business, S.A., a company founded in 2000 that comprises the real estate asset management and development activities of FCC Inmobiliaria and Caja Madrid, is one of the top-ranked companies on the Spanish real estate market.

Realia Business, S.A. operates in three lines of business:

- **Asset Management:** Full-service management of leased office and retail space, primarily. The company has a portfolio of more than 50 emblematic rental properties, the most noteworthy of which include: the East Tower of the Puerta Europa in Madrid; Avda. Diagonal 640 in Barcelona, the Nervion Plaza Shopping Center in Sevilla, in addition to those managed by the Grupo Hermanos Revilla located in some of Madrid's most affluent neighborhoods.
- **Real Estate Development:** Realia comprises more than 70 real estate development companies with real estate products for sale, mainly primary and secondary residences in Spain and Portugal, with regional offices in Andalucia, Asturias, Canary Islands, Cataluña, Centro and Levante.
- **Real Estate Services:** Handled by two companies: CISMISA, which specializes in the sale of new and used real estate products, and TMI which offers full-service property management.

Real estate development in Front Maritim. Barcelona.



Other Sectors

The companies involved in air conditioning, auto sales, financial mediation, advanced computer systems and electrical maintenance are managed by Grucycsa, S.A., as are the logistics and tourism activities described in the Services sections.

Air Conditioning

Internacional Tecair, S.A. is the subsidiary that specializes in designing and installing air conditioning systems and fire protection systems in all kinds of buildings.

During the last fiscal year, systems were installed in more than 50,000 square meters of space in different office buildings using the latest variable refrigerant volume technologies (VRV).

A new company, Aremitecair, S.A., was formed in order to increase the Group's presence in the Community of Valencia.

The subsidiary Eurman, S.A. handles the maintenance of these systems in architecturally unique buildings in eight Autonomous Communities as well as hospitals and leading hotel complexes.

Turnover
(Millions of euros)



60
66
72
78
122
1997
1998
1999
2000
2001

Air conditioning at the Virgen de la Candelaria Hospital. Tenerife.





Coastal water cleaning service.

Last summer, 20 maintenance boats were used to clean floating waste along the Cataluña coastline in a pioneer coastal cleaning and security project. The possibility of offering the same services in other coastal areas of Spain makes for a promising future for this new line of business.

Last December, the Spanish Navy signed a contract for the purchase of 18 "Piranha" amphibious combat vehicles for the Marine Corps which will serve as the basis for the formation of a new mechanized battalion.

Vehicle Sales and Technical Assistance

Sistemas y Vehículos de Alta Tecnología, S.A. (SVAT) sells high technology equipment for cleaning and maintaining city streets, industries, ports, airports and military installations. It also provides technical and after-sale assistance.

SVAT led the way last year in sales of compact street cleaners with the delivery of 100 units to Alicante, Córdoba, Hospitalet, Las Palmas, Madrid (for the recently introduced emergency service), Málaga, Murcia, Valencia, Vigo and Valladolid.

Sales of special sewer-cleaning equipment increased notably, particularly those that include the "Recy" water recirculation system which improves the equipment's performance and cuts down on water consumption.

Financial Mediation and Fund Management

Last year, 20.4% of Safei was sold off, thus initiating Grucycsa's disinvestments in the financial mediation sector. This operation generated goodwill in the amount of 46.2 million euros.

Following the sales, Grucycsa maintains a 10% stake in Safei. There are certain purchase and sale options on these shares for transmission to the buyer of the first share package.





Electrical installations at the Sogecable building, Madrid.

Advanced Computer Telecommunications and Control Systems. Electrical Installation and Maintenance



Especialidades Eléctricas, S. A. (Espelsa) is a company that designs and installs electrical installations, builds and maintains distribution systems and substations and develops advanced computerized simulation and control systems.

The most significant contracts awarded last year included electrical installation for the UMTS Switching Center in Bilbao, the San Lorenzo Theatre in El Escorial (Madrid), the Gregorio Marañón Maternal Hospital in Madrid, the Sogecable Building in Madrid, as well as the construction and maintenance of distributions systems and substations in Barcelona, Ciudad Real, Madrid and Toledo.

In the field of advanced computer system engineering, Espelsa provides Mission Planning and Briefing (MPB) for the European EFA-2000 Typhoon fighter plane and the planning system for the P-3 Orion marine patrol plane.

Mobile Telephony

FCC is, along with Vivendi Telecom Internacional, S.A, one of the co-owners of Vendi Telecom España, S.L. The latter, in turn, is one of the majority shareholders in Xfera Móviles, S.A. with a 29.49 % stake in its share capital.

Xfera Móviles S.A holds a license to operate third generation mobile telephone systems (U.M.T.S.) issued by the Ministry of Development.

As a result of technological complications and regulatory changes, this operator has delayed its commercial launch in this sector. In the meantime, Xfera is preparing an assortment of products and services and fine-tuning its technological platform and a distribution network with a view toward entering this market under the best conditions of efficiency, quality and commercial success.





Internet Activities

Shopnet Brokers, S.A., in which FCC holds an interest, is a company that specializes in insurance information and advisory services. It currently markets two products, both of which are fully operative:

- Segurosbroker.com, which provides customers and agents with on-line consulting and the possibility of obtaining prices for different products from numerous companies using a proprietary multi-pricing system. Customers can also purchase the product of their choice in real time with full economic and legal guarantees.
- Milenari.com, an independent insurance portal that provides information and advice on insurance activities and the insurance sector.

Grupo Netjuice. This company was split into two separate companies last year:

- Netjuice Consulting, focuses on the activities related to the development and implementation of technological solutions for corporate clients. The company specializes in the introduction of new digital technologies to all processes required by companies that do not want to miss out on the advantages of the new technological environment. Its clients include some of the most important financial entities operating in Spain, public administrations, all telecommunications operators and a significant number of the largest companies in Spain in general.
- Arts Capital, comprises the rest of the companies created by this Group to implement certain Internet-related initiatives.

Build2e-difica, S.A., is the company which came out of the merger of Spain's two most representative construction portals (Build2build y e-difica), and which operates in the market under the trade name of Obralia. During the initial stage, its activities will focus on the implementation of a portal adapted to the special characteristics of the construction sector, with the initiation of a commercial plan targeting more than 20,000 suppliers in order to prepare them for on-line transactions.



Personnel



The Board of Directors wishes to express its gratitude to all employees for their selfless dedication and professionalism which have made it possible to obtain the results referred to in this report.

As of 31 December 2001, the FCC Group had a staff of 51,996 employees, a net annual increase of 1,954 jobs.

8,678 employees perform their duties abroad.

As of the end of the fiscal year, there were 3,407 employees holding degrees which represents an annual increase of 4.4%.

Accident prevention and safety in the workplace, as well as training in these area, are priorities in all companies of the FCC Group.

Staff

(As at 31 December Each Year)


36,664
42,074
45,141
50,042
51,996
1997
1998
1999
2000
2001



The most noteworthy events were as follows:

- 102 basic level courses were offered in the areas of Services and Construction. The courses were 50 hours long and were offered to 1,080 middle managers and operators as provided for in the Risk Prevention Law. In addition, awareness-raising sessions were offered on the subject of job safety to the Group's employees and those of its suppliers. These sessions were attended by more than 5,500 people.
- Internal safety audits were performed in all Urban Environment areas.
- The basic safety instructions for construction and civil work are being continuously updated. At the same time, new texts have been published in order to adapt them to changing circumstances.
- The implementation of the Prevention Management System at construction sites has managed to involve suppliers and their own internal prevention services in the construction process, which has led to a significant improvement in safety conditions.



The Group's medical service continued its preventive and therapeutic activities. In fiscal year 2001, medical services performed a total of 13,445 medical check-ups, 33,695 medical visits, 30,024 clinical analyses and 16,089 x-rays and hearing tests.

244 collective agreements regulating the working conditions of more than 26,500 employees were negotiated and signed by the Group. In addition, the Group participated in the negotiation of other agreements at the provincial or national level.

As in previous years, special emphasis continued to be placed on training, with activities taking place in all areas of the Group focusing on both the acquisition of new knowledge and techniques as well as refresher courses. In this regard, a total of 1,578 training activities were organized including course, seminars, workshops, congresses and conferences. These activities were attended by 13.862 employees. 346.613 teaching hours were offered to improve the professional knowledge of aspects such as:

- Occupational risk prevention and safety
- Construction measurements and budgets
- Information science
- Languages (English and French)
- Construction management
- Quality
- Customer service
- Operation of city cleaning vehicles
- Training of water meter readers
- Special courses for handling and cement activities

The Group continued its collaborative efforts with the different universities that train professionals in fields related to those in which the Group operates through courses, seminars, scholarships and internships to supplement their training and facilitate their entrance into the job market.

Information About the Shares

Stock Exchange Evolution



In 2001, stock market activity was marked, to a large extent, by a climate of recession which became more pronounced as the months went by. Just as the stock market was beginning to overcome its fears, the terrorist attacks in the United States on 11 September unleashed a crisis of confidence among investors.

These events also had a negative effect on the Spanish stock exchange. The general index closed the year down by 6.3% and the Ibex-35 ended with accumulated losses of 7.5%. This index reached its high for the year of 10.132 points on 25 January 2001, subsequently dropping to below 6,500 points in the third week of September as a result of the aforementioned events. At that point, with losses in excess of 28%, the market initiated its recovery based, to a large degree, on the low prices of the most representative shares on the Spanish stock exchange. This made it possible to recoup part of the sharp decline that had occurred.

Construction Company Values in 2001


30
25
20
15
10
5
0
-5
-10
-15
-20
-25
Jan.
Feb.
Mar.
Apr.
May.
Jun.
Jul.
Aug.
Sep.
Oct.
Nov.
Dec.
FCC
IBEX
Construction Sector

Another factor that affected the markets, particularly during the last quarter of 2001, was the uncertainty surrounding the situation in Argentina. This has a particularly negative impact on the Spanish stock market as the European economy that has the closest commercial relationship with Argentina.

Another telling piece of information is the decrease in trading, a clear symptom of a lack of investor confidence. The transactions recorded by the Stock Exchange Interconnection system (SIBE) in 2001 were valued at 440,198 million euros, 9.9% lower than the year before.

By sectors, the metal, construction and food industries closed with considerable gains. Electric companies and the petrochemicals sector closed at practically the same levels at which they had begun the year while the rest, including banking and telecommunications, closed with losses. Once again, the new technologies sector sustained the greatest setback.

The construction companies that quote on the stock exchange played a sheltering role with substantially better performance levels than most of the Spanish stock exchange, ending the year up 22.8%. The market put its faith in the sustained growth of the construction business in the medium to long term, something which is closely linked to the execution of *the National Infrastructure Plan, in which* investments will continue to be made through 2007, and the tendency of all of the companies operating in this sector to diversify toward non-cyclical businesses.

FCC shares started the year at 20.13 euros and continued to appreciate, reaching a high of 25.88 euros per share on 23 August, a 28% increase in value. However, it all came to a halt with the events of September, after which a good part of what had been gained was lost. The shares begin to recover in the final months of the year and ended the fiscal year at 23.25 euros for an annual increase in value of 15.5%.

FCC Stock Values: monthly High, Low and average (Euros)


27
22
17
21.9
19.5
23.9
21.2
23.3
20.9
24.6
22.6
24.9
23
24.6
21.9
24.3
22
25.9
23.8
25.2
18.7
24.1
21.2
24.7
22.7
24.8
23.2
Jan. Feb. Mar. Apr. May. Jun. Jul. Aug. Sep. Oct. Nov. Dec.

Trading Volumes

(Millions of euros)


7.3
8.5
11.4
7.3
10.3
11.1
11.3
10.2
10.1
11.4
18.0
11.9
Jan. Feb. Mar. Apr. May. Jun. Jul. Aug. Sep. Oct. Nov. Dec.

Shareholders

The Company's stock is composed of bearer shares recorded by account entries. Its stock trades on the four Spanish stock exchanges. According to information lodged with the National Stock Exchange Commission (Comisión Nacional del Mercado de Valores) the company B 1998, S.L. directly or indirectly controls 57.06% of the share capital in Fomento de Construcciones y Contratas, S.A.

Also according to the National Stock Exchange Commission (Comisión Nacional del Mercado de Valores) 10.1% of the share capital in Fomento de Construcciones y Contratas, S.A. is directly or indirectly held by Compagnie National à Portefeuille (CNP).

As of 31 December 31 2001, a total of 68,597,706 shares was directly or indirectly held by the Board of Directors.

Dividends

If the proposed distribution of profits is approved by the General Meeting of Shareholders, dividends will be paid out as follows:

		euros
Gross dividend per share		**0.520487**
Interim dividend		
Amount paid	0.230000	
Personal or corporate income Tax withholding	0.050487	0.280487
Gross complementary dividend		0.240000
Personal or corporate income Tax withholding		0.043200
Cash amount payable per complementary dividend		**0.196800**



Historical Evolution of Principal Magnitudes

Assets	2001	2000	1999	1998	1997
(Millons of euros)					
Shareholders for uncalled capital	–	1	1	28	38
Fixed Assets	**2,488**	**2,236**	**1,990**	**1,361**	**1,251**
Intangible	410	313	246	159	144
Tangible	1,415	1,266	1,318	945	829
Financial	625	617	393	238	254
Parent company shares	25	24	23	15	16
Start-up costs	13	16	10	4	8
Goodwill on consolidation	**368**	**421**	**397**	**227**	**37**
Deferred expenses	**34**	**18**	**16**	**9**	**7**
Working capital	**3,254**	**2,913**	**2,700**	**2,536**	**2,199**
Inventory	356	325	442	363	363
Debtors	2.106	1,915	1.622	1,372	1,118
Current asset investments	466	402	432	617	576
Short term parent company shares	–	2	–	39	–
Cash / banks	307	252	190	134	133
Accruals	19	17	14	11	9
Total Assets	**6,144**	**5,589**	**5,104**	**4,161**	**3,532**

Liabilities	2001	2000	1999	1998	1997
(Millions of euros)					
Owners' Equity	**1,291**	**1,202**	**1,027**	**869**	**785**
Capital	120	120	120	90	90
Issue premium	130	130	130	130	130
Reserves	393	358	266	254	209
Consolidation reserves	434	401	349	307	278
Conversion differences	7	7	4	–	3
Fiscal year profit	241	216	177	99	84
Interim dividend	(34)	(30)	(19)	(11)	(9)
External partners	**624**	**574**	**497**	**467**	**473**
Negative consolidation differences	**37**	**37**	–	–	–
Deferred income	**41**	**40**	**28**	**32**	**35**
Provisions for risks and expenses	**245**	**282**	**223**	**158**	**114**
Long term creditors	**774**	**762**	**966**	**589**	**393**
Debt with credit institutions	581	572	746	466	263
Other creditors	189	178	176	117	128
Contributions pending on shares	4	12	25	6	2
Creditors on L/T trade operations	–	–	19	–	–
Short term creditors	**3,132**	**2,692**	**2,363**	**2,046**	**1,732**
Debt with credit institutions	480	347	305	239	159
Debt with group and associated companies	28	30	13	5	7
Trade creditors	1,848	1,604	1,427	1,276	1,106
Non-trade debt	637	578	453	395	357
Provisions for operations	138	132	159	130	102
Accruals	1	1	6	1	1
Total Liabilities	6,144	5,589	5,104	4,161	3,532

Profit and Loss Account

Profit and Loss Account (Millions of euros)	2001	%	2000	%	1999	%	1998	%	1997	%
+ Net turnover	5,173	100.0%	4,468	100.0%	3,829	100.0%	3,303	100.0%	2,912	100.0%
+ Other income and capitalized expenses	111	2.1%	106	2.4%	92	2.4%	90	2.7%	98	3.4%
+ Variation in stocks of finished products and work in progress	27	0.5%	12	0.3%	56	1.5%	(29)	(0.9%)	11	0.4%
= Total value of production	**5,311**	**102.7%**	**4,586**	**102.6%**	**3,977**	**103.9%**	**3,364**	**101.8%**	**3,021**	**103.7%**
- Consummables and other expenses	3,221	62.3%	2,690	60.2%	2,327	60.8%	1,985	60.1%	1,792	61.5%
- Personnel expenses	1,386	26.8%	1,269	28.4%	1,095	28.6%	952	28.8%	884	30.4%
= Gross operating results	**704**	**13.6%**	**627**	**14.0%**	**555**	**14.5%**	**427**	**12.9%**	**345**	**11.8%**
- Fixed asset depreciation and reversion	210	4.1%	189	4.2%	151	3.9%	127	3.8%	104	3.6%
- Variations in cash flow provisions	18	0.4%	4	0.1%	13	0.3%	38	1.2%	31	1.1%
= Net operating results	**476**	**9.2%**	**434**	**9.7%**	**391**	**10.2%**	**262**	**7.9%**	**210**	**7.2%**
+ Financial inocme	50	1.0%	61	1.4%	41	1.1%	47	1.4%	50	1.7%
- Financial expenses	95	1.8%	103	2.3%	64	1.7%	62	1.9%	62	2.1%
- Variation in financial investment provisions	6	0.1%	2	0.0%	1	0.0%	–	–	–	–
- Goodwill amortisation	28	0.5%	37	0.8%	105	2.7%	39	1.2%	14	0.5%
+ Income from offset companies	37	0.7%	39	0.9%	22	0.6%	17	0.5%	7	0.2%
= Results from ordinary activities	**434**	**8.4%**	**392**	**8.8%**	**284**	**7.4%**	**225**	**6.8%**	**191**	**6.6%**
+ Extraordinary results	**36**	**0.7%**	**55**	**1.2%**	**102**	**2.7%**	**3**	**0.1%**	**(9)**	**(0.3%)**
= Before-tax results	**470**	**9.1%**	**447**	**10.0%**	**386**	**10.1%**	**228**	**6.9%**	**182**	**6.3%**
- Corporate income tax	150	2.9%	140	3.1%	133	3.5%	74	2.2%	60	2.1%
= After-tax results	**320**	**6.2%**	**307**	**6.9%**	**253**	**6.6%**	**154**	**4.7%**	**122**	**4.2%**
- Results attributed to external partners	79	1.5%	91	2.0%	76	2.0%	55	1.7%	38	1.3%
= Net results attributed to parent company	**241**	**4.7%**	**216**	**4.8%**	**177**	**4.6%**	**99**	**3.0%**	**84**	**2.9%**

Evolution of the Principal Sectors where the FCC Group Operates during the Fiscal Year

Services

In the field of city maintenance services which include the collection and treatment of solid urban waste, street cleaning and sewer system maintenance, a total of 306 contracts were put out to bid last year in Spain, a decrease of 14% with respect to the year before. The total amount of the contracts awarded as a result of these tenders was 361 million euros.

In keeping with the trend observed over the last several years, there was very brisk bidding activity in the subsectors devoted to the cleaning and maintenance of buildings, commercial space and shopping centers as well as park and garden maintenance and conservation. A total of 399 new contracts were put out to bid, compared to 253 the year before. The contract awards under these headings were valued at 382 million euros, 41% higher than the year before.

The outlook for 2002 indicates that the Group will be bidding on services for large cities. Consequently, a significant increase can be expected in the total value of the contracts awarded, although there will be fewer tenders submitted.

There will be public tenders on more than 180 contracts in the water management area which will generate revenues in excess of 870 million euros for the companies that are awarded these contracts.

As a consequence of the implementation of the National Hydrological Plan, a National Irrigation Plan was approved to promote improved technical management in irrigating communities. It is expected that, in connection with the execution of this Plan, contracts will be put out to bid for the management, execution and financing of infrastructures for the purpose of modernizing irrigation systems in Spain.



Construction

For the fifth year in a row, the construction sector maintained positive growth with an increase of 5.6% over the total production figure for 2000, more than double the rate for the national economy as a whole. In fact, this sector was the most dynamic in terms of both the volume of activity and job creation. One out of every three new jobs created in 2001 was in the construction sector, a sector that employs 1.72 million people, or 11.6% of the working population.

The total production for this sector exceeded 95 billion euros, which is equivalent to 14.6% of the Gross Domestic Product (GDP).

Demand from the private sector accounted for 78% of the total, while the remaining 22% came from public administrations.



Year-on-year variations in construction activity rates


10
8
6
4
2
0
-2
-4
-6
-8
-6.0%
-7.5%
1.2%
5.1%
-0.7%
2.2%
5.7%
8.5%
6.5%
5.6%
1992 1993 1994 1995 1996 1997 1998 1999 2000 2001

By subsectors, the greatest increase was seen in civil work (+10%), surpassing residential construction (+4%) which in previous years had been the driving force behind the growth in the construction sector. This confirms the gradual slowdown of new home construction, despite which residential construction continues to be the subsector with the greatest weight in terms of overall production within the construction sector (37%). Non-residential construction, along with maintenance and renovation, also grew by 5.5% and 4.5%, respectively.

If we compare production by subsectors in Spain with European averages, we see that the percentages are only similar in civil work. While in Spain we allocate proportionally higher resources to residential construction, we fall below the European average in non-residential construction as well as maintenance and renovation.

Breakdown of Construction Work by Subsector. Spain

(Millions of euros)


Non-residential
Construction 11%
Civil Work 22%
Renovation
maintenace 30%
Residential
onstruction 7%

Breakdown of Construction Work by Subsector. Europe


Non-residential
Construction 20%
Civil Work 20%
Renovation
maintenace 36%
Residential
onstruction

The offers tendered to public administration, by announcement date, amounted to 22,947 million euros, which is equivalent to an annual increase of 34.6%. It should be noted that the autonomous entities regulated by the Ministry of Development played a key role, accounting for more than 40% of the total contracts put out to bid for the General Administration and 20% of the public administrations as a whole.

The turnover from construction work abroad was 3,300 million euros, which represents an increase of more than 28% compared to the previous year. International contracts in this sector were valued at 2,900 million euros, a figure which is lower than the amount of the work executed during the fiscal year for the first time in several years.

The forecast for 2002 points to growth which is expected to exceed 4%. In constant terms, this means that the positive trend that has been seen since 1997 will be sustained. One of the cornerstones of this optimistic outlook is the execution of the Infrastructure Plan 2000-2007 and the National Hydrological Plan. The private sector, more closely identified with construction, is expected to continue to grow at a percentage slightly higher than the GDP.

Cement

Production in Spain reached a new historical record last year, with 42.2 million tons, an increase of 9.7% over the previous year.

6.6 million tons of cement and clinker were imported, an increase of 34.1% compared to 2000, as a consequence of internal demand.

Exports declined for the fifth year in a row, down to 1.4 million tons or 33.1% less than the year before.

In 2002, the cement sector is expected to continue evolving positively, as demonstrated by the fact that the first quarter showed a production increase of 7.2% over the same period last year.

Evolution of public tenders
(Index number 1991=100)
Source: Ministry of Development


110
132
135
94
117
118
174
157
145
208
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001

Cement Market in Spain
Source: Oficemen


28
32
36
38
40
1997
1998
1999
2000
2001



Real Estate

The Spanish real estate sector has not suffered the deceleration that has affected other sectors. The figures for the residential sector, in particular, remained positive as of the end of 2000 due, to a large part, by sustained demand levels. The sector remained active, albeit with growth levels that were slightly lower than in previous fiscal year, with approximately 500,000 new housing starts, 6% less than in 2000. This situation is expected to continue this year, with new home prices rising between 7% and 10%, substantially lower than the 14% recorded in 2001.

With regard to the development of residential real estate for tourism, demand from abroad has increased notably. The forecasts indicate that 800,000 families, primarily from Great Britain and Germany, will want to establish residency in Spain over the next five years, which implies a considerable increase in the specific weight of this market segment.

The office subsector is characterized by increased supply, particularly in cities like Madrid and Barcelona, and a decrease in rental prices per square meter, all of which will lead to stabilization following the sharp upward trend of recent years. However, real estate purchases have remained close to the maximum levels reached in 2000. By all accounts, this situation will continue in 2002.

Industrial products, especially those related to the logistics sector, turned out to be the most stable and active segment of the real estate market. Foreign investment in this segment is likewise noteworthy and the forecast is that we will see an upward trend in this area this year.

Shopping centers continued to be a dynamic segment, as in previous years. In 2001, 23 new shopping centers opened in Spain occupying a total surface area of 447,880 square meters at a cost of 1,100 million euros. Growth is expected to stabilize during the present fiscal year, with more activity being seen in cities with smaller surface areas per 1,000 inhabitants.

Rental prices of ground level retail space increased between 10% and 15%, due primarily to the fact that such space is in short supply in desirable city locations.

New housing starts
(Thousands)
Source: Seopan



315
375
520
535
500
1997
1998
1999
2000
2001



BOARD OF DIRECTORS

Chairman	Mr. Marcelino Oreja Aguirre
Vice Chairmen	Mr. Rafael Montes Sánchez Mr. Marc Reneaume
Board Members	Ms. Esther Koplowitz Romero de Juseu, representing B-1998, S.L. Mr. Jean Marie Messier Mr. Henri Proglio Ms. Esther Alcocer Koplowitz, representing Dominum Desga, S.L. Ms. Carmen Alcocer Koplowitz, representing EAC Inversiones Corporativas, S.A. Mr. Francisco Mas Sardá Casanelles Mr. Daniel Caille Mr. Camille Cabana Mr. Régis Mesnier Mr. Felipe Bernabé García Pérez Mr. Gonzalo Anes Álvarez-Castrillón Mr. Juan Castells Masana Mr. Jean François Dubos Mr. Jérôme Contamine Mr. Serge Michel
Secretary (non-member)	Mr. Fernando de las Cuevas Castresana

Executive Committee

Chairman	Mr. Marcelino Oreja Aguirre
Board Members	Ms. Esther Koplowitz Romero de Juseu, representing B-1998, S.L. Mr. Henri Proglio Mr. Rafael Montes Sánchez Mr. Marc Reneaume Mr. Régis Mesnier Mr. Jérôme Contamine Mr. Felipe Bernabé García Pérez Mr. Juan Castells Masana Mr. Serge Michel
Secretary (non-member)	Mr. José Eugenio Trueba Gutiérrez

MANAGEMENT STAFF

Chairman of Fomento de Construcciones y Contratas, S.A.	Mr. Marcelino Oreja Aguirre
Vice Presidents:	Mr. Rafael Montes Sánchez Mr. Marc Reneaume

Environment and Water

Chairman of FCC Medio Ambiente, S.A.	Mr. Rafael Montes Sánchez
Managing Director	Mr. José Luis de la Torre Sánchez
Environment	
Zone I	Mr. Jorge Payet Pérez
Aragón	Mr. Manuel Liébana Andrés
Barcelona Capital	Mr. Pablo Martín Zamora
Barcelona Exterior	Mr. Martín Juanola Carceles
Lleida-Tarragona	Mr. Enrique Castells Gelonch
Levante I	Mr. Salvador Otero Caballero
Rioja-Soria	Mr. Pedro Moreno Gómez
Municipal de Serveis, S.A.	Mr. Ramón Marimón Marimón
Seinsa	Mr. Francisco Campas Delmans
Tirssa	Mr. Juan Almirall Sagué
Tirmesa	Mr. Ángel Fernández Omar
Zone II	Mr. Juan Hernández Rodríguez
Andalucía I	Mr. Blas Campos Gabucio
Andalucía II	Mr. Manuel Calderón Capilla
Canarias	Mr. Ángel Castanedo Samper
Castilla y León	Mr. César Trueba Diego
Galicia	Mr. Guillermo de Cal Alonso
Guipúzcoa-Navarra	Mr. Ignacio Eguiguren Tellechea
Levante II	Mr. Francisco Javier del Olmo Gala
Murcia-Almería	Mr. José Alcolea Heras
Vizcaya	Mr. Carlos Martínez Osset
Zone III	Mr. Agustín García Gila
Central	Mr. José María Moreno Arauz
Madrid	Mr. Jesús Medina Peralta
North	Mr. Ildefonso Sojo Allende

Industrial Waste	
Managing Director	Mr. Carlos Aguasca Castells
Subdirector General	Mr. Jean-Alain Jullien
Hazardous Waste	Mr. Iñigo Sánz Pérez
Non-hazardous Waste	Mr. Ángel Palmero González
Cataluña and Baleares	Mr. Felip Serrahima Viladevall
Valencia and Murcia	Mr. Pedro Marugán Garcimartín
Andalucía and Extremadura	Mr. Manuel Cuerva Sánchez
Madrid, Castilla y León and Castilla-La Mancha	Mr. Javier Fuentes Martín
Aragón and La Rioja	Mr. Julián Imaz Escorihuela
Basque Country, Galicia, Cantabria, Asturias, Navarra and Canarias	Mr. José María Diego Gardeazabal
Development & Marketing	Mr. Jorge Sánchez Almaraz
Technical Director	Ms. María Jesús Kaifer Brasero
Administration & Finance	Mr. Domingo Bauzá Mari
Water Management	
Managing Director	Mr. Fernando Moreno García
Deputy Managing Director	Mr. Luis Velasco Romero
Development and Minority Interests	Mr. Miguel Jurado Fernández
Central Zone	Mr. Félix Parra Mediavilla
Eastern Zone	Mr. Aurelio Blasco Lázaro
	Mr. Jorge Hernández Blanch (Adjunto)
Northern Zone	Mr. Santiago Lafuente Pérez-Lucas
	Mr. José Luis García Ibáñez (Adjunto)
Southern Zone	Mr. Leandro Melgar Chacón
	Mr. Alberto Gutiérrez Montoliu (Adjunto)
	Mr. Benito Pérez Santos (Adjunto)
Contracts	Mr. Antonio Vassal'lo Reina
Commercial	Mr. Cecilio Sánchez Martín
Studies	Mr. Alejandro Benedé Angusto
Administration and Finance	Mr. Manuel Castañedo Rodríguez
International	Mr. Tomás Núñez Vega
Egypt	Mr. Francisco Gabara Cabero
Proactiva de Medio Ambiente, S.A.	
Chairman	Mr. Régis Mesnier
Managing Director	Mr. Javier López Cerrón
Deputy Managing Director	Mr. Fernando Pina Crespo
Northern Zone	Mr. Jorge Mora
Central Zone	Mr. Michel Fourré
Carribbean Zone	Mr. Jean Michel Tiberi
Brazil	Mr. Carlos Irago García
Southern Zone	Mr. Ramón Rebuelta Megarejo
Studies & Projects	Mr. Ángel Arias Fernández
Legal Affairs	Mr. Javier Gil-Casares Armada
Administration and Finance	Mr. Marcos García García
Central Services	Mr. Agustín García Gila
Machinery	Mr. Alfonso García García
Provisions	Mr. Pedro Gaviña Martínez
Studies	Mr. Antonio Pousa Blasco
Quality Management and Environment	Mr. José María López Pérez
Waste Treatment	Mr. Sylvain Cortés
Coordination & Development	Ms. Catherine Milhau
Administration and Finance	Mr. Alberto Alcañiz Horta

Urban Environment

Chairman of FCC Agua y Entorno Urbano, S.A.	Mr. Rafael Montes Sánchez
Managing Director	*Mr. Agustín J. Usallán Ortiz*
Transport	Mr. José Luis Rubio Díaz de Tudanca
Corporación Española de Transporte, S.A.	Mr. José María Pérez Lozano
Transporte Ferroviario	Mr. Joaquín Martínez Vilanova
Corporate Development	Mr. Carlos Barón Thaidigsmann
Street Furniture & Advertising	Mr. Carlos Barón Thaidigsmann
Corporación Europea de Mobiliario Urbano, S.A.	*Mr. Raúl González Lorente*
Zone I	Mr. Vicente Beneyto Perlés
Parking	Mr. José María Paz Sánchez
Technical Vehicle Inspection (ITV)	Mr. Ignacio Santamaría Goiri
Zone II	Mr. Luis Marceñido Ferrón
Conservation & Systems	Mr. José Luis Ramírez Camacho
	Mr. Ángel Luis Pérez Buitrago (Adjunto)
Airport Handling	Mr. Ignacio Garrido Santamaría
Administration & Finance	Mr. Juan Carlos Andradas Oveja

Construction

Chairman of FCC Construcción, S.A.	*Mr. José Mayor Oreja*
Managing Director	Mr. Francisco José García Martín
Deputy Managing Directors	
Cataluña	Mr. Jorge Piera Coll
Central-North	Mr. Alejandro Tuya García
Central-South	Mr. José Ordóñez Sáinz
Studies and Contracts	Mr. Francisco Varona López
Study Services	Mr. Valentín García Domínguez
Development & Management	Mr. Jaime Redondo Vergé
Zone I	Mr. José María Torroja Ribera
	Mr. Francisco Campos García (Subdirector)
Western Andalucía Construction	Mr. Fernando Amores Martín
Western Andalucía Civil Work	Mr. Vicente Gimeno Merino
	Mr. Guillermo Mateos Dorado (Adjunto)
Eastern Andalucía Construction	Mr. Andrés García Sáiz
	Mr. Luciano Hidalgo Salas (Subdirector)
Eastern Andalucía Civil Work	*Mr. José Antonio Madrazo Salas*
Technical Director	Mr. Ángel Luis Ochoa Fernández
Zone II	Mr. Emilio Giraldo Olmedo
Madrid Construction I	Mr. Alfonso García Muñoz
Madrid Construction II	Mr. Francisco Mérida Hermoso
Madrid Construction III	Mr. Antonio Moreno-Aurioles Serra
Madrid Construction IV	Mr. Carlos García León
Technical Director	*Mr. Fernando Arrechea Veramendi*

Zone III	Mr. Santiago Sardá Argilagós
Cataluña Construction I	Mr. Antonio Torrens Potau
	Mr. Rafael Cañas Clemente (Subdirector)
Cataluña Construction II	Mr. Juan Antonio Rodríguez Callao
Technical Director	Ms. María Teresa de Ugarte Peiró
Zone IV	Mr. Juan Madrigal Martínez-Pereda
Las Palmas	Mr. Enrique Hernández Martín
Tenerife	Mr. Carlos Izarra de la Cruz
Technical Director	Mr. Santiago Borrego Hernández
Zone V	Mr. Teodoro Velázquez Rodríguez
Valencia Construction	Mr. Leopoldo Marzal Sorolla
Valencia Civil Work	Mr. Rafael Catalá Reig
Balearic Islands	Mr. Mateo Estrany Pieras
Murcia	Mr. Guillermo Gómez Martínez
Technical Director	Mr. Diego Suárez Jiménez
Zone VI	Mr. Francisco Vallejo Gómez
Cataluña Civil Work I	Mr. Ramón Gras Vidal
Cataluña Civil Work II	Mr. Francisco Diéguez Lorenzo
Technical Director	Mr. Javier Ainchil Lavín
Zone VII	Mr. Santiago Ruiz González
Castilla-La Mancha and Extremadura	Mr. Aurelio Callejo Rodríguez
Madrid Civil Work	Mr. Antonio Pérez Gil
	Mr. Ángel Serrano Manchado (Subdirector)
Aragón, Navarra and Rioja	Mr. Luis Cosme Sánchez Ruiz
	Mr. José Manuel Ojanguren Gambra (Subdirector)
Technical Director	Mr. Juan Siguero Mesa
Zone VIII	Mr. Francisco Javier Lázaro Estarta
Castilla y León Construction	Mr. Florentino Rodríguez Palazuelos
Castilla y León Civil Work	Mr. Julio Casla García
Galicia	Mr. Juan Sanmartín Ferreiro
North	Mr. Javier Hidalgo González
	Mr. Federico García del Real (Adjunto)
Basque Country	Mr. Norberto Ortega Lázaro
Technical Director	Mr. Mariano Martín Serrano
Zone IX	Mr. Avelino Acero Díaz
Transport	Mr. Alejandro Cisneros Müller
	Mr. Ricardo Gil Edo (Subdirector)
Technical Director	Mr. Luis Troya Gozálvez
International Construction	
Director	Mr. Ramón Fontcuberta García
Zones	Mr. Miguel Castells Delgado
	Mr. Ignacio Ruiz Larrea
Studies	Mr. Jesús Mateos Hernández-Briz

Development and Minority Interests	
Managing Director	Mr. Rafael Pérez de Miguel
Director of Construction Subsidiaries	Mr. José Miguel Janices Pérez
Proyectos y Servicios, S.A. (Proser)	Mr. José Miguel Colio Sola
Mantenimiento de Infraestructuras, S.A. (Matinsa)	Mr. Fernando Martín Barrios
	Mr. Ignacio Sánchez Salinero (Subdirector)
Pinturas Jaque, S.L	Mr. Fernando Martín Barrios
Prefabricados Delta, S.A.	Mr. Rafael Villa López
Ibérica de Servicios y Obras, S.A.	Mr. Fernando Rodríguez Madinabeitia
Servicios y Procesos Ambientales, S.A. (SPA)	Mr. Enrique Carrasco Ruiz de la Fuente
Megaplas, S.A.	Mr. Ramón Larrubia Fernández
Auxiliar de Pipelines, S.A.(APL)	Mr. Eduardo Yges Peña
Sanfilippo Messagi Luminesi S.p.A.	Mr. Lorenzo Vitale
Naturmas	Mr. Alberto Gómez Arenas
Reparalia	Mr. Jaime Asúa Arrizabalaga
Technical Director	Mr. Miguel Ángel Lobato Kropnick

Concessions	
Director	Mr. José Ángel Presmanes Rubio
Deputy Director	*Mr. Jesús E. Duque Fernández del Rivero*
International	Mr. Javier Villalobos Giménez

Technical Construction Services	
Managing Director	Mr. José Enrique Bofill de la Cierva
Technical Director	Mr. José Luis Álvarez Poyatos
Quality and Training	Mr. Carlos Puertas del Río
Special Systems	Mr. Luis Viñuela Rueda
Machinery	Mr. Juan Antonio Muro Murillo

Institutionals Relations	Mr. Julio Senador-Gómez Ocariz
Administration and Finance	Mr. José Ramón Ruiz Carrero

Cement

Chairman of Portland Valderrivas, S.A.	Mr. Rafael Martínez-Ynzenga Cánovas del Castillo
Managing Director	Mr. José Ignacio Martínez-Ynzenga Cánovas del Castillo
General Secretary	Mr. Vicente Ynzenga Martínez-Dabán
General Directors	
Administration & Finance	Mr. Fernando Ferreras Fernández
Commercial	Mr. Ángel Luis Heras Aguado
Corporate	Mr. Manuel Melgar Oliver
Production	Mr. José Ignacio Martínez-Ynzenga Cánovas del Castillo
Aggregates	Mr. Federico Bernabeu Morón
Concrete	Mr. José Ramón Bujanda Saénz

Real Estate

Chairman Realia Bussines, S.A.	Mr. Ignacio Bayón Mariné
Managing Director	Mr. Íñigo Aldaz Barrera
Deputy Managing Director	Mr. Antonio Moyano Paredes
Depute General Directors	
Development	Mr. Pedro Javier Rodera Zazo
Equity	Mr. Agustín González Sánchez
Planning	Mr. Jaime Llorens Coello
Administration & Finance	Mr. Juan Antonio Franco Díez
General Secretary	Mr. Daniel Ángel Rodríguez Olay

Grucycsa, S.A.

Chairman of Grucycsa, S.A.	Mr. Ignacio Bayón Mariné
Industrial	
Managing Director	Mr. Carlos García Maura
SVAT	Mr. Ignacio Cabanzón Alber
Espelsa,	Mr. Dámaso Bueno Crespo
Internacional Tecair, S.A. y Eurman, S.A	Mr. Daniel Candil Menes
Logística Navarra, S.A. y LNP, S.A.	Mr. Vicente Carricas Torres
Loacsa y Aitena, S.A.	Mr. Miguel Ángel Gómez Ibañez
Aitena Portugal, S.A.	Mr. José Miguel Amaro Carrilho do Rosário
Grubarges, S.A.	
Managing Director	Mr. Carlos Horno Octavio
Administration & Finance	Mr. Francisco Vila Meizoso

Administration

Managing Director of Administration	Mr. José Luis Vasco Hernando
Deputy Managing Director	Mr. Carlos Pujol Lienas
Administrative Coordination	Mr. Alberto Farré Ramos
Fiscal	Mr. Miguel Mata Rodríguez
	Ms. María Eguinoa de Nicolás (Subdirectora)
Administrative Organization & Budgets	Mr. José Mª Alamañac Gil

Finance

Managing Director of Finance	Mr. José E. Trueba Gutiérrez
Finance	Mr. Manuel Somoza Serrano Ms. Esther Alcocer Koplowitz (Adjunta) Ms. Alicia Alcocer Koplowitz (Adjunta)
Stock Exchange and Investor Relations	Mr. Íñigo Morenés Mariategui
Financing	Mr. José Manuel Carrasco Delgado
Afigesa	Mr. Luis Mora Callejas
Asiris, S.A.	Mr. Miguel Angel Jabal Madrid

Secretary General

General Secretary	Mr. Juan Castells Masana
Human Resources: Managing Director	Mr. Antonio Pérez Colmenero Mr. Francisco Santos Martín (Director Adjunto)
Legal Affairs Madrid. Managing Director	Mr. Felipe B. García Pérez
Madrid Legal Affairs	Mr. José María Verdú Ramos
Barcelona Legal Affairs	Mr. Antonio Piera Masllorens
Information Science	Mr. Fernando Sáez Manero (Director Adjunto)
Media Relations	Mr. Juan Roldán Ros Mr. Francisco Javier Hernández Fernández (Director Adjunto)

Institutional Relations

Managing Director	Mr. Vicente López-Ibor Mayor
Telecommunications	Mr. Eugenio Fontán Oñate

Audit

Internal Audits	Ms. Marta Fernández Estellés

Investor Relations:
inversores@fcc.es
Telephone (34) 91.359.32.63 • Fax: (34) 91 3507154

Other communications:
fcc@fcc.es
Telephone (34) 91 3595400 • Fax: (34) 91 3454923

FCC Fomento de Construcciones y Contratas, S.A.

Design:
www.imagia.to

FINANCIAL STATEMENTS
MANAGEMENT REPORTS
AUDITOR´S REPORTS


2001


fcc

FOMENTO DE
CONSTRUCCIONES Y
CONTRATAS, S.A.



FINANCIAL STATEMENTS
MANAGEMENT REPORTS
AUDITOR´S REPORTS
2001



Contents

Fomento de Construcciones y Contratas, S.A. and Dependent Companies (Consolidated group)

Fomento de Construcciones y Contratas, S.A.

FINANCIAL STATEMENTS AND MANAGEMENT REPORT OF FOMENTO DE CONSTRUCCIONES Y CONTRATAS, S.A. AND DEPENDENT COMPANIES (CONSOLIDATED GROUP)

As of December 31, 2001

FINANCIAL STATEMENTS

CONSOLIDATED GROUP

CONSOLIDATED BALANCE

DE FOMENTO DE CONSTRUCCIONES Y CONTRATAS, S.A. AND DEPENDENT COMPANIES (CONSOLIDATED GROUP)

ASSETS	31-12-2001		31-12-2000	
DUE FROM SHAREHOLDERS FOR UNCALLED CAPITAL		**361**		**1,124**
FIXED AND OTHER NONCURRENT ASSETS		**2,487,654**		**2,235,920**
Start-up expenses		**12,952**		**16,299**
Intangible assets		**409,818**		**312,743**
Research and development expenses	1,472		1,424	
Concessions, patents, licenses, trademarks, etc.	378,710		274,140	
Computer software	16,474		12,838	
Rights on leased assets	136,015		119,559	
Provisions	(1,527)		(156)	
Accumulated amortization	(121,326)		(95,062)	
Tangible fixed assets		**1,414,835**		**1,265,971**
Land and structures	661,137		587,880	
Technical installations and machinery	1,510,878		1,341,489	
Other installations, tools and furniture	303,000		265,094	
Advances and construction in progress	101,643		70,354	
Other tangible fixed assets	128,893		106,121	
Provisions	(3,522)		(1,905)	
Accumulated depreciation	(1,287,194)		(1,103,062)	
Long-term financial investments		**625,137**		**617,191**
Shareholdings in Group and associated companies	1,851		1,851	
Shareholdings in companies carried by the equity method	416,838		454,389	
Loans to companies carried by the equity method	35,953		27,106	
Long-term investment securities	91,781		68,317	
Other loans	47,918		39,450	
Long-term deposits and guarantees	42,576		32,671	
Provisions	(11,780)		(6,593)	
Shares of the Controlling Company		**24,912**		**23,716**
GOODWILL IN CONSOLIDATION		**367,591**		**421,111**
DEFERRED CHARGES		**33,500**		**17,532**
CURRENT ASSETS		**3,254,584**		**2,913,563**
Inventories		**355,927**		**325,508**
Commercial	106,025		120,948	
Raw materials and other supplies	129,206		123,292	
Work-in-process and semifinished products	78,252		51,813	
Finished products	36,686		30,537	
Advances	13,150		5,589	
Provisions	(7,392)		(6,671)	
Accounts receivable		**2,106,126**		**1,915,087**
Customer receivables for sales and services	1,771,970		1,663,139	
Receivable from associated companies	106,806		64,627	
Sundry accounts receivable	110,466		94,507	
Employee receivables	2,668		2,632	
Tax receivables	246,625		216,605	
Provisions	(132,409)		(126,423)	
Short-term financial investments		**466,110**		**401,806**
Loans to companies carried by the equity method	29,077		8,018	
Short-term investment securities	228,932		207,481	
Other loans	208,804		177,797	
Short-term deposits and guarantees	4,490		13,066	
Provisions	(5,193)		(4,556)	
Shares of the Controlling Company at short term		**-**		**2,070**
Cash		**307,213**		**251,620**
Accrual accounts		**19,208**		**17,472**
TOTAL ASSETS		**6,143,690**		**5,589,250**

as of December 31, 2001
(Thousands of Euros)

SHAREHOLDER'S EQUITY AND LIABILITES	31-12-2001		31-12-2000	
SHAREHOLDERS' EQUITY		**1,290,985**		**1,201,742**
Capital stock		**120,102**		**120,102**
Additional paid-in capital		**129,897**		**129,897**
Reserves		**392,586**		**358,261**
Legal reserve	24,020		24,020	
Reserves for treasury stock	16,327		18,397	
Other reserves	352,239		315,844	
Consolidation reserves		**433,967**		**400,617**
Translation differences		**7,020**		**7,573**
Income attributable to the Controlling Company		**241,042**		**215,607**
Consolidated	319,805		306,456	
Attributed to minority interests	(78,763)		(90,849)	
Interim dividend		**(33,629)**		**(30,315)**
MINORITY INTERESTS		**623,989**		**574,285**
NEGATIVE DIFFERENCE IN CONSOLIDATION		**37,227**		**37,125**
DEFERRED REVENUES		**41,205**		**39,571**
Capital subsidies	25,471		25,255	
Other deferred revenues	15,734		14,316	
PROVISIONS FOR CONTINGENCIES AND EXPENSES		**244,756**		**281,911**
Provisions	216,611		254,114	
Reversion reserves	28,145		27,797	
LONG-TERM DEBT		**774,163**		**762,522**
Payable to credit entities		**581,046**		**572,350**
Loans and other debts	562,992		560,510	
Long-term lease payments payable	18,054		11,840	
Other accounts payable		**189,301**		**178,338**
Long-term accrued taxes payable	100,706		96,384	
Limited recourse project financing loans	58,490		65,576	
Other accounts payable	20,206		8,132	
Long-term guarantees and deposits	9,899		8,246	
Uncalled capital payments payable		**3,816**		**11,834**
CURRENT LIABILITIES		**3,131,365**		**2,692,094**
Payable to credit entities		**479,439**		**347,331**
Loans and other debts	439,436		305,675	
Interest payable	5,613		7,044	
Short-term lease payments payable	34,390		34,612	
Payable to associated companies		**28,187**		**30,033**
Trade accounts payable		**1,848,378**		**1,603,653**
Advances received on orders	300,855		285,493	
Payables for purchases and services	818,543		771,173	
Notes payable	728,980		546,987	
Other nontrade payables		**636,659**		**577,506**
Accrued taxes payable	392,046		357,867	
Notes payable	26,174		12,747	
Limited recourse project financing loans	7,086		5,902	
Other loans	148,883		133,479	
Compensation payable	60,354		62,000	
Short-term guarantees and deposits received	2,116		5,511	
Operating provisions		**137,698**		**132,379**
Accrual accounts		**1,004**		**1,192**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		**6,143,690**		**5,589,250**

CONSOLIDATED STATEMENT OF INCOME

DE FOMENTO DE CONSTRUCCIONES Y CONTRATAS, S.A. AND DEPENDENT COMPANIES (CONSOLIDATED GROUP)

DEBIT		**31-12-2001**		**31-12-2000**
TOTAL OPERATING EXPENSES		**4,835,365**		**4,152,242**
Materials used and other external expenses		**2,393,975**		**1,983,273**
Personnel expenses		**1,386,288**		**1,268,965**
Wages, salaries and similar expenses	1,071,983		982,631	
Employee welfare expenses	314,305		286,334	
Period depreciation and amortization		**205,486**		**183,231**
Variation in operating provisions		**18,589**		**3,883**
Other operating expenses		**831,027**		**712,890**
OPERATING INCOME		**475,809**		**433,835**
Financial expenses		**84,779**		**87,014**
Variation in financial investment provisions		**5,656**		**1,833**
Exchange losses		**10,367**		**15,578**
Amortization of goodwill in consolidation		**27,701**		**36,890**
INCOME FROM ORDINARY ACTIVITIES		**434,147**		**391,896**
Variation in tangible fixed asset and intangible asset provisions		**3,107**		**301**
Extraordinary expenses and losses		**29,389**		**27,833**
EXTRAORDINARY INCOME		**35,755**		**55,185**
CONSOLIDATED INCOME BEFORE TAXES		**469,902**		**447,081**
Corporate income tax		**150,097**		**140,625**
CONSOLIDATED INCOME FOR THE YEAR		**319,805**		**306,456**
Income attributed to minority interests		**(78,763)**		**(90,849)**
INCOME FOR THE YEAR ATTRIBUTED TO THE CONTROLLING COMPANY		**241,042**		**215,607**

as of December 31, 2001
(Thousands of Euros)

CREDIT	31-12-2001	31-12-2000
TOTAL OPERATING REVENUES	5,311,174	4,586,077
Net sales	5,173,230	4,467,816
Increase in finished product and work-in- process inventories	27,430	11,786
Capitalized expenses of Group work on fixed assets	30,700	34,516
Other operating revenues	79,814	71,959
Revenues from shareholdings	72	96
Revenues from other marketable securities and long-term loans	8,210	7,392
Other financial revenues	36,007	46,019
Exchange gains	5,932	7,308
FINANCIAL LOSS	50,581	43,610
Share in income of companies carried by the equity method	36,620	38,561
Gains on fixed assets and control portfolio	52,204	64,465
Capital subsidies transferred to income for the year	2,416	2,236
Extraordinary revenues and income	13,631	16,618

FOMENTO DE CONSTRUCCIONES Y CONTRATAS, S.A. AND DEPENDENT COMPANIES (CONSOLIDATED GROUP)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31,2001

(1) Companies' business activities

The activities of the FCC Group are structured in five management units which constitute the following specialized areas:

- **Construction**, construction specialties and related activities.
- **Services**, which groups together activities relating to urban cleaning, industrial waste treatment and the integral water cycle.
- **Urban Environment**, , which provides services such as parking lots, street furniture, passenger transport, vehicle technical inspection, ground passenger and aircraft assistance (handling), etc.
- **Cement.**
- **Grucycsa**, through which the activities not included in the aforementioned areas are channeled.

The most notable of these activities are Construction and Services, which account for 46% and 31%, respectively, of total net sales.

(2) Basis of presentation of the consolidated financial statements

a. Basis of presentation

The consolidated financial statements were prepared from the accounting records as of December 31, 2001, of Fomento de Construcciones y Contratas, S.A. and its investees, in accordance with current legislation, and are expressed in thousands of euros. For each item in the accompanying consolidated balance sheet and consolidated statement of income and in the consolidated statement of changes in financial position and the cost accounting consolidated statement of income included in Notes 26 and 27 to these consolidated financial statements, respectively, the figures for 2001, expressed in thousands of euros, are presented together with the figures for 2000, which are also expressed in thousands of euros following the translation to euros, at the fixed exchange rate of € 1 = Ptas. 166.386, of the amounts expressed in millions of pesetas in the 2000 consolidated financial statements.

The financial statements of Fomento de Construcciones y Contratas, S.A. and of its investees, which were prepared by the directors, have not yet been approved by the respective Shareholders' Meetings; however, no changes thereto are expected to arise as a result of such approval.

b. Consolidation principles

The global integration method was used to consolidate the dependent companies listed in Exhibit I which Fomento de Construcciones y Contratas, S.A. controls or which it considers it effectively controls by virtue of ownership of a majority of the voting rights in them, either directly or through other companies controlled by it.

The equity of minority interests in the net worth and earnings of the consolidated companies is presented under the "Minority Interests" caption on the liability side of the consolidated balance sheet and under the "Income Attributed to Minority Interests" caption in the consolidated statement of income, respectively.

Exhibit II details the companies consolidated by the proportional integration method because one or several FCC Group companies have ownership interests in them and manage them jointly with one or more non-Group companies.

The companies listed in Exhibit III, in which Fomento de Construcciones y Contratas, S.A. does not have majority direct or indirect holdings but does exercise significant influence, are presented in the accompanying consolidated balance sheet under the "Long-Term Financial Investments - Shareholdings in Companies Carried by the Equity Method" caption at the underlying book value of the holding. The share in income for the year after taxes of these companies is reflected in the accompanying consolidated statement of income as "Share in Income of Companies Carried by the Equity Method".

The companies whose business activities differ from those of the Group or whose effect on the consolidated financial statements is not material were excluded from consolidation.

c. Changes in the consolidated Group

Exhibit IV shows the changes in 2001 in the consolidated companies and companies carried by the equity method.

The effects of the inclusion in and withdrawal of companies from the consolidated group, where material, are shown in the related notes to these consolidated financial statements under the heading "Variation in Consolidated Group".

d. Joint ventures and joint property associations

The FCC Group companies which participate in joint ventures included in their respective financial statements the proportional part, based on the percentage of participation, of the joint ventures' assets and liabilities and operations, after elimination of the reciprocal assets and liabilities and revenues and expenses. Also, the dependent company Portland Valderrivas, S.A. has an 80% ownership interest in the Torre Picasso building, which is being operated on a joint property basis, and includes in the relevant captions its equity in the assets, liabilities, revenues and expenses based on its ownership interest.

(3) Valuation standards

a. Goodwill and negative difference in consolidation

The differences arising in the acquisition of holdings in companies was calculated as the difference between the book value of the Controlling Company's direct or indirect holding in the capital stock of each dependent company and the proportional amount of the net worth of the dependent company based on the percentage of ownership at the acquisition date. The resulting difference is allocated, as far as possible and solely for the purposes of consolidation, to the dependent company's asset and liability accounts when the book value of these items differs significantly from their market value.

The difference remaining after the aforementioned allocation is recorded, if positive, under the "Goodwill in Consolidation" caption and, if negative, under the "Negative Difference in Consolidation" caption on the asset and liability sides, respectively, of the accompanying consolidated balance sheet.

Goodwill in consolidation is amortized systematically over the estimated period over which the investment will be recovered, up to a limit of 20 years.

The negative difference in consolidation is charged off to income for the year in which the capital gains represented by it are deemed to be realized or, where applicable, when the events covered by this negative difference occur.

Notwithstanding the foregoing general amortization principles, in 2001 the Group, in accordance with the accounting principle of prudence and within the framework of the national and international expansion of its Services business area, took accelerated amortization of €94,551,000, with a charge to consolidation reserves, on all the goodwill of the urban cleaning and water services companies in the aforementioned business area. Partial accelerated amortization for an additional net amount of €57,096,000 had already been taken on a portion of this goodwill in prior years. These amortizations were recorded considering the principle of prudence in valuation and in view of certain risks in the services activities in Latin America arising mainly due to the uncertainty surrounding the general economic outlook of this region, in which the goodwill relating to services activities amounted to €31,397,000. The Group does not foresee any material problems in connection with the recoverability of the remaining goodwill of the Services area amortized in 1999 and 2001, since it is expected that the related companies will contribute to the generation of revenues for the Group and, accordingly, the goodwill will maintain its effectiveness over a period of ten years, which is the same as the amortization period formerly applied by the Group.

b. Transactions between consolidated companies

Material gains or losses on intercompany transactions in the Group were eliminated in consolidation and will be deferred until they are realized with third parties outside the Group. The intragroup results on in-house work on the fixed assets were eliminated in consolidation and will be recognized as the related assets are depreciated or when they are disposed of to third parties. Intercompany receivables and payables and revenues and expenses were eliminated from the consolidated financial statements.

c. Uniformity of presentation

The necessary unification procedures were applied to the Group companies in order to present the consolidated financial statements in accordance with the Controlling Company's general and uniform valuation principles and standards.

The fiscal year of all the consolidated companies ends on December 31.

d. Translation of financial statements of foreign companies

The financial statements of foreign companies were generally translated to euros at the year-end exchange rates, except for:

d.1 Capital and reserves, which were translated at historical exchange rates.

d.2 The items in the income statements of the foreign dependent and associated companies, which were translated at the average exchange rates in the period.

Translation differences arising at the consolidated foreign companies which applied the year-end exchange rates are included under the "Shareholders' Equity - Translation Differences" caption in the accompanying consolidated balance sheet, net of the portion relating to minority interests, which is reflected in the related caption.

At the companies that applied the monetary-nonmonetary method, the nonmonetary items were translated at historical exchange rates and the monetary items at year-end rates, the effect of translation being reflected in the consolidated statement of income.

The financial statements of Group companies in certain Latin American countries were adjusted for inflation in accordance with the regulations in force in these countries and with generally accepted accounting principles. This adjustment gave rise to a change in consolidated reserves (see Note 14).

e. Start-up expenses

Start-up expenses are valued at the cost of the related goods and services and are amortized within the maximum legally stipulated period of five years.

f. Intangible assets

Intangible assets are recorded at cost, which does not include financing interest.

Administrative concessions are amortized over the concession period, which ranges on average from 25 to 50 years, and leased assets are amortized by the straight-line method based on the years of useful life, which are the same as those for tangible fixed assets.

g. Tangible fixed assets

Tangible fixed assets acquired prior to 1983 are carried at cost revalued pursuant to Law 9/1983. Prior to 1983 the companies had revalued their balance sheets and the carrying values of tangible fixed assets pursuant to the applicable enabling legislation. Tangible fixed assets acquired subsequent to 1983 are carried at cost, except in the case of the dependent companies operating in the cement business which revalued their tangible fixed assets pursuant to Royal Decree-Law 7/1996, Navarra Regulation 23/1966 and Vizcaya Regulation 6/1996. The effect of these revaluations on the consolidated statement of income is not material.

Group in-house work on fixed assets is valued at production cost.

Upkeep and maintenance expenses not leading to a lengthening of the useful life or increased production capacity of the related assets are expensed currently.

Tangible fixed assets are depreciated by the straight-line method at rates based on the following years of estimated useful life:

	Years of Estimated Useful Life
Buildings and other structures	25 - 50
Torre Picasso building	75
Technical installations and machinery	5 - 15
Other installations, tools and furniture	7 - 12
Computer hardware	3
Other tangible fixed assets	5 - 10

Tangible fixed assets used on certain contracts are depreciated over the shorter of the years of useful life indicated above or the contract term.

h. Deferred financial expenses relating to the financing of fixed assets

The interest on loans used to finance fixed assets is generally expensed currently.

However, in accordance with the regulations adapting the Spanish Chart of Accounts to the water supply/treatment and tollroad, tunnel and bridge concession businesses, the interest on the loans used to finance the fixed assets required in order to carry on these activities are deferred over the concession term, provided that there is evidence that the capitalized expenses will be recovered in future years' rates.

The interest capitalized as explained in the foregoing paragraph is included under the "Deferred Charges" caption in the accompanying consolidated balance sheet.

i. Long-term financial investments. Marketable securities and nontrade loans

In accordance with current legislation, investments in listed and unlisted marketable securities are valued at cost, revalued where appropriate pursuant to Law 9/1983, net of the required allowance for diminution in value. The effect of applying this method is that all unrealized losses on investment securities are recorded, but unrealized gains are not, except for those disclosed at the time of acquisition and still existing at the date of subsequent valuation.

Loans are valued at the amount delivered plus the unmatured accrued interest at the balance sheet date. The necessary value adjustments are made by recording provisions for loans with possible recovery problems.

Securities and loans maturing in up to 12 months from the balance sheet date are classified as short-term (current assets) and those maturing at over 12 months as long-term (noncurrent assets). Other investments of a permanent nature are classified as long-term financial assets.

j. Inventories

Inventories are valued at average acquisition price or average production cost and the necessary value adjustments are made to adapt the carrying values to market, if lower. Provisions are also recorded for the diminution in value of obsolete inventories.

The assets received in payment of loans are valued at the amount at which the loan relating to the asset received is recorded or at the lower of production cost or market.

k. Shares of the Controlling Company held by the Group

The shares of the Controlling Company are valued at the lower of average cost or market, or at values approximating their underlying book value, as appropriate, in accordance with the principle of prudence. The results arising from intragroup transactions involving these shares are eliminated in consolidation.

l. Subsidies

Nonrefundable capital subsidies are taken to income in proportion to the period depreciation of the subsidized assets.

m. Provisions for pensions and similar obligations

Except in the cement business, the companies have not established pension plans to supplement the social security pension benefits.

The contributions made to pension plans at certain cement companies, which amounted to € 27,244,000, were calculated by actuarial techniques using the PERM/F-2000P year tables, with an average actuarial rate of 4%, except at Giant Cement Holding, Inc., where a rate of 7.25% was used.

In some cases, including certain executives and directors, the companies have undertaken to pay retirement bonuses, permanent occupational disability or other benefits, for which the related provisions are recorded, together with other items, under the "Provisions for Contingencies and Expenses" caption in the accompanying consolidated balance sheet. In 2001 some Group companies externalized certain of their commitments to employees amounting to € 46,693,000, the provisions for which had mostly been recorded in prior years.

The companies have recorded the required provisions for terminations of permanent construction employees, which are included, together with other items, under the "Operating Provisions" caption in the accompanying consolidated balance sheet. The effect on the consolidated statement of income for 2001 was not material.

n. Other provisions for contingencies and expenses

The companies have recorded provisions for contingencies and expenses, which are basically booked in accordance with the accounting principle of prudence, to cater for any general and extraordinary contingencies which might arise.

o. Reversion reserve

The companies generally record a reversion reserve for assets subject to administrative concessions which revert to the grantor entity at the end of the concession period. This reserve is calculated by supplementing the depreciation of the related asset, so that at the end of the concession period the net book value (after deduction of the related accumulated depreciation) is zero.

Additionally, the companies consider that the periodic maintenance plans for their installations, the cost of which is expensed currently, are sufficient to ensure delivery of the assets subject to reversion in good working order at the end of the concession periods and that, therefore, no significant expenses will arise as a result of the reversion.

p. Classification of debt

Debts maturing in under 12 months from the balance sheet date are classified as current liabilities and those maturing at over 12 months as long-term debt.

Debts are valued at the amounts drawn plus the unmatured accrued interest. Nontrade debts are valued at repayment value and the interest on the transaction is recorded under the "Deferred Charges" or "Accrual Accounts" captions on the asset side of the consolidated balance sheet, as appropriate, depending on whether the principal amount is classified as long- or short-term. The balances of these captions are allocated to income on the basis of the principal amount outstanding.

q. Corporate income tax

The corporate income tax expense is recorded in the consolidated statement of income. The effect of the differences between taxable income and income per books before taxes, which in some cases revert in subsequent periods, and the tax relief and tax credits to which the companies are entitled were considered in determining the amount of corporate income tax payable.

r. Foreign currency transactions

Balances receivable and payable in foreign currencies are translated to euros at the exchange rates prevailing at the date of the consolidated balance sheet, and the differences arising are taken to income as stipulated by current regulations.

The differences arising from fluctuations in exchange rates from the date on which the transactions were made, or the related values were adjusted, to the date of collection or payment are taken to period income.

s. Revenues and expenses

In construction and urban cleaning activities, the companies recognize as the period result on their construction and service contracts the difference between production (valued at the sale price of the construction work performed or service provided during the period, as specified in the principal contract entered into with the owners or in amendments or addenda thereto approved by the owners, or of the work or services carried out which, although not yet approved, are reasonably certain to be recovered) and the costs incurred during the year, since the revenues and costs of projects and services in these business areas are susceptible to substantial variations during the performance period which cannot be readily foreseen or objectively quantified. Also, interest for late payment is recognized as revenues at the date of the approval and/or definitive collection thereof.

The difference between the recorded amount of production from inception of each project and the amount certified for each project through the date of the consolidated financial statements is recorded as "Completed Production Pending Certification" under the "Customer Receivables for Sales and Services" caption. Certificate prebillings under sundry headings are recorded under the "Advances Received on Orders" caption on the liability side of the consolidated balance sheet.

The operating costs incurred in construction work and services, which include the interest accrued during the customary payment period in these business areas at market rates, are allocated as they arise. Site-clearance costs and any expenses which may arise from project completion through definitive settlement thereof are accrued over the execution period and the related provisions are recorded under the "Operating Provisions" caption in the consolidated balance sheet.

The revenues and expenses of the remaining activities are recognized on an accrual basis, i.e. when the actual flow of the related goods and services occurs, regardless of when the resulting monetary or financial flow arises.

In accordance with the accounting principle of prudence, the Group companies only record realized income at year-end, whereas foreseeable contingencies and losses, including possible losses, are recorded as soon as they become known.

(4) Start-up expenses

The variations in 2001 in the balance of this caption in the consolidated balance sheet were as follows:

Balance at 12/31/00	**16,299**
Additions	427
Variation in Consolidated Group	(168)
Amortization	(3,606)
Balance at 12/31/01	**12,952**

(5) Intangible assets

The variations in 2001 in the balance of this caption in the consolidated balance sheet were as follows:

	Balance at 12/31/00	Variation in Consolidated Group	Additions or Provisions	Retirements or Reductions	Transfers	Balance at 12/31/01
Research and development expenses	1,424	-	66	(18)	-	1,472
Concessions, patents, licenses, trademarks, etc.	274,140	38,609	64,272	(661)	2,350	378,710
Computer software	12,838	576	1,683	(318)	1,695	16,474
Rights on leased assets	119,559	6,515	57,721	(12)	(47,768)	136,015
Provisions	(156)	(25)	(1,346)	-	-	(1,527)
Amortization	(95,062)	(5,799)	(36,626)	583	15,578	(121,326)
	312,743	**39,876**	**85,770**	**(426)**	**(28,145)**	**409,818**

The "Concessions, Patents, Licenses, Trademarks, etc." caption includes most notably the amounts paid for the concessions held by the Group in order to carry on its business activities (water supply services, passenger transport, operation of landfills, etc.). These amounts are being amortized on a straight-line basis over the concession period.

The features of the financial lease contracts in force at 2001 year-end were as follows:

	Movable Property	Real Estate	Total
Original cost of the assets	131,153	4,862	136,015
Value of purchase options	1,124	1,196	2,320
Contract term (years)	2 to 5	10	–
Lease payments paid in the year	54,193	601	54,794
Lease payments paid in prior years	32,190	2,753	34,943
Lease payments outstanding,including purchase option	49,481	2,963	52,444

The detail of leased assets as of December 31, 2001, is as follows:

Land and structures	4,862
Technical installations and machinery	110,532
Other installations, tools and furniture	11,227
Other tangible fixed assets	9,394
	136,015

(6)
Tangible fixed assets

The detail of tangible fixed assets and of the related accumulated depreciation as of December 31, 2001, is as follows:

	Cost	Accumulated Depreciation	Provisions	Net
Land and structures	661,137	(110,622)	(1,046)	549,469
Technical installations and machinery	1,510,878	(900,214)	(78)	610,586
Other installations, tools and furniture	303,000	(187,089)	-	115,911
Advances and construction in progress	101,643	-	-	101,643
Other tangible fixed assets	128,893	(89,269)	(2,398)	37,226
	2,705,551	**(1,287,194)**	**(3,522)**	**1,414,835**

The variations in tangible fixed asset accounts as a result of additions and retirements in 2001 were as follows:

	Balance at 12/31/00	Variation in Consolidated Group	Additions or Provisions	Retirements or Reductions	Transfers	Balance at 12/31/01
Land and structures	587,880	40,310	16,011	(5,770)	22,706	661,137
Technical installations and machinery	1,341,489	44,078	61,610	(37,737)	101,438	1,510,878
Other installations, tools and furniture	265,094	1,172	36,668	(7,807)	7,873	303,000
Advances and construction in progress	70,354	2,742	122,966	(2,182)	(92,237)	101,643
Other tangible fixed assets	106,121	11,298	13,517	(5,986)	3,943	128,893
Provisions	(1,905)	(60)	(1,761)	204	-	(3,522)
Accumulated depreciation	(1,103,062)	(42,552)	(165,254)	39,252	(15,578)	(1,287,194)
	1,265,971	**56,988**	**83,757**	**(20,026)**	**28,145**	**1,414,835**

All the tangible fixed assets were being used in production at 2001 year-end; however, € 609,757,000 of tangible fixed assets had been fully depreciated.

The Group companies take out the insurance policies they consider necessary to cover the possible risks to which their tangible fixed assets are subject.

Tangible fixed assets located outside Spain and the accumulated depreciation thereof amounted to € 539,553,000 and € 139,874,000, respectively.

(7) Goodwill in consolidation

The variations in the balance of this caption in the consolidated balance sheet in 2001 were as follows:

Balance at 12/31/00		**421,111**
Additions:		
Ekonor Group	52,018	
Tenedora de Acciones de Mobiliario, S.A. de C.V.	4,279	
Logística de Mercancías Aeroportuarias, S.L.	4,249	
Other	8,793	69,339
Variation in the Consolidated Group and other items		(607)
Amortization:		
Cementos Atlántico, S.A.	(8,222)	
Giant Cement Holding, Inc.	(4,730)	
Tratamientos y Recuperaciones Industriales, S.A.	(2,626)	
Ekonor Group	(2,602)	
Equipamientos Urbanos de México, S.A. de C.V.	(1,815)	
Cementos Portland, S.A.	(1,334)	
Other	(6,372)	(27,701)
Amortization charged to Consolidation Reserves (*)		(94,551)
Balance at 12/31/01		**367,591**

(*) See note 3-a.

The breakdown of the balance of the "Goodwill in Consolidation" caption in the accompanying consolidated balance sheet as of December 31, 2001, is as follows:

Cementos Atlántico, S.A	131,742
Giant Cement Holding, Inc.	74,994
Ekonor Group	49,416
Cementos Portland, S.A.	21,907
Tratamientos y Recuperaciones Industriales, S.A.	18,409
Equipamientos Urbanos de México, S.A. de C.V.	11,954
Grucycsa, S.A.	6,329
Canteras de Alaiz, S.A.	4,946
Pinturas Jaque Group	4,441
Cementos Alfa, S.A.	4,435
Logística Mercancías Aeroporturarias, S.L.	4,063
Tenedora de Acciones de Mobiliario, S.A. de C.V.	3,955
Other	31,000
	367,591

The balance of this caption in the accompanying consolidated balance sheet includes € 2,951,000 of goodwill relating to companies carried by the equity method.

(8) Negative difference in consolidation

The negative difference of €37,227,000 recorded in the accompanying consolidated balance sheet arose mainly as a result of the market valuations of the assets contributed to the Realia Business Group by its shareholders in 2000.

(9) Shareholdings in companies carried by the equity method

The detail, by company, of the balance of this caption is disclosed in Exhibit III (listing the companies carried by the equity method). The variations in 2001, by item, were as follows:

Balance at 12/31/00	454,389
Purchases	5,758
2001 income	36,620
Variation in the Consolidated Group	(34,732)
Dividends paid in the year	(15,867)
Transfers to securities portfolio	(19,082)
Retirements and reductions	(10,248)
Balance at 12/31/01	**416,838**

Income for the year includes mainly € 18,217,000 relating to the Realia Business Group and € 14,983,000 relating to the Valderrivas Group companies.

The balance of the "Variation in the Consolidated Group" account relates to the CDN-USA Group, which is now consolidated by the proportional integration method.

Noteworthy in the "Retirements and Reductions" account was the sale of the 20% holding in the Inversiones y Estudios Financieros Group, with a gain of € 46,224,000, which is recorded as extraordinary income in the accompanying consolidated statement of income.

(10)
Marketable securities and nontrade loans

The detail of the main accounts under the "Long-Term Financial Investments" and "Short-Term Financial Investments" captions in the accompanying consolidated balance sheet is as follows:

I) Long-term financial investments

Investment securities

Breakdown of the balance at 12/31/01:

	% of Effective Ownership	Asset Value	Provisions	Net Book Value
Holdings of over 5%:				
Alazor Inversiones, S.A.	15.75	22,255	-	22,255
Venditelecom España, S.L.	17.23	15,536	-	15,536
International Trade Center Barcelona, S.A.	16.52	9,610	(2,717)	6,893
Artscapital Investments, S.A. (*)	8.63	5,469	(2,212)	3,257
Transportes Ferroviarios de Madrid, S.A.	12.19	5,121	(1,977)	3,144
S.C.L. Terminal Aéreo de Santiago, S.A.	14.77	5,049	(1,388)	3,661
Tacel Inversiones, S.A.	13.32	3,804	-	3,804
Grupo Inversiones y Estudios Financieros	7.47	3,546	-	3,546
Shopnet Brokers, S.A.	16.70	3,005	(559)	2,446
Polux Capital, S.L. (*)	8.63	2,344	(793)	1,551
Parc Tecnològic WTC Cornellá, S.A.	12.71	1,875	-	1,875
Other		7,760	(1,395)	6,365
Holdings of less than 5%				
Parque Temático de Madrid, S.A.	2,00	2,470	-	2,470
Other		3,636	(288)	3,348
Fixed-income securities		301	-	301
		91,781	**(11,329)**	**80,452**

(*) Companies resulting from the spin-off of the former Netjuice, S.A.

The variations in the long-term investment securities in 2001 were as follows:

	Cost	Provisions
Balance at 12/31/00	**68,317**	**(6,196)**
Additions and provisions:		
Shopnet Brokers, S.A.	1,503	(559)
Parque Temático de Madrid, S.A.	1,491	-
Artscapital Investments, S.A.	-	(2,212)
S.C.L. Terminal Aéreo de Santiago, S.A.	-	(1,388)
Polux Capital, S.L.	-	(793)
Other	2,728	(379)
Transfers of holdings in companies carried by the equity method:		
Venditelecom España, S.L.	15,536	-
Grupo Inversiones y Estudios Financieros	3,546	-
Retirements, reductions and provisions used:		
S.C.L. Terminal Aéreo de Santiago, S.L.	(547)	-
Other	(793)	198
Balance at 12/31/01	**91,781**	**(11,329)**

II) Short-term financial investments

Short-term investment securities

Breakdown of the balance as of December 31, 2001:

Emisores	Fixed-Income Securities	Equity Securities	Total
Government debt securities	90.777	-	90.777
Shares	-	6.034	6.034
Corporate promissory notes and other	132.121	-	132.121
	222.898	**6.034**	**228.932**

This caption includes the investments of cash surpluses in high-liquidity and high-rotation assets, which are valued at the lower of cost or market.

Other loans

The "Other Loans" account includes other investments of cash surpluses in high-liquidity, high-rotation bank deposits of different types.

The average rate of return obtained in 2001 on the investments in fixed-income securities and other loans was 4.53%.

(11) Deferred charges

El movimiento de este epígrafe en el ejercicio 2001 ha sido el siguiente:

Balance at 12/31/00	**17,532**
Financing of fixed assets assigned to concessions (Note 3-h)	10,584
Variation in the Consolidated Group and other variations	10,949
Amounts used	(5,565)
Balance at 12/31/01	**33,500**

The balance of this caption at 2001 year-end included most notably, in addition to the € 10,584,000 of deferred financial expenses on the financing of fixed assets assigned to water supply and treatment concessions, € 11,342,000 relating to the amounts capitalized at the Valderrivas Group originating from the dependent company Giant Cement Holding, Inc.

(12) Inventories

The "Inventories - Commercial" account relates mainly to the unbuilt land lots earmarked for sale that were acquired by the FCC Construcción Group in exchange for the construction work performed to implement the Madrid Community's Urban Development Plans.

(13)
Customer receivables for sales and services

The balance of this caption in the accompanying consolidated balance sheet relates basically to the amounts receivable for construction work performed, for services provided and other activities.

Production certificates receivable and customer receivables for sales	1,551,471
Customer receivables sold without recourse	(266,405)
	1,285,066
Completed production pending certification	459,732
Retentions	27,172
Customer receivables for sales and services	1,771,970
Advances received on orders	(300,855)
Total customer receivables, net	**1,471,115**

The foregoing total is the net balance of customer receivables after deduction of the "Advances Received on Orders" balance on the liability side of the accompanying consolidated balance sheet which, as required by accounting regulations, includes collected and uncollected certificate prebillings under sundry headings and the advances received (normally in cash) for future supplies. This balance is reduced by sales of customer receivables to finance entities without recourse against the Group companies in the event of nonpayment by the customer, thus decreasing the balance of customer receivables. These transactions bear interest at market rates through the date of collection of the outstanding balance from our customers by the financial entity concerned. The Group companies continue to manage collection of these balances receivable during this period.

The "Production Certificates Receivable and Customer Receivables for Sales" account mainly reflects the amount of the certificate billings to customers for completed work and services provided pending collection as of December 31, 2001. Of the total amount, €34,931,000 of notes receivable had been discounted and the debt to the credit entities is shown on the liability side of the consolidated balance sheet.

As indicated in Note 3-s, the "Completed Production Pending Certification" account reflects the difference at year-end between the production recorded from inception of each project and contract in progress as of December 31, 2001, and the amount of the certificates issued therefor. Accordingly, the balance of this account represents the value at certificate price of the construction units completed and services rendered as of December 31, 2001, which will be certified in the next few months either because they are specified in the main contract or in addenda or amendments thereto approved by the customer or because there is no doubt as to their immediate approval.

Since the revenues which may ultimately arise from the projects in progress are subject to certain factors whose final effect cannot be objectively determined at present (e.g. the final amounts receivable for settlement, amendments, additions, price revisions, etc.), the companies recognize the revenues relating to work units not supported by contracts entered into with the owners in the year in which they are approved by the owner or for which the companies consider that there is no doubt as to their recovery in order to proceed to certify them.

In 2001 certain future collection rights arising from construction project contracts awarded on the "total price payment" basis were sold. These rights, amounting to € 57,703,000, were recorded as a reduction in the "Completed Production Pending Certification" caption balance.

The balance of customer receivables for construction activities, before deduction of the "Customer Receivables Sold Without Recourse", amounted to € 768,262,000, of which € 59,308,000 related to foreign customers. The detail of Spanish customer accounts receivable, before deduction of the "Customer Receivables Sold Without Recourse", classified into public and private sector, is as follows:

Institution	
Central government	92,904
Autonomous Community governments	105,905
City councils	105,201
Autonomous agencies and State-owned companies	143,185
Public sector	447,195
Private sector	261,759
	708,954

The average age of the construction activity balances relating to the public sector is approximately 3.8 months.

(14)
Shareholders' equity

The variations in equity accounts in 2001 were as follows:

	Balance at 31.12.00	2000 Retained Earnings	Translation Differences and Other Variations	Amortization of Goodwill in Consolidation	Balance at 31.12.01
Capital stock	120,102	-	-	-	120,102
Additional paid-in capital	129,897	-	-	-	129,897
Legal reserve	24,020	-	-	-	24,020
Reserve for treasury stock	18,397	-	(2,070)	-	16,327
Voluntary reserves	315,844	34,325	2,070	-	352,239
Total FCC, S.A. capital and reserves	**608,260**	**34,325**	**-**	**-**	**642,585**
Consolidation reserves	400,617	125,731	2,170	(94,551)	433,967
Translation differences	7,573	-	(553)	-	7,020
Total capital and reserves	**1,016,450**	**160,056**	**1,617**	**(94,551)**	**1,083,572**

The table above shows the accelerated amortization, with a charge to consolidation reserves, of the goodwill in consolidation described in Note 3-a to these consolidated financial statements, and the "Translation Differences and Other Variations" column includes € 2,170,000 arising from the adjustments for inflation made at Group companies located in Latin America in accordance with the legislation in force in these countries.

The consolidation reserve arising from the revaluation pursuant to Royal Decree-Law 7/1996 amounts to € 11,215,000.

a. Capital stock

The capital stock of Fomento de Construcciones y Contratas, S.A. consists of 120,101,976 common bearer shares of € 1 par value each.

All the shares have identical rights and are fully subscribed and paid.

The shares of Fomento de Construcciones y Contratas, S.A. are listed on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges and traded through the Spanish computerized trading system.

With regard to direct or indirect (through subsidiaries) holdings of 10% or more by other companies, as required by current legislation, B-1998, S.L. has informed us that it has a direct and indirect holding of 57.06% in the Controlling Company's capital stock. The principal shareholders of B-1998, S.L. are Esther Koplowitz Romero de Juseu and the Vivendi Environment Group with holdings of 51% and 49%, respectively.

Fibelpar, S.A. has a direct holding of 10%.

b. Additional paid-in capital

The revised Corporations Law expressly permits the use of the additional paid-in capital balance to increase capital and establishes no specific restrictions as to its use for other purposes.

c. Legal Reserve

Under the revised Corporations Law, 10% of income for each year must be transferred to the legal reserve until the balance of this reserve reaches at least 20% of capital stock. The legal reserve cannot be distributed to shareholders except in the event of liquidation.

The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased capital stock amount.

Except as mentioned above, until the legal reserve exceeds 20% of capital stock, it can only be used to offset losses, provided that sufficient other reserves are not available for this purpose.

As of December 31, 2001, the Controlling Company's legal reserve was fully covered.

d. Treasury stock

As of December 31, 2001, the Controlling Company held 1,235,917 shares of treasury stock, representing 1.03% of its capital stock, with a net book value of € 16,327,000.

Also, the dependent companies Portland Valderrivas, S.A. and Asesoría Financiera y de Gestión, S.A. held 412,280 and 218,803 shares, respectively, of Fomento de Construcciones y Contratas, S.A., which represented 0.34% and 0.18%, respectively, of the latter's capital stock and are recorded in these Group companies' accounting records at a net value of € 5,733,000 and € 4,327,000, respectively.

€ 24,912,000 of all the reserves are considered to be restricted for so long as the treasury stock held by Fomento de Construcciones y Contratas, S.A. and the shares which the Group companies hold in the latter are not sold or retired. This amount coincides with the amount at which the Controlling Company's shares held by the Group are valued on the asset side of the accompanying consolidated balance sheet.

The variations in treasury stock in 2001 were as follows:

	No. of shares	%	Amount
Balance at 12/31/00	**1,972,676**	**1.64**	**25,786**
Purchases	51,024	0.04	1,196
Sales	(156,700)	(0.13)	(2,070)
Balance at 12/31/01	**1,867,000**	**1.55**	**24,912**

On January 11, 2001, the parent company of the FCC Group, Fomento de Construcciones y Contratas, S.A., sold 156,700 of the shares which to celebrate its 100th anniversary were offered exclusively to FCC Group employees through a plan under which each employee had the option of acquiring a fixed number of 20 shares of Fomento de Construcciones y Contratas, S.A., with a 50% discount on the reference price and the commitment to keep them for three years.

e. Reservas de consolidación

This account in the accompanying consolidated balance sheet includes the reserves at companies consolidated by the global and proportional integration method and companies carried by the equity method. The amounts included under this caption for the major companies, including, where appropriate, their dependent companies, are as follows:

Asesoría Financiera y de Gestión, S.A.	188,958
Grupo Portland Valderrivas	132,938
Corporación Financiera Hispánica, S.A.	52,721
FCC Medio Ambiente, S.A.	36,211
FCC Agua y Entorno Urbano, S.A.	30,291
Other, and adjustments in consolidation	(7.152)
Total CONSOLIDATION RESERVES	**433,967**

€ 11,215,00 of the total reserves at companies consolidated by the global or proportional integration method relate to the effect of the asset revaluations made as indicated in Note 3-g.

(15) Minority interests

The balance of this caption in the accompanying consolidated balance sheet reflects the equity of minority shareholders in the net worth and income for the year after taxes of the Group companies in which there are minority interests. The variations in this account in 2001 were as follows:

Balance at 12/31/00	**574,285**
Income for the year	78,763
Distribution of dividends	(25,182)
Variation in the Consolidated Group and other changes	(3,877)
Balance at 12/31/01	**623,989**

The 2001 year-end detail, by item, of the main companies with minority interests is as follows:

	Net Worth		Income	Total
	Capital Stock	Reserves		
Portland Valderrivas Group	11,023	478,033	70,992	560,048
Grucycsa Group	26,252	7,429	8,474	42,155
Compañía Concesionaria del Túnel de Sóller, S.A.	7,242	(12)	6	7,236
Other	21,588	(6,329)	(709)	14,550
	66,105	**479,121**	**78,763**	**623,989**

€ 28,097,000 of total reserves relate to the revaluation of assets by the cement business companies, as indicated in Note 3-g.

(16) Subsidies

The accompanying consolidated balance sheet includes € 39,054,000 of subsidies received in the past, € 13,583,000 of which had been taken to income, including € 2,416,000 in the year ended December 31, 2001.

(17) Provisions for contingencies and expenses

a. Provisions

The caption includes, in addition to the benefits indicated in Note 3-m, other provisions recorded in accordance with the accounting principle of prudence to cover any general or extraordinary contingencies that may arise.

b. Reversion reserve

The companies record the reversion reserve as described in Note 3-o.

The variations in this caption in 2001 were as follows:

Balance at 12/31/00	27,797
Provisions	4,460
Variation in the Consolidated Group	(3,679)
Retirements and reversions	(433)
Balance at 12/31/01	**28,145**

(18)
Nontrade payables

a. The long-term debts in each of the related accounts in the accompanying consolidated balance sheet mature as follows:

	2003	2004	2005	2006	2007 and subsequent years	Total
Payable to credit entities	325,743	59,013	154,779	20,410	21,101	581,046
Limited recourse project financing loans	8,378	9,268	10,181	7,086	23,577	58,490
Accrued taxes payable	2,049	3,726	3,167	3,318	88,446	100,706
Other accounts payable	9,905	3,035	3,522	493	13,150	30,105
Uncalled capital payments payable	3,774	–	–	–	42	3,816
	349,849	**75,042**	**171,649**	**31,307**	**146,316**	**774,163**

The balance of the "Limited Recourse Project Financing Loans" account relates to the payments outstanding in connection with the investments made in certain projects, mainly for operating the water supply in Vigo. The debt will be repaid using the revenues arising from operation of the services and, if the contract terms are met, with no other liability for the Group companies if the funds obtained during the term of the loan do not cover the principal plus interest. The average interest rate on the loans is tied to Mibor plus a differential based on market rates.

The foreign currency payables to credit entities include most notably € 244,846,000 relating to loans denominated in dollars obtained to finance the FCC Group's international activities.

The average interest rates on the long-term debt to credit entities are basically those of the various interbank markets, tied to Mibor, Euribor and Libor.

The detail of the balance of the "Accrued Taxes Payable" caption is disclosed in Note 20 ("Tax Matters").

b. The short-term accounts payable to associated companies include operating payables and the current account and loan balances with these companies. The loans bear interest at market rates.

c. As indicated in Note 13 ("Customer Receivables for Sales and Services"), there are bank loans secured by € 34,931,000 of notes receivable.

The Group had credit facilities amounting to € 2,137,457,000 as of December 31, 2001, of which € 1,135,029,000 had not been drawn down at that date.

(19) Operating provisions

The detail of this caption in the accompanying consolidated balance sheet is as follows:

Provision for claims	81,545
Provision for construction contract settlements	56,153
	137,698

The provision for claims covers the contingent liabilities which might arise from claims by third parties as a result of business operations.

The provision for construction contract settlements is intended to meet the expenses arising on completed projects through final settlement thereof.

(20) Tax matters

The detail of the balances of the "Tax Receivables" and "Accrued Taxes Payable" captions on the asset and liability sides, respectively, of the accompanying consolidated balance sheet is as follows:

I. Long-term

The balance payable of € 100,706,000 relates to deferred corporate income tax which will be payable in years subsequent to 2002.

€ 82,002,000 of this liability, which is interest-free, relate to the tax effect of the difference between the acquisition cost and tax value of certain fixed assets of Giant Cement Holding, Inc. The remaining € 18,704,000 relate to the accelerated depreciation of fixed assets in accordance with various benefits provided for by tax legislation and include most notably € 13,877,000 relating to 35% of the early depreciation of the assets acquired by the dependent company Portland Valderrivas, S.A. pursuant to Royal Decree-Law 2/1985. The due dates of the accrued taxes payable disclosed in Note 18 are based on the years of useful life of the related assets.

II. Short-term

Tax receivables:	
Prepaid corporate income tax	147,338
VAT recoverable	72,079
Tax refunds and other items	27,208
	246,625

Accrued taxes payable:	
Personal and corporate income tax withholdings (from salary income and interest income)	21,883
Deferred corporate income tax	113,964
Corporate income tax payable	70,925
VAT payable	113,988
Levies on construction certificates, services and other items	44,114
Social security taxes payable	27,172
	392,046

Reconciliation of the consolidated income per books to the taxable income for corporate income tax purposes:

Consolidated income for the year per books			**469.902**
	Increase	Decrease	
Adjustments and eliminations in consolidation	–	3,078	(3,078)
Permanent differences	9,026	37,076	(28,050)
Adjusted consolidated income per books			**438,774**
Timing differences:	71,810	114,710	(42,900)
- Arising in the reporting year	53,580	17,129	36,451
- Arising in prior yearss			
Consolidated taxable income			**432,325**

Adjusted consolidated income per books	438,774
Corporate income tax charge (35%)	153,571
Tax credits and relief	(3,474)
Corporate income tax payable	**150,097**

a. The Fomento de Construcciones y Contratas Group generally capitalizes the prepaid tax relating to timing differences. Any variations in taxable income for which the related tax is not or was not capitalized are reflected in the above detail as "Permanent Differences".

b. The variations due to timing differences arose mainly as follows:

b.1 Items recorded as increases include mainly provisions for customer bad debts, third-party liability and other items, which will become deductible in subsequent years when the conditions stipulated by tax law are met, and the tax effect arising from the earnings for the year of the joint ventures whose tax bases are included in the Group's corporate income tax base of the following year. The related prepaid corporate income tax was recorded on the asset side of the consolidated balance sheet.

b.2 Items recorded as decreases are: the reinvestment deferral and special amortization of lease contracts executed after January 1, 1996, under Law 43/1995, and the period income of the joint ventures, which will be included in the corporate income tax base of the following year. The related deferred tax is reflected on the liability side of the consolidated balance sheet.

Fomento de Construcciones y Contratas, S.A., the dependent companies comprising the FCC Group and the joint ventures have all the years not yet statute-barred open for review by the tax inspection authorities for the taxes applicable to them. The criteria which the tax authorities might adopt for the years open for review might give rise to contingent tax liabilities which cannot be objectively quantified. However, the Controlling Company's directors consider that the resulting liabilities would not have a material effect on the Group's net worth.

Under authorization 18/89, the FCC Group is taxed on a consolidated basis for corporate income tax purposes with all the other Group companies which meet the relevant requirements envisaged by tax legislation.

(21) Guarantee commitments to third parties and other contingent liabilities

As of December 31, 2001, the Group had provided € 1,301,011,000 of guarantees to third parties, mostly to government agencies and private customers, as security for the performance of construction projects and urban cleaning contracts.

The Group companies have guaranteed for its employees the investments made in 2000 for a five-year period in the group investment fund set up by the Vivendi Universal Group. The possible payments and additional costs that may be incurred by the FCC Group companies, which in any case are not expected to be material, are counterguaranteed by the Vivendi Universal Group.

(22) Revenues and expenses

a. Transactions with associated companies

The net sales figure in the accompanying consolidated statement of income includes € 158,397,000 of billings by Group companies to associated companies.

b. Net sales

The breakdown of net sales, by Group activity, is as follows:

	2001	2000
Construction	2,395,959	2,054,662
Services	1,579,273	1,384,365
Urban environment	250,532	245,129
Cement	806,925	673,296
Grucycsa	213,353	181,187
Eliminations of intragroup transactions	(72,812)	(70,823)
	5,173,230	**4,467,816**

€ 839,121,000 of the net sales were made abroad.

In substantially all the net construction sales the Group acted as the general contractor.

The detail of net construction sales, by type of project, is as follows:

Civil engineering	1,312,875
Residential building	414,308
Nonresidential building	668,776
	2,395,959

The construction work carried out by subcontractors amounted to € 1,087,195,000.

The detail of net construction sales, by type of customer, is as follows:

Central government	431,244
Autonomous Community governments	240,104
City councils	132,974
Autonomous agencies and State-owned companies	425,685
Public sector	1,230,007
Private sector	1,011,456
Total Spain	2,241,463
Abroad	154,496
	2,395,959

The detail of the backlog for construction work at 2001 year-end is as follows:

	Contracts in Progress	Contracts Not Yet Commenced	Total Backlog
Civil engineering	1,499,706	324,252	1,823,958
Residential building	383,097	13,697	396,794
Nonresidential building	688,934	37,401	726,335
	2,571,737	**375,350**	**2,947,087**

	Geographical Distribution					
	Andalucía	**Aragón**	**Cataluña**	**Madrid**	**Other Spain**	**Abroad**
Civil engineering	166,745	180,352	380,501	395,616	520,543	180,201
Residential building	60,137	12	29,347	188,441	101,932	16,925
Nonresidential building	62,042	5,553	87,568	225,957	344,386	829
	288,924	**185,917**	**497,416**	**810,014**	**966,861**	**197,955**

c. Operating income by business line

A continuación se indican los beneficios y el porcentaje que representan sobre la cifra de negocios por áreas de actividad.

c.1 Bruto de explotación

	2001		2000	
	Income	**Percentage**	**Income**	**Percentage**
Construction	113,964	4.76	100,718	4.90
Services	229,502	14.53	197,258	14.25
Urban environment	61,988	24.74	60,540	24.70
Cement	266,940	33.08	243,728	36.20
Grucycsa	10,872	5.10	10,145	5.60
Other	21,078	–	14,300	–
	70,344	**13.62**	**626,689**	**14.03**

c.2 Net operating income

	2001		2000	
	Income	**Percentage**	**Income**	**Percentage**
Construction	83,126	3.47	84,136	4.09
Services	135,438	8.58	119,637	8.64
Urban environment	41,380	16.52	44,247	18.05
Cement	180,790	22.41	169,834	25.22
Grucycsa	7,453	3.49	6,990	3.86
Other	27,622	–	8,991	–
	475,809	**9.20**	**433,835**	**9.71**

d. Labor force

The average number of employees at the companies in 2001 was as follows:

Managers and graduate employees	2.540
Junior technicians	2.846
Clerical and similar staff	3.905
Other salaried employees	42.787
	52.078

Of the foregoing total, the headcount in the construction activity was 7,980 employees, of whom 2,817 were permanent employees.

e. Extraordinary income

This caption includes mainly the gains on the disposal of fixed assets and most notably the gain of € 46,224,000 on the sale of a 20% holding in the Inversiones y Estudios Financieros group, as described in Note 9.

f. Consolidated income

The contribution of the main companies in the Group to the income attributable to the Controlling Company, net of eliminations, adjustments and allocation of the amortization of goodwill in consolidation, was as follows:

Fomento de Construcciones y Contratas, S.A.	34,799
FCC Construcción Group	66,809
Portland Valderrivas Group	28,644
Grucycsa Group	23,241
Afigesa Group	17,922
FCC Medio Ambiente Group	12,693
FCC Agua y Entorno Urbano Group	13,282
Other	43,652
	241.042

The contributions attributed to the FCC Medio Ambiente Group and the Agua y Entorno Urbano Group are not representative of the services and urban environment business areas, respectively, since some of their activities are carried out through the Controlling Company Fomento de Construcciones y Contratas, S.A. or other companies which are not dependent companies of FCC Medio Ambiente, S.A. and FCC Agua y Entorno Urbano, S.A.

(23) Other information

The compensation earned by the directors of Fomento de Construcciones y Contratas, S.A. and payable to them by the Company or by any of the Group, multigroup or associated companies amounted to € 4,616,000.

Except as indicated in Note 3-m, there were no advances, loans or guarantees of any kind to the directors, and no pension or life insurance obligations to former or present directors.

(24) Adaptation to the euro

As of December 31, 2001, the Group companies had adapted their computer systems to the euro. Since January 1, 2002, the date on which they commenced operating in euros, no significant incident has been detected in this connection.

(25) Subsequent events

As explained in Note 3 "Valuation Standards", in accordance with the accounting principle of prudence the accompanying consolidated financial statements include the effect of the devaluation of the Argentine peso on the Group's activities in Argentina. The impact of the devaluation, albeit of scant materiality, signified a reduction of approximately € 5,300,000 in reserves and an expense of approximately € 1,100,000 due to exchanges differences.

The variations in the exchange rate of the Argentine peso from 2001 year-end to the date of preparation, by the directors of the Controlling Company, of the consolidated financial statements of the FCC Group, did not give rise to any further differences that might have a significant effect on the net worth situation of the Group as shown by the aforementioned consolidated financial statements as of December 31, 2001.

(26) Consolidated statements of changes in financial position

SOURCE OF FUNDS	2001	2000
Funds obtained from operations	505,770	474,565
Capital subsidies	2,284	3,624
Long-term debt	177,545	85,055
Disposal of tangible fixed assets and long-term financial investments	80,277	143,570
Transactions involving shares of the Controlling Company	-	367
Amortization or transfer to short-term of long-term financial investments	23,920	5,944
Decrease in working capital	104,054	-
	893,850	**713,125**

APPLICATION OF FUNDS		2001		2000
Start-up expenses		427		10,169
Fixed asset additions:				
Intangible assets	123,742		94,593	
Tangible fixed assets	250,772		206,279	
Long-term financial investments	59,795	434,309	83,727	384,599
Acquisition of Controlling Company shares		1,196		3,246
Dividends		83,655		66,742
Goodwill in consolidation		69,339		56,591
Funds used for the acquisition of holdings in consolidated companies		50,792		29,648
Repayment or transfer to short-term of long-term debt		207,439		142,272
Provisions for contingencies and expenses		46,693		-
Increase in working capital		-		19,858
		893,850		**713,125**

Variation in working capital

	2001		2000	
	Increase	Decrease	Increase	Decrease
Inventories	30,419	–	–	116,206
Accounts receivable	191,039	–	292,963	–
Accounts payable	–	439,271	–	329,889
Short-term financial investments	64,304	–	–	30,669
Controlling Company shares	–	2,070	2,073	–
Cash	55,593	–	62,403	–
Accrual accounts	1,736	–	3,426	–
	343,091	**441,341**	**360,865**	**476,764**
Variation in the Consolidated Group and other	–	5,804	135,757	–
Decrease in working capital	104,054	–	–	–
Increase in working capital	–	–	–	19,858
	447,145	**447,145**	**496,622**	**496,622**

The reconciliation of income per books for the year to the funds obtained from operations in the foregoing consolidated statements of changes in *financial position is as follows:*

	2001	2000
Ordinary income for the year after taxes	296,876	264,571
Period depreciation and amortization	233,187	220,121
Deferred revenues	1,388	631
Deferred charges	(4,369)	(1,737)
Provisions for contingencies and expenses	(4,544)	19,208
Income of companies carried by the equity method	(36,620)	(38,561)
Exchange differences	1,503	7,146
Dividends paid by companies carried by the equity method	15,867	3,384
Deferred taxes	(2,705)	(3,047)
Variation in long-term financial investment provisions	5,187	2,849
Funds obtained from operations	**505,770**	**474,565**

(27)
Consolidated cost accounting statements of income

	31-12-01		31-12-00	
	Amount	%	Amount	%
Net sales	5,173,230	100.00	4,467,816	100.00
+ Other operating revenues	79,814	1.55	71,959	1.61
+ Variation in finished product and work-in-process inventories	27,430	0.53	11,786	0.26
+ Capitalized expenses of Group work on fixed assets	30,700	0.59	34,516	0.77
PRODUCTION VALUE	**5,311,174**	**102.67**	**4,586,077**	**102.65**
- Net purchases	908,460	17.56	900,676	20.16
- Variation in commercial, material and other consumables inventories	9,009	0.17	(133,534)	(2.99)
- External and operating expenses	2,303,073	44.52	1,923,281	43.05
- Personnel expenses	1,386,288	26.80	1,268,965	28.40
GROSS OPERATING INCOME	**704,344**	**13.62**	**626,689**	**14.03**
- Period depreciation and amortization	205,486	3.97	183,231	4.10
- Period provision to reversion reserve	4,460	0.09	5,740	0.13
- Bad debts written off and variation in operating provisions	18,589	0.36	3,883	0.09
NET OPERATING INCOME	**475,809**	**9.20**	**433,835**	**9.71**
+ Financial revenues	50,221	0.97	60,815	1.36
- Financial expenses	95,146	1.84	102,592	2.30
- Variations in long-term financial investment provisions	5,656	0.11	1,833	0.04
FINANCIAL LOSS	**(50,581)**	**(0.98)**	**(43,610)**	**(0.98)**
+ Share in income of companies carried by the equity method	36,620	0.71	38,561	0.86
- Amortization of goodwill in consolidation	27,701	0.54	36,890	0.83
INCOME FROM ORDINARY ACTIVITIES	**434,147**	**8.39**	**391,896**	**8.77**
+ Gains on fixed assets and extraordinary revenues	68,251	1.32	83,319	1.86
- Losses on fixed assets and extraordinary expenses	29,389	0.57	27,833	0.62
- Variation in tangible fixed asset and intangible asset provisions	3,107	0.06	301	0.01
INCOME BEFORE TAXES	**469,902**	**9.08**	**447,081**	**10.01**
- Corporate income tax	150,097	2.90	140,625	3.15
CONSOLIDATED INCOME FOR THE YEAR	**319,805**	**6.18**	**306,456**	**6.86**
-Income attributed to minority interests	78,763	1.52	90,849	2.03
INCOME FOR THE YEAR ATTRIBUTED TO THE CONTROLLING COMPANY	**241,042**	**4.66**	**215,607**	**4.83**

(28)
Explanation added for translation to english

These consolidated financial statements are presented on the basis of accounting principles generally accepted in Spain. Certain accounting practices applied by the Group that conform with generally accepted accounting principles in Spain may not conform with generally accepted accounting principles in other countries.

Exhibit I
Consolidable dependent companies

Company	Net Book Value	Nominal Percentage of Ownership and Holder	
CONSTRUCTION AREA			
FCC Construcción, S.A.	275,551	99.99	Fomento de Construcciones y Contratas, S.A.
Balmes, 36 - Barcelona (a)		0.01	Europea de Gestión, S.A. (Sole-shareholder company)
Alpetrol, S.A.	126	99.99	Ibérica de Enclaves, S.A.
Camino Casa Sola, 1 - Chiloeches (Guadalajara)		0.01	Sincler, S.A. (Sole-shareholder company)
Auxiliar de Pipelines, S.A.	601	99.99	FCC Construcción, S.A.
Alcalá, 265 B - Madrid (e)		0.01	Sincler, S.A. (Sole-shareholder company)
Binatec Al Maghreb, S.A.	84	99.40	FCC Construction International B.V.
213, Rond-Point de L´Europe - Casablanca (Morocco)		0.10	Contratas y Ventas, S.A.
		0.10	Ibérica de Servicios y Obras, S.A.
		0.10	Mantenimiento de Infraestructuras, S.A.
		0.10	Megaplás, S.A.
		0.10	Proyectos y Servicios, S.A.
		0.10	Servicios y Procesos Ambientales, S.A.
Compañía Concesionaria del Túnel de Sóller, S.A	8,733	56.53	FCC Construcción, S.A.
Porto Pi, 8 - Palma de Mallorca (d)			
-Concession-holder-			
Conservial, S.L.	24	99.98	Pinturas Jaque, S.L.
Pol. Ind. Malpica Alfiden Calle G Nave 49	0.02		Sincler, S.A. (Sole-shareholder company)
Puebla de Alfinden (Zaragoza)			
Construcción y Filiales Mexicanas, S.A. de C.V	180	99.98	FCC Construcción, S.A.
Homero, 109 - Colonia Chapultep-Morales		0.01	Proyectos y Servicios, S.A.
Mexico D.F (Mexico)		0.01	Sincler, S.A. (Sole-shareholder company)
Contratas y Ventas, S.A.	1,515	99.99	FCC Construcción, S.A.
Asturias, 41 - Oviedo (a)		0.01	Sincler, S.A. (Sole-shareholder company)
Dizara Inversión, S.L.	6	99.98	FCC Construcción, S.A.
Avda. General Perón, 36 - Madrid		0.02	Sincler, S.A. (Sole-shareholder company)
FCC Construction International B.V.	–	99.76	FCC Construcción, S.A.
Amsteldijk, 166 -Amsterdam (Netherlands)		0.24	Sincler, S.A.
FCC Construcción Puerto Rico Corp.	–	100	FCC Construcción, S.A.
1225 Ponce de León Avenue - Santurce			
San Juan de Puerto Rico (U.S.A.) (e)			
Ibérica de Enclaves, S.A.	487	99.99	FCC Construcción, S.A.
Arquitecto Gaudí, 4 - Madrid		0.01	Sincler, S.A. (Sole-shareholder company)
Ibérica de Servicios y Obras, S.A.	1,503	99.99	FCC Construcción, S.A.
Federico Salmón, 13 - Madrid (b)		0.01	Sincler, S.A. (Sole-shareholder company)
Mantenimiento de Infraestructuras, S.A.	3,600	99.99	FCC Construcción, S.A.
Avda. General Perón, 36 - Madrid (b)		0.01	Sincler, S.A. (Sole-shareholder company)
Marcas Andaluzas, S.L.	252	99.98	Pinturas Jaque, S.L.
Ronda, 25 - Almería		0.02	Sincler, S.A. (Sole-shareholder company)
Megaplas, S.A.	2,644	99.99	FCC Construcción, S.A.
Hilanderas, 4-14		0.01	Sincler, S.A. (Sole-shareholder company)
La Poveda - Arganda del Rey (Madrid) (b)			
Nevasa Inversión, S.L.	6	99.98	FCC Construcción, S.A.
Avda. General Perón, 36 - Madrid		0.02	Sincler, S.A. (Sole-shareholder company)
Norseñal, S.L.	36	99.98	Pinturas Jaque, S.L.
Parroquia de Rois. Pol. Ind. Bergondo (Bergondo) - La Coruña		0.02	Sincler, S.A. (Sole-shareholder company)
Participaciones Teide, S.A.	715	99.99	FCC Construcción, S.A.
Avda. General Perón, 36 - Madrid		0.01	Sincler, S.A. (Sole-shareholder company)
-Portfolio company-			
Pinturas Jaque, S.L.	6,130	9.99	Mantenimiento de Infraestructuras, S.A.
Pol. Ind. Oeste, Paraje Sangonera El Palmar - Murcia (b)		0.01	Sincler, S.A. (Sole-shareholder company)
Prefabricados Delta, S.A.	16,912	99.99	FCC Construcción, S.A
Arquitecto Gaudí, 4 - Madrid (b)		0.01	Sincler, S.A. (Sole-shareholder company)
Proyectos y Servicios, S.A.	523	99.99	FCC Construcción, S.A.
Torregalindo, 1 - Madrid (b)		0.01	Sincler, S.A. (Sole-shareholder company)
-Engineering-			
Ramalho Rosa Cobetar Sociedade de Construçoes, S.A.	6,647	99.98	FCC Construcción, S.A.
Rua Soeiro Pereira Gomes, 7 - Lisbon (Portugal) (a)		0.01	Participaciones Teide, S.A.
		0.01	Sincler, S.A. (Sole-shareholder company)
Reparalia, S.A. (e)	–	97	FCC Construcción, S.A
Miguel Yuste, 11 - Madrid			
Sanfilippo Messaggi Luminosi, S.P.A.	204	97.50	Sanfilippo Pubblicita, S.R.L.
Via Piemonte, 1 - Borgaro-Turin (Italy)	30	2.50	Megaplas, S.A.

Company	Net Book Value	Nominal	Percentage of Ownership and Holder
Sanfilippo Pubblicita, S.R.L. Vía Piemonte, 1 - Borgaro-Turin (Italy)	1,226	100	Megaplás, S.A.
Señalizaciones de Vías Públicas, S.L. San Agustín, 16 - Albacete	313	99.98 0.02	Pinturas Jaque, S.L. Sincler, S.A. (Sole-shareholder company)
Señalizaciones Levante, S.L. Avda. Benito Pérez Galdós, 27 - Alicante	391	99.98 0.02	Pinturas Jaque, S.L. Sincler, S.A. (Sole-shareholder company)
Señalizaciones Rusadir, S.L. Menéndez Pelayo, 2 - Melillaæ	-	70	Pinturas Jaque, S.L.
Servicios y Procesos Ambientales, S.A. Avda. General Perón, 36 - Madrid (c)	1,106	99.99 0.01	FCC Construcción, S.A. Sincler, S.A. (Sole-shareholder company)l
Sincler, S.A. (Sole-shareholder company) Federico Salmón, 13 - Madrid	54	100	FCC Construcción, S.A.
Tulsa Inversión, S.L. Avda. General Perón, 36 - Madrid	6	99.98 0.02	FCC Construcción, S.A. Sincler, S.A. (Sole-shareholder company)
Viales de Andalucía, S.L. Pol. La Isla N.1 Cr. de la Isla Menor - Dos Hermanas (Seville)	541	99.98 0.02	Pinturas Jaque, S.L. Sincler, S.A. (Sole-shareholder company)
Xequevia Sinalizaçao de Vias de Comunicaçao, Ltda. Quinta da Mata-Sete-Casa - Loures (Portugal)	36	100	Pinturas Jaque, S.L.
Yeste Gestión, S.L. Avda. General Perón, 36 -Madrid	6	99.98 0.02	FCC Construcción, S.A. Sincler, S.A. (Sole-shareholder company)

SERVICES AREA

Company	Net Book Value	Nominal	Percentage of Ownership and Holder
FCC Medio Ambiente, S.A. Federico Salmón, 13 - Madrid (a)	35,102 445	98.98 1.02	Fomento de Construcciones y Contratas, S.A. Corporación Financiera Hispánica, S.A.
Urban cleaning			
AEBA, Ambiente y Ecología de Buenos Aires, S.A. Tucumán, 1321 - 3° - Buenos Aires (Argentina)	750 162	50 5	Fomento de Construcciones y Contratas, S.A. AESA, Aseo y Ecología, S.A
Alfonso Benítez, S.A. Federico Salmón, 13 - Madrid (a)	373	99.95 0.05	FCC Medio Ambiente, S.A. International Services Inc., S.A. (Sole-shareholder company)
Castellana de Servicios, S.A. Federico Salmón, 13 - Madrid (a)	6	99.98 0.02	FCC Medio Ambiente, S.A. International Services Inc., S.A. (Sole-shareholder company)
Compañía Catalana de Servicios, S.A. Balmes, 36 - Barcelona (b)	30	99.98 0.02	FCC Medio Ambiente, S.A. International Services Inc., S.A. (Sole-shareholder company)
Corporación Inmobiliaria Ibérica, S.A. Balmes, 36 - Barcelona	445	99.99 0.01	FCC Medio Ambiente, S.A. International Services Inc., S.A. (Sole-shareholder company)
Empresa Comarcal de Serveis Mediambientals del Baix Penedés - ECOBP, S.L. Pza. del Centre, 3 - El Vendrell (Tarragona)	240	80	Fomento de Construcciones y Contratas, S.A.
Focsa Services, U.K. Ltd. Brook House - Oldham Road-Middleton - Manchester (United Kingdom) (a)	1,160	100	FCC Medio Ambiente, S.A.
Focsa Serviços de Saneamento Urbano de Portugal, S.A. Rua Castilho, 75-1° - Lisbon (Portugal) (a)	643	99.96 0.01 0.01 0.01 0.01	FCC Medio Ambiente, S.A. FCC International, B.V. International Services Inc., S.A. (Sole-shareholder company) Servicios Especiales de Limpieza, S.A. Alfonso Benítez, S.A.
International Services Inc., S.A. (Sole-shareholder company) Arquitecto Gaudí, 4 - Madrid	60	100	FCC Medio Ambiente, S.A.
Jaume Oro, S.L. Avda. de Las Garrigas, 15 - Bellpuig (Lleida) (e)	841 6	99 1	Compañía Catalana de Servicios, S.A. International Services Inc., S.A. (Sole-shareholder company)
Limpieza e Higiene de Cartagena, S.A. Sor Francisca Armendáriz, 6 - Cartagena (Murcia) (a)	270	90	FCC Medio Ambiente, S.A.
Limpiezas Urbanas de Mallorca, S.A. Fusters, 18. Polígono Industrial - Manacor (Balearic Islands) Unipersonal	5,208	99.92 0.08	Fomento de Construcciones y Contratas, S.A. International Services Inc., S.A. (Sole-shareholder company)
Municipal de Serveis, S.A. Joan Torrá i Cabrosa, 7 - Girona (e)	96	80	FCC Medio Ambiente, S.A.
Onyx Gibraltar, Ltd. 2° Floor, Imossi House, 1/5 Irish Town - Gibraltar (United Kingdom)	6	100	FCC Medio Ambiente, S.A.
Recollida i Neteja Oro-Vila, S.L. Avda. de Las Garrigas, 15 - Bellpuig (Lleida) (e)	120	99 1	Compañía Catalana de Servicios, S.A. International Services Inc., S.A. (Sole-shareholder company)
Saneamiento y Servicios, S.A. Ronda Vigilancia, s/n° - Cádiz (a)	60	99.98 0.02	FCC Medio Ambiente, S.A. International Services Inc., S.A. (Sole-shareholder company)
Serveis d'Escombreries i Neteja, S.A. Pardinyes Altes, 13 - Lleida (a)	24	99.94 0.06	FCC Medio Ambiente, S.A. International Services Inc., S.A. (Sole-shareholder company)

Company	Net Book Value	Nominal Percentage of Ownership and Holder	
Servicios de Levante, S.A. Ctra. de Valencia, Km. 3 - Castellón de la Plana (a)	60	99.98 0.02	FCC Medio Ambiente, S.A. International Services Inc., S.A. (Sole-shareholder company)
Servicios Especiales de Limpieza, S.A. Federico Salmón, 13 - Madrid (a)	204	99.99 0.01	FCC Medio Ambiente, S.A. International Services Inc., S.A. (Sole-shareholder company)
Telford & Wrekin Services, Ltd. Granville House, St. Georges Road - Donnington Wood (United Kingdom) (a)	12	80	Focsa Services, U.K. Ltd.
Valorización y Tratamiento de Residuos, S.A. Federico Salmón, 13 - Madrid (e)	6,779	99 1	FCC Medio Ambiente, S.A. International Services Inc., S.A. (Sole-shareholder company)
Water treatment and distribution			
Abastecimientos y Saneamientos del Norte, S.A. Uruguay, 11 - Vigo (Pontevedra)	421 180	70 30	Seragua, S.A. SOGESUR-Sociedad de Gestión de Servicios Urbanos,S.A.
Abastecimientos y Saneamientos Generales, S.L. Federico Salmón, 13 - Madrid	6	70 30	Seragua, S.A. SOGESUR-Sociedad de Gestión de Servicios Urbanos,S.A.
Adobs Orgànics, S.L. Puig - El Pont de Vilomara i Rocafort (Barcelona)	24	60	Seragua, S.A.
Aguas de la Mancha, S.A. Travesía de los Dos Codos, 1 - Toledo	42	99.99 0.01	Sociedad Mediterránea de Aguas, S.A. Sociedad Ibérica del Agua S.I.A., S.A.
Aguas Jaén, S.A. Plaza de los Jardinillos, 6 - Jaén (a)	1,118	60	Compañía de Usos y Recursos, S.A.
Aguas Potables de San Feliu de Guíxols, S.A. Bourg de Peage, 89-97 Sant Feliu de Guíxols (Girona) (e)	3,828	99.99 0.01	Sociedad Mediterránea de Aguas, S.A. Sociedad Ibérica del Agua, S.I.A., S.A.
Aguas Torrelavega, S.A. La Viña, 4 - Torrelavega (Cantabria) (e)	307	51	SOGESUR-Sociedad de Gestión de Servicios Urbanos,S.A.
Aigües de l'Alt Empordà, S.A. (ADAMSA) Lluis Companys, 43 - Roses (Girona)	48 6	42.90 8.50 48.60	Viasa, S.A. Sociedad Mediterránea de Aguas, S.A. Sociedad de Abastecimientos Urbanos y Rurales, S.A.
Aqua Campiña, S.A. Avda. Blas Infante, 6 - Écija (Seville)	481	90	SOGESUR-Sociedad de Gestión de Servicios Urbanos,S.A.
Colaboración, Gestión y Asistencia, S.A. Federico Salmón, 13 - Madrid (e)	391	99.99 0.01	Seragua, S.A. Industrial de Limpiezas y Servicios, S.A. (Sole-shareholder company)
Compañía de Usos y Recursos, S.A. Federico Salmón, 13 - Madrid (e)	2,482 6	99.99 0.01	Sociedad Mediterránea de Aguas, S.A. Sociedad Ibérica del Agua S.I.A., S.A.
Compañía Onubense de Aguas, S.A. Avda. Alonso Pinzón, 8 - Huelva	30	60	Proyectos, Servicios e Instalaciones, S.A.
Conservación de Infraestructuras Urbanas, S.A. Federico Salmón, 13 - Madrid (e)	301	99.99 0.01	Seragua, S.A. Industrial de Limpiezas y Servicios, S.A. (Sole-shareholder company)
Empresa Mixta Conservación de la E.D.A.R. de Butarque, S.A. Princesa, 3 - Madrid	-	70	SOGESUR-Sociedad de Gestión de Servicios Urbanos,S.A.
F.S. Colaboración y Asistencia, S.A. Valencia, 243, 3º-1ª - Barcelona (e)	-	65	Colaboración, Gestión y Asistencia, S.A.
Gerundense de Servicios, S.A. Avda. Madrid, 10 - Platja d'Aro (Girona) (e)	2,729	99.99 0.01	Aguas Potables de San Feliu de Guíxols, S.A. Sociedad Ibérica del Agua S.I.A, S.A
Inversora Riutort, S.L. Alfonso XIII, 42 - Sabadell (Barcelona)	-	90	Sociedad Mediterránea de Aguas, S.A.
Proyectos, Servicios e Instalaciones, S.A. Avda. San Francisco Javier, 15 - Seville (e)	16,546	99.99 0.01	Sociedad Mediterránea de Aguas, S.A. Sociedad Ibérica del Agua S.I.A., S.A.
Seragua, S.A. Federico Salmón, 13 - Madrid (a)	42,749	99.99 0.01	Fomento de Construcciones y Contratas, S.A. Industrial de Limpiezas y Servicios, S.A. (Sole-shareholder company)
Sociedad Ibérica del Agua, S.I.A., S.A. Federico Salmón, 13 - Madrid	60	99.99 0.01	Sociedad Mediterránea de Aguas, S.A. SOGESUR-Sociedad de Gestión de Servicios Urbanos,S.A.
SOGESUR - Sociedad de Gestión de Servicios Urbanos, S.A. Federico Salmón, 13 - Madrid (e)	19,767	99.99 0.01	Sociedad Mediterránea de Aguas, S.A. Sociedad Ibérica del Agua S.I.A., S.A.
Sociedad Mediterránea de Aguas, S.A. Federico Salmón, 13 - Madrid (e)	212,020	99.99 0.01	Fomento de Construcciones y Contratas, S.A. Sociedad Ibérica del Agua, S.I.A., S.A.
Técnica de Depuración, S.A. Federico Salmón, 13 - Madrid (e)	5,061	99.99 0.01	Sociedad Mediterránea de Aguas, S.A. Sociedad Ibérica del Agua S.I.A., S.A.
Tratamiento Industrial de Aguas, S.A. Federico Salmón, 13 - Madrid (e)	649	99.99 0.01	Seragua, S.A. Industrial de Limpiezas y Servicios, S.A. (Sole-shareholder company)
Viasa, S.A. Plaza Bruel, 1 - Ampuriabrava (Girona) (e)	427	99.99 0.01	Seragua, S.A. Industrial de Limpiezas y Servicios, S.A. (Sole-shareholder company)

Company	Net Book Value	Nominal Percentage of Ownership and Holder	
Waste treatment			
Aecosol, S.L. (Sole-shareholder company) Común de las Eras-Fustiñana (Navarra)	156	100	Ekonor, S.A. (Sole-shareholder company)
Baltecma, Gestión de Residuos Industriales, S.L. Conradors, parc. 34 P.I. Marratxi - Mallorca	78	70	Ekonor, S.A. (Sole-shareholder company)
Bistibieta, S.L. Trinidad, 9 - Algorta (Vizcaya)	1,304 72	95 5	Ekonor, S.A. (Sole-shareholder company) FCC Medio Ambiente, S.A.
Ekonor, S.A. (Sole-shareholder company) Larras de San Juan - Iruña de Oca (Álava) (b)	54,963	100	FCC Medio Ambiente, S.A.
Equipos de Protección Ambiental, S.L. (Sole-shareholder company) Común de las Eras - Fustiñana (Navarra)	-	100	Ekonor, S.A. (Sole-shareholder company)
Fepanor, S.L. Ctra. Andalucía, Km. 56 - Ocaña (Toledo)	24	78	Ekonor, S.A. (Sole-shareholder company)
Gestiones Medioambientales del Sur, S.L. Polígono Industrial Las Quemadas, parc. 271 - Córdoba (b)	1,599	98.49	Ekonor, S.A. (Sole-shareholder company)
Hidrocen, S.L. (Sole-shareholder company) Camino del Valle, 12 - Arganda del Rey (Madrid)	2,019	100	Ekonor, S.A. (Sole-shareholder company)
Ingetma, S.A. Juan Bautista Zabala, 12 - Guecho (Vizcaya)	168	75	T.P.A., Técnicas de Protección Ambiental, S.A.
Innovación y Gestión Medioambiental, S.A. Avda. Blasco Ibáñez, 200 - Valencia	769	98	Ekonor, S.A. (Sole-shareholder company)
Ipodec Riscop, S.A. Ctra. Sabadell a Mollet, Km. 1 - Barberà del Vallés (b) (Barcelona)	2,819	90	FCC Medio Ambiente, S.A.
Ligete, S.L. (Sole-shareholder company) Trinidad 9 - Algorta (Vizcaya)	691	100	Ekonor, S.A. (Sole-shareholder company)
Lizarreka, S.L. (Sole-shareholder company) Bº Elbarrena - Aduna (Guipúzcoa)	6	100	Ekonor, S.A. (Sole-shareholder company)
Recitermia, S.A. Cr. Andalucía Km. 12 Políg. Indus. "Los Olivos" - Getafe (Madrid)	1,755	66.67	T.P.A., Técnicas de Protección Ambiental, S.A.
Transferencia y Recuperación Baix Llobregat, S.A. Riera de la Salud, s/n - Sant Feliu de Llobregat (Barcelona)	288	62.34	Ipodec Riscop, S.A.
Tratamiento y Reciclado Integral de Ocaña, S.A. Federico Salmón, 13 - Madrid	60	99.80	Tratamientos y Recuperaciones Industriales, S.A.
Tratamientos y Recuperaciones Industriales, S.A. Pedro y Pons, 9-11 - Barcelona (b)	28,023 12	99.92 0.08	Fomento de Construcciones y Contratas, S.A. International Services Inc., S.A. (Sole-shareholder company)
T.P.A. Fugro, S.A. Federico Salmón, 13 - Madrid	216	60	T.P.A., Técnicas de Protección Ambiental, S.A.
T.P.A., Técnicas de Protección Ambiental, S.A. Federico Salmón, 13 - Madrid (b)	4,904 -	99.99 0.01	FCC Medio Ambiente, S.A. International Services Inc., S.A. (Sole-shareholder company)

URBAN ENVIRONMENT AREA

Company	Net Book Value	Nominal Percentage of Ownership and Holder	
FCC Agua y Entorno Urbano, S.A. Federico Salmón, 13 - Madrid (a)	51,867	99.99 0.01	Fomento de Construcciones y Contratas, S.A. Europea de Gestión, S.A. (Sole-shareholder company)
Street furniture			
Beta de Administración, S.A. Federico Salmón, 13 - Madrid (b)	902	99.99 0.01	FCC Agua y Entorno Urbano, S.A. Aragonesa de Servicios I.T.V., S.A.
Camusa Corporación Americana de Mobiliario Urbano, S.A. Arenales, 1123 - Buenos Aires (Argentina)	-	99 1	Cemusa, Corporación Europea de Mobiliario Urbano, S.A. General de Servicios, I.T.V., S.A.
Cemusa, Corporación Europea de Mobiliario Urbano, S.A Francisco Sancha, 24 - Madrid (b)	14,502	99.99 0.01	FCC Agua y Entorno Urbano, S.A. Industrial de Limpiezas y Servicios, S.A. (Sole-shareholder company)
Cemusa Do Brasil Ltda. Avda. Nossa Senhora de Copacabana, 680/502 Rio de Janeiro (Brazil) (b)	- -	99 1	Cemusa, Corporación Europea de Mobiliario Urbano, S.A. Industrial de Limpiezas y Servicios, S.A. Unipersonal
Cemusa Inc. Urbano, S.A. City of Dover - County Kent - Delaware (U.S.A.)	-	100	Cemusa, Corporación Europea de Mobiliario
Cemusa Italia, S.R.L. Via Vinzenzo Monti, 8 - Milan (Italy)	- -	99 1	Cemusa, Corporación Europea de Mobiliario Urbano, S.A. Industrial de Limpiezas y Servicios, S.A. (Sole-shareholder company)
Cemusa Portugal, Companhia de Mobiliario Urbano e Publicidade, S.A. Avda. de Pádua, 14 - Lisbon (Portugal) (b)	2,566	100	Cemusa, Corporación Europea de Mobiliario Urbano, S.A.
Cemusa Salvador, S.A. Dr. Altino Teixeira, 302. Loteamento Porto Seco. Salvador Bahía (Brazil)	1,034 90	60 5	Cemusa, Corporación Europea de Mobiliario Urbano, S.A. Cemusa Do Brasil, Ltda.

Company	Net Book Value	Nominal Percentage of Ownership and Holder	
Servicios de Publicidad Urbanos, S.A. Atenas, 46 Pol. Ind. San Luís - Málaga	451	75	Cemusa, Corporación Europea de Mobiliario Urbano, S.A.
Zona Verde Promoçao e Marketing Lim. R. Cândido dos Reis, 90 - Aveiro (Portugal)	1,052	100	Cemusa Portugal, Companhia de Mobiliario Urbano e Publicidade, S.A
Traffic services			
Aparcamientos Concertados, S.A. Arquitecto Gaudí, 4 - Madrid (a)	1,190	99.99 0.01	Estacionamientos y Servicios, S.A. Industrial de Limpiezas y Servicios, S.A. (Sole-shareholder company)
Casa Park Moulay Youseff, S.A.R.L. 27 Rue Bapaume - Casablanca (Morocco)	625	99.90	Estacionamientos y Servicios, S.A.
Casa Park, S.A.R.L. 27 Rue Bapaume - Casablanca (Morocco)	397	97.87 0.01 0.01 0.01	Estacionamientos y Servicios, S.A. Aparcamientos Concertados, S.A. FCC Agua y Entorno Urbano, S.A. Beta de Administración, S.A.
Empresa Mixta de Tráfico de Gijón, S.A. P. Ind. Promosa Nave 27 -Tremañes - Gijón (Asturias) (a)	595	60	Estacionamientos y Servicios, S.A.
Estacionamientos y Servicios, S.A. Federico Salmón, 13 - Madrid (a)	9,538	99.99 0.01	FCC Agua y Entorno Urbano, S.A. Industrial de Limpiezas y Servicios, S.A. (Sole-shareholder company)
Sistemas de Control y Comunicaciones, S.A. Federico Salmón, 13 - Madrid (a)	301	99.99 0.01	C.G.T. Corporación General de Transportes, S.A. Industrial de Limpiezas y Servicios, S.A. (Sole-shareholder company)
Transport			
C.G.T. Corporación General de Transportes, S.A. Federico Salmón, 13 - Madrid (a)	601	99.99 0.01	FCC Agua y Entorno Urbano, S.A. Industrial de Limpiezas y Servicios, S.A. (Sole-shareholder company)
Logística de Mercancías Aeroportuarias, S.L. (Sole- shareholder company) Ulises, 18 - Madrid	9,057	100	FCC Agua y Entorno Urbano, S.A.
Miami Cargo Inc. 1013 Centre Road - Wilmington - Delaware (U.S.A.)	-	70	FCC International, B.V.
Silvarrey And Colon Cargo Services Corporation North West 66, Av. - Miami (U.S.A.)	-	65	Miami Cargo Inc.
Vehicle technical inspection			
Aragonesa de Servicios I.T.V., S.A. Federico Salmón, 13 - Madrid (e)	1,166	99.99 0.01	General de Servicios I.T.V., S.A. I.T.V. Insular, S.A.
Argam, S.A. Galileo, 2446 - Buenos Aires (Argentina) (e)	541	99.99 0.01	I.T.V. Insular, S.A. Beta de Administración, S.A.
Concesionaria Zona 5, S.A. C/7 Número 374 - La Plata - Buenos Aires (Argentina) (a)	2,296	50 50	CTV, S.A. General de Servicios I.T.V., S.A.
CTV, S.A. Coronel Esteban Bonorino, 277 - Buenos Aires (Argentina) (e)	2,638	99.99 0.01	General de Servicios I.T.V., S.A. Beta de Administración, S.A.
Ecovec, S.A. Coronel Esteban Bonorino, 271 - Buenos Aires (Argentina) (e)	2,777	99.99 0.01	I.T.V. Insular, S.A. Beta de Administración, S.A.
General de Servicios I.T.V., S.A. Federico Salmón, 13 - Madrid (e)	2,819	99.99 0.01	Beta de Administración, S.A. Aragonesa de Servicios I.T.V., S.A.
Geral I.S.V. Brasil Ltda. Av. Rio Branco, 131, 10° Andar Parte Centro Río de Janeiro (Brazil)	138	99.99 0.01	FCC International, B.V. Aragonesa de Servicios I.T.V., S.A.
I.T.V., S.A. Luzuriaga, 345 - Buenos Aires (Argentina) (e)	-	99 1	General de Servicios I.T.V., S.A. I.T.V. Insular, S.A.
I.T.V. Insular, S.A. Federico Salmón, 13 - Madrid (e)	252	99.99 0.01	General de Servicios I.T.V., S.A. Aragonesa de Servicios I.T.V., S.A.
Verauto La Plata, S.A. Avda. Belgrano, 634 - Buenos Aires (Argentina) (e)	126 2,134 66	50 37.50 10	Ecovec, S.A. I.T.V. Insular, S.A. Argam, S.A.
VTV Verificaciones Técnicas Vehiculares de Argentina, S.A. San Martín, 140 - Buenos Aires (Argentina) (e)	1,418	99.95 0.05	Aragonesa de Servicios I.T.V., S.A. Industrial de Limpieza y Servicios, S.A. (Sole-shareholder company)
Other holdings			
Electra Vulcano, S.A. Federico Salmón, 13 - Madrid	998	99.99 0.01	FCC Agua y Entorno Urbano, S.A. Industrial de Limpieza y Servicios, S.A. (Sole-shareholder company)
Industrial de Limpiezas y Servicios, S.A. (Sole-shareholder company) Federico Salmón, 13 - Madrid (b)	301	100	FCC Agua y Entorno Urbano, S.A.
Servicios Aragoneses de Energía y Biomasa, S.A. Autovía de Logroño Km. 12 Utebo (Zaragoza)	799	80	Electra Vulcano, S.A..

Company	Net Book Value	Nominal Percentage of Ownership and Holder	
GRUCYCSA			
Grucycsa, S.A. Plaza Pablo Ruiz Picasso, 1 – Madrid (a)	101,068 15,801	69.18 11.24	Fomento de Construcciones y Contratas, S.A. Portland Valderrivas, S.A.
Logistics			
Aitena, S.A. Inmobiliaria y de Transportes Avda. Fuentemar, 19 – Coslada (Madrid) (a)	1,851	99.99 0.01	Logistic Activities, S.A. T.A.C.K. Inversiones, S.L. (Sole-shareholder company)
Aitena Portugal, Almazenage Transporte e Distribuiçao deMercaderias, S.A. Cr. Nacional 1, km. 33,4 - Alenquer (Portugal)	1,755	99.98	Aitena, S.A. Inmobiliaria y de Transportes
Logistic Activities, S.A. Avda. de la Industria, 18 – Coslada (Madrid) (a)	8,552	99.99 0.01	Grucycsa, S.A. T.A.C.K. Inversiones, S.L. (Sole-shareholder company)
Logística Navarra, S.A. C/E Polígono Landaben, Par. 1403, Pol. 7 – Pamplona (a)	4,520	99.99 0.01	Grucycsa, S.A. T.A.C.K. Inversiones, S.L. (Sole-shareholder company)
LNP Logística, Ltda. Estrada Nacional nº 3 km. 5,7 Azambuja (Portugal) (e)	132 18	90 10	Logística Navarra, S.A. Aitena Portugal Almazenage Transporte e Distribuçao de Mercaderias, S.A.
Electrical installations			
Especialidades Eléctricas, S.A. Acanto, 22 – Madrid (b)	2,668	99.99 0.01	Grucycsa, S.A. T.A.C.K. Inversiones, S.L. (Sole-shareholder company)
Cooling and heating installations			
Aremi Tecair, S.A. Avda. de les Corts Valencianes, 50 – Valencia	36	60	Internacional Tecair, S.A.
Eurman, S.A. Valentín Beato, 24-26 – Madrid	120	99.99 0.01	Internacional Tecair, S.A. T.A.C.K. Inversiones, S.L. (Sole-shareholder company)
Internacional Tecair, S.A. Valentín Beato, 24-26 – Madrid (b)	2,194	99.99 0.01	Grucycsa, S.A. T.A.C.K. Inversiones, S.L. (Sole-shareholder company)
Industrial equipment			
Equipos y Procesos, S.A. Conde de Peñalver, 45 – Madrid	150	80.73	Sistemas y Vehículos de Alta Tecnología, S.A.
High Technology Vehicles, Inc. Centre Road, 1013 Willmington – Delaware (U.S.A.)	36	100	Sistemas y Vehículos de Alta Tecnología, S.A.
Sistemas y Vehículos de Alta Tecnología, S.A. Conde de Peñalver, 45-3º - Madrid (b)	180	99.99 0.01	Grucycsa, S.A. T.A.C.K. Inversiones, S.L. (Sole-shareholder company)
Security and surveillance			
Falcon Contratas y Seguridad, S.A. Ronda de Poniente, 13 – Tres Cantos (Madrid) (e)	313	70	Grucycsa, S.A.
Falcon Contratas y Servicios Auxiliares, S.A. Ronda de Poniente, 13 – Tres Cantos (Madrid)	60	99.90 0.10	Falcon Contratas y Seguridad, S.A. T.A.C.K. Inversiones, S.L. (Sole-shareholder company)
Formación y Contratas, S.A. Ronda de Poniente, 13 – Tres Cantos (Madrid)	60	99.90 0.10	*Falcon Contratas y Seguridad, S.A.* T.A.C.K. Inversiones, S.L. (Sole-shareholder company)
Company promotion and development			
T.A.C.K. Inversiones, S.L. (Sole-shareholder company) María de Molina, 40 – Madrid	6	100	Grucycsa, S.A.
CEMENT AREA			
Portland Valderrivas, S.A. José Abascal, 59 – Madrid (a)	28,259 27,887 9,322 1,106 2,777	35.86 9.53 2.83 1.21 1.14	Fomento de Construcciones y Contratas, S.A Corporación Financiera Hispánica, S.A. Asesoría Financiera y de Gestión, S.A. Compañía Aux. de Agencia y Mediación, S.A. (Sole-shareholder company) Portland Valderrivas, S.A.
Cementos Portland, S.A. Estella, 6 – Pamplona (a)	175,952 715	58.76 0.08 0.01 0.01 0.01 0.01 0.01	Portland Valderrivas, S.A. Compañía Aux. de Agencia y Mediación, S.A. (Sole-shareholder company) Compañía Gral de Servicios Empresariales,SA (Sole-shareholder company) Corporación Española de Servicios, S.A. Corporación Financiera Hispánica, S.A. Europea de Gestión, S.A. (Sole-shareholder company)→ Navarra de Transportes, S.A.
Compañía Auxiliar de Agencia y Mediación, S.A. (Sole-shareholder company) José Abascal, 59 – Madrid -Portfolio company-	1,659	100	Portland Valderrivas, S.A.
Per Gestora Inmobiliaria, S.L. Plaza Pablo Ruiz Picasso, s/n – Madrid (a) -Property management and administration-	48	80	Portland Valderrivas, S.A.

Company	Net Book Value	Nominal Percentage of Ownership and Holder

Following is a detail of Cementos Portland, S.A.'s dependent companies and its percentages of direct and indirect ownership:

Almacenes, Tránsitos y Reexpediciones, S.A. - 80 %
Calderón de la Barca, 4-2° - Santander (b)

Áridos de Navarra, S.A. - 66%
Estella, 6 - Pamplona

Áridos y Premezclados, S.A. (Sole-shareholder company) - 100%
José Abascal, 59 - Madrid (a)

Atracem, S.A. (Sole-shareholder company) - 100%
José Abascal, 59 - Madrid (a)
-Merchandise transport and sale of construction materials-

Cántabra Industrial y Minera, S.A. (Sole-shareholder company) - 80%
Calderón de la Barca, 4-2° - Santander (b)

Canteras de Aláiz, S.A. - 70,02%
Estella, 6 - Pamplona

Canteras del Pirineo Occidental, S.A. - 72,18%
Estella, 6 - Pamplona

Canteras Villallano, S.L. - 80%
Poblado de Villallano - Palencia (b)

Cemensilos, S.A. - 80%
Calderón de la Barca, 4-2° - Santander (b)
-Marketing of construction materials-

Cementos Alfa, S.A. - 80%
Calderón de la Barca, 4-3° - Santander (b)

Cementos Atlántico, S.A. - 99,62%
Avda. Cardenal Bueno Monreal, 56 - Seville (a)

Cementrade, S.A. (Sole-shareholder company) - 80%
Paseo de la Castellana, 45 - Madrid (b)
-Wholesale of construction materials-

Compañía Auxiliar de Bombeo de Hormigón, S.A. (Sole-shareholder company) - 100%
José Abascal, 59 - Madrid (a)

Explotaciones San Antonio, S.L. (Sole-shareholder company) - 80%
Calderón de la Barca, 4-2° - Santander (b)
- Quartz mining -

Ferrocarril del Tajuña, S.A. (Sole-shareholder company) - 100%
José Abascal, 59 - Madrid
-Real estate rental-

Giant Cement Holding, Inc. - 100%
320-D Midland Parkway - Sumerville-South Carolina (U.S.A.) (a)

Hormigones Reinosa, S.A. (Sole-shareholder company) - 80%
Calderón de la Barca, 4-2° - Santander (b)

Hormigones y Morteros Preparados, S.A. (Sole-shareholder company) - 100%
José Abascal, 59 - Madrid (a)

Hormigones Aláiz, S.A. (Sole-shareholder company) - 70,02%
Estella, 6- Pamplona

Hormigones Araquil, S.A. (Sole-shareholder company) - 70,02%
Estella, 6 - Pamplona

Hormigones Arkaitza, S.A. (Sole-shareholder company) - 100%
Estella, 6 - Pamplona (c)

Hormigones de la Jacetania, S.A. - 62,50%
Llano de la Victoria, s/n - Jaca (Huesca)

Hormigones del Zadorra, S.A. - 72,18%
Estella, 6 - Pamplona

Hormigones Herrero, S.A. (Sole-shareholder company) - 92,78%
Romanceros, 42-44 - Burgos
-In liquidation-

Hormigones Reinosa, S.A. (Sole-shareholder company) - 80%
Calderón de la Barca, 4-2° - Santander (b)

Hormigones y Morteros Preparados, S.A. (Sole-shareholder company) - 100%
José Abascal, 59 - Madrid (a)

Participaciones Estella 6, S.L. (Sole-shareholder company) - 100%
Estella, 6 - Pamplona
-Inactive-

Company	Net Book Value	Nominal Percentage of Ownership and Holder	
OTHER HOLDINGS			
Abies Re Anstalt (*) Josef Rheinbergerstrasse, 6 – Vaduz (Liechtenstein)	421	100	Fomento de Construcciones y Contratas, S.A.
Afigesa Inversión, S.L. (Sole-shareholder company) Federico Salmón, 13 - Madrid (b)	70,078	100	Asesoría Financiera y de Gestión, S.A.
Asesoría Financiera y de Gestión, S.A. Federico Salmón, 13 - Madrid (b)	220,962 3,008	56.15 43.84 0.01	Corporación Financiera Hispánica, S.A. Fomento de Construcciones y Contratas, S.A. Compañía General de Servicios Empresariales, S.A. (Sole-shareholder company)
Asiris, S.A. Correduría de Seguros Pº de la Castellana, 156 - Madrid (a)	60 30	50 25	Asesoría Financiera y de Gestión, S.A. Portland Valderrivas, S.A.
Bahamas, S.A. Balmes, 36 - Barcelona -In liquidation-	68	99.99 0.01	Fomento de Construcciones y Contratas, S.A. Compañía General de Servicios Empresariales, S.A. (Sole-shareholder company)
Compañía General de Servicios Empresariales, S.A. Federico Salmón, 13 - Madrid	60	100	Fomento de Construcciones y Contratas, S.A. (Sole-shareholder company)
Corporación Española de Servicios, S.A. Federico Salmón, 13 - Madrid	44	99.99 0.01	Fomento de Construcciones y Contratas, S.A. Europea de Gestión, S.A. (Sole-shareholder company)
Corporación Financiera Hispánica, S.A. Federico Salmón, 13 - Madrid	69,818	99.98 0.01 0.01	Fomento de Construcciones y Contratas, S.A. Compañía General de Servicios Empresariales, S.A. (Sole-shareholder company) Europea de Gestión, S.A. (Sole-shareholder company)
Europea de Gestión, S.A. (Sole-shareholder company) Federico Salmón, 13 - Madrid	63	100	Fomento de Construcciones y Contratas, S.A.
Eusko Lanak, S.A. Federico Salmón, 13 - Madrid	60	99.99 0.01	Corporación Financiera Hispánica, S.A. Compañía General de Servicios Empresariales, S.A.
Fedemes, S.L. Federico Salmón, 13 - Madrid	10,764 1,016	92.67 7.33	Fomento de Construcciones y Contratas, S.A. Corporación Financiera Hispánica, S.A.
FCC Construcciones y Contratas Internacional, S.L. (Sole-shareholder company) Federico Salmón, 13 - Madrid	3	100	Fomento de Construcciones y Contratas, S.A.
FCC Finance, B.V. Amsteldijk, 166 - Amsterdam (Holanda) (b)	38,248	100	FCC International B.V.
FCC Fomento de Obras y Construcciones, S.L. (Sole-shareholder company) Federico Salmón, 13 - Madrid	3	100	Fomento de Construcciones y Contratas, S.A.
FCC Inmobiliaria Conycon, S.L. (Sole-shareholder company) Federico Salmón, 13 - Madrid	3	100	Fomento de Construcciones y Contratas, S.A.
FCC International, B.V. Amsteldijk, 166 - Amsterdam (Netherlands) (b)	39,999	100	Fomento de Construcciones y Contratas, S.A.
FCC 1, S.L. (Sole-shareholder company) Federico Salmón, 13 - Madrid	3	100	Fomento de Construcciones y Contratas, S.A.
Fir Re, S.A. (*) L-8011 Strassen 283 Route d'Arlon - Luxembourg (b)	1,376 6	99.67 0.33	FCC International B.V. Asesoría Financiera y de Gestión, S.A.
Fomento Internacional, Focsa, S.A. Federico Salmón, 13 - Madrid	69	99.93 0.07	Fomento de Construcciones y Contratas, S.A. Europea de Gestión, S.A. (Sole-shareholder company)
F-C y C, S.L. (Sole-shareholder company) Federico Salmón, 13 - Madrid	31	100	Fomento de Construcciones y Contratas, S.A.
Puerto Cala Merced, S.A. Arquitecto Gaudí, 4 - Madrid	60	99.99 0.01	Corporación Financiera Hispánica, S.A. Compañía General de Servicios Empresariales, S.A.

NOTAS:
- The financial statements of all the companies listed above are as of December 31, 2001.
- As required by Article 86 of the revised Corporations Law, in 2001 the Group companies made the related notifications to the companies in which they had acquired direct or indirect holdings of over 10%.
- The main Group companies were audited by Arthur Andersen, Price Waterhouse Coopers, KPMG Peat Marwick and Ernst & Young, as indicated in the foregoing list with the letters (a), (b), (c) and (d), respectively. Other audit firms are grouped under the letter (e). Only those companies that are not subject to statutory audit are not followed by a letter.

(*) Companies not included in consolidation because of the business activity carried out.

Exhibit II
Multigroup companies

Company	Net Book Value	Nominal Percentage of Ownership and Holder	
CONSTRUCTION AREA			
Ace Metrexpo Estrada do Outeiro de Polima, Abóboba, Lote A – Parede (Portugal)	–	44.90 54.90 0.10 0.10	Ramalho Rosa Cobetar Sociedade de Construçoes, S.A. Batignolle Somec Veiga
Constructora Aeropuerto Santiago Limitada Alfredo Barros Errazuriz, 1953 – Santiago (Chile) (a)	30	50 50	FCC Construcción, S.A. Grupo Dragados, S.A.
Dragados FCC Canadá, Inc. 200 King Street West -Toronto (Canadá)	–	50 50	FCC Construction International, B.V. Dragados FCC Netherlands, B.V.
Dragados FCC Internacional de Construcción, S.A. Avda. Tenerife, 4-6 – San Sebastián de los Reyes (Madrid)	992	50 50	FCC Construcción, S.A. Grupo Dragados, S.A.
Inversora Latinoamericana de Infraestructuras, A.I.E.	18	25 25 25 25	FCC Construcción, S.A. Acciona, S.A. ACS Proyectos, Obras y Construcciones, S.A. Sacyr, S.A.
Itam Delta de la Tordera, A.I.E. Travessera de Gracia, 58 – Barcelona		27 20 20 33	FCC Construcción, S.A. Servicios y Procesos Ambientales, S.A. Seragua, S.A. Proyectos e Instalaciones de Desalación, S.A.
SERVICES			
Urban cleaning			
Beacon Waste Limited 106 High Street – Evesham-Worcestershire (United Kingdom) (a)	1,683	100	Mercia Waste Management, Ltd.
Ecoparc del Besós, S.A. Rambla Cataluña, 91-93 – Barcelona	5,551 1,388	72 18 10	Tratamiento Industrial de Residuos Sólidos, S.A. Fomento de Construcciones y Contratas, S.A. Tractament i Selecció de Residus, S.A.
Empresa Mixta de Medio Ambiente de Rincón de la Victoria, S.A. Pza. Al Andalus, 1 – Rincón de la Victoria – Málaga (b)	301	50 50	Fomento de Construcciones y Contratas, S.A. Ayuntamiento Rincón de la Victoria
FASSA Environnement, S.A. (*) 76 Av. du Président Wilson – La Plaine Saint Denis (France)	–	99.89 0.02 0.02 0.02 0.04 0.01	Française d'Assainessement et de Service, S.A. FCC Medio Ambiente, S.A. Saneamiento y Servicios, S.A. Via Environnement, S.A. CGEA Connex, S.A. Núñez Vegas, Tomás
Française d'Assainissement et de Service, S.A. 55/57 Av. de Colmar 55/57. Rueil Malmaison (France)	3,197	49.97 0.01 0.01 0.01 49.98 0.01 0.01	FCC Medio Ambiente, S.A. Compañía Catalana de Servicios, S.A. International Services Inc, S.A. (Sole-shareholder company) Proactiva Medio Ambiente, S.A. CGEA Connex, S.A. Benoist, Jean Onix Est
Fisersa Manteniment Urbà, S.A. Alemania, 5 – Figueres (Girona)	266	36.35 36.37 27.28	Fomento de Construcciones y Contratas, S.A. Tractaments Alt Empordà, S.L. Figueres de Serveis, S.A. (Sole-shareholder company)
Mercia Waste Management, Ltd. Brook House – Oldham Road, Middleton – Manchester (United Kingdom) (a)	78	50 50	Focsa Services U.K. Ltd. Urbaser, S.A
Servicios de Limpieza Integral de Málaga III, S.A. Camino de la Térmica, 83 – Málaga (b)	3,065	51 49	Servicios Urbanos de Málaga, S.A. Málaga City Council
Servicios Urbanos de Málaga, S.A. Ulises, 18 – Madrid	1,610	51 49	Fomento de Construcciones y Contratas, S.A. Urbaser, S.A.
Severn Waste Services Limited Brook House – Oldham Road, Middleton – Manchester (United Kingdom) (a)	198	50 50	Focsa Services U.K. Ltd. Urbaser, S.A.
Sirr Basse Normandie, S.A. 14.350 La Graverie – Le Beny Bocage (France)	–	99.97 0.01 0.01 0.01	Française d'Assainissement et de Service, S.A. FASSA Environnement S.A. Societé d'Exploitation et de Transports d'Ordures Industrielles et Menageres, S.A. Fouillaud, Didier
Societé d'Exploitation et de Transports d'Ordures Industrielles et Menageres, S.A. Le Nid Coquet – Soudan (France)	–	99.95 0.01 0.01 0.01 0.01 0.01	Française d'Assainissement et de Service, S.A. FCC Medio Ambiente, S.A. Saneamiento y Servicios, S.A. Via Environnement, S.A. Ralu Jean – Lionel CGEA Connex, S.A.

Company	Net Book Value	Nominal Percentage of Ownership and Holder	
Tratamiento Industrial de Residuos Sólidos, S.A. Rambla Catalunya, 91-93 – Barcelona	1,286	33.33 33.33 33.33	FCC Medio Ambiente, S.A. Urbaser, S.A. Concesionaria Barcelona, S.A.
Via Environnement, S.A. 1 Rue de Berri – París (France)	-	99.95 0.01 0.01 0.01	Française d'Assainissement et de Service, S.A. Compañía Catalana de Servicios, S.A. FCC Medio Ambiente, S.A. Saneamiento y Servicios, S.A.
Water treatment and distribution			
Aguas y Servicios de la Costa Tropical de Granada, A.I.E. Plaza de la Aurora, s/n – Motril (Granada) (e)	829	51	SOGESUR - Sociedad General de Servicios Urbanos, S.A.
Aigües de Girona, Salt i Sarrià de Ter, S.A. Ciutadans, 11 – Girona	481	80	Girona, S.A.
Empresa Mixta de Aguas y Servicios, S.A. Alarcos, 13 – Ciudad Real	106	55	Gestión de Servicios Hidráulicos de Ciudad Real, A.I.E.
Empresa Municipal de Aguas de Benalmádena, EMABESA Expl. Aparc. Tívoli, s/n – Arroyo de la Miel (Málaga) (e)	1,310	50 50	SOGESUR-Sociedad de Gestión de Servicios Urbanos, S.A. Benalmádena Municipal Council
Gestión de Servicios Hidráulicos de Ciudad Real, A.I.E Ramírez de Arellano, 15 - Madrid	-	25 25 25	Sociedad Mediterránea de Aguas, S.A. SOGESUR-Sociedad de Gestión de Servicios Urbanos, S.A. Técnica de Depuración, S.A.
Girona, S.A. Travesía del Carril, 2 – Girona	367	33.61	Aguas Potables de San Feliu de Guíxols, S.A.
Searsa – Cañellas, A.I.E. Pasaje Can Faixina, 11 – Palma de Mallorca	-	50	Sociedad de Explotación de Aguas Residuales, S.A.
Sociedad de Explotación de Aguas Residuales, S.A. Bruc, 49 – Barcelona (a)	1,046	50 50	Seragua, S.A. Corporación Agbar, S.A.
Sociedad Española de Aguas Filtradas, S.A. Jacometrezo, 4 – Madrid (a)	577	50 50	Seragua, S.A. Corporación Agbar, S.A.
The Composting Company Ltd. Ryton Organic Gardens – Coventry (United Kingdom)	-	50 50	Beacon Waste Limited HDRA Consultants Limited
Zabalgarbi, S.A. Alameda de Urquijo, 9 – 4º - Bilbao	5,668	25 25 20 10 10 5 5	Valorización y Tratamiento de Residuos, S.A. Sener Grupo de Ingeniería, S.A. Diputación Foral de Bizkaia Ente Vasco de la Energía Instituto para la Diversificación y Ahorro de la Energía, S.A. Bilbao Bizkaia Kutxa Mancomunidad de Municipios de la Margen Izquierda del Nervión
Waste treatment			
Electrorecycling, S.A. Ctra. BV-1224 km. 6,750 – El Pont de Vilomara i Rocafort (Barcelona)	800	66.67 33.33	Pilagest, S.L. Indumetal Recycling, S.A.
Pilagest, S.L. (*) Ctra. BV - 1224 Km. 6,750 – El Pont de Vilomara i Rocafort (Barcelona)	400	50 50	T.P.A. Técnicas de Protección Ambiental, S.A. Senda Ambiental, S.A.

Proactiva Group investees

Following is a detail of Proactiva Medio Ambiente, S.A.'s dependent companies which engage in urban cleaning and water treatment and distribution in Latin America, stating its percentages of direct and indirect ownership.

Company	Net Book Value	Nominal Percentage of Ownership and Holder	
Proactiva Medio Ambiente, S.A. Paseo de la Castellana, 216 – Madrid (a)	63,065	50 50	Fomento de Construcciones y Contratas, S.A. Vivendi Environnement, S.A.
AESA, Aseo y Ecología, S.A. Avda. Camacuá. 5335 – Avellaneda – (Argentina) (e)		99.90 0.10	Proactiva Medio Ambiente, S.A. FCC Medio Ambiente, S.A.
AESA Misiones, S.A. 25 de Mayo, 1840 – Ciudad de Posadas – Misiones (Argentina) (e)		86.75 13.25	Proactiva Medio Ambiente, S.A. AESA, Aseo y Ecología, S.A.
Aguas del Valle, S.A. Avda. Ocampo, 1013 – Catamarca (Argentina) (a)		70.03 19.97	Proactiva Medio Ambiente, S.A. AESA, Aseo y Ecología, S.A.
Agencias Compagnie Generale des Eaux Chile, Ltda. Silvina Hurtado, 1782 – Providencia – Santiago de Chile (Chile)		100	Proactiva Medio Ambiente, S.A.
Aseo Candelaria, S.A. E.S.P. Ctra. Candelaria 33 A, 19-25 Valle del Cauca (Colombia) (e)		63.99 0.01	Proactiva Medio Ambiente, S.A. Proactiva Medio Ambiente Venezuela, C.A.
Aseo El Cerrito, S.A. E.S.P. Calle 5, 10-77 – Cerrito, Valle del Cauca (Colombia) (e)		63.99 0.01	Proactiva Medio Ambiente, S.A. Proactiva Medio Ambiente Venezuela, C.A.
Aseo Pradera, S.A. E.S.P. Calle 7, 19-32 – Pradera, Valle del Cauca (Colombia) (e)		66.99 0.01	Proactiva Medio Ambiente, S.A. Proactiva Medio Ambiente Venezuela, C.A.
Aseo Yumbo, S.A. E.S.P. Alcaldía Municipal de Yumbo – Valle del Cauca (Colombia) (e)		62 1 1 1	Proactiva Medio Ambiente, S.A. FCC Medio Ambiente, S.A. International Services Inc., S.A. (Sole-shareholder company) Servicios Especiales de Limpieza, S.A.
Brumado, S.A. Avda. Presidente Wilson, 231 – Río de Janeiro (Brazil)		33.33	Proactiva Medio Ambiente, S.A.

Company	Net Book Value	Nominal Percentage of Ownership and Holder	
Bugueña de Aseo, S.A. E.S.P. Cra. 16 Norte 32-01- Buga, Valle del Cauca (Colombia) (e)		58.99 0.01	Proactiva Medio Ambiente, S.A. Proactiva Medio Ambiente Venezuela, C.A.
CES Compañía Ecológica Sudamericana, S.A. Tucumán, 1321 – Buenos Aires (Argentina) (d)		99.99	Proactiva Medio Ambiente, S.A.
CGEA Brasil Participaçoes s/c Ltda. Avda. Presidente Wilson, 231 – Rio de Janeiro (Brazil)		100	Proactiva Medio Ambiente, S.A.
Coinca, S.A. Silvina Hurtado, 1782 – Providencia – Santiago de Chile (Chile) (e)		99.99	Compagnie Generale d'Entreprises Automobile Chile, S.A.
Compagnie Generale d'Entreprises Automobiles Chile, S.A. Silvina Hurtado, 1782 – Providencia – Santiago de Chile (Chile) (e)		99.99	Proactiva Medio Ambiente, S.A.
Compañía de Aguas de Puerto Rico Inc. 604 Barbosa Ave HR – San Juan (Puerto Rico) (e)		100	Proactiva Medio Ambiente, S.A.
Compañía de Limpieza y Embellecimiento C por A Avda. Los Restauradores, 56 – Sabana Perdida (Santo Domingo) (a)		99.94 0.01 0.01 0.01 0.01 0.01 0.01	Proactiva Medio Ambiente, S.A. Alfonso Benítez, S.A. Castellana de Servicios, S.A. FCC Medio Ambiente, S.A. International Services, Inc. Servicios de Levante, S.A. Servicios Especiales de Limpieza, S.A.
Compañía General de Servicios Urbanos, S.A. de C.V. Pª de las Palmas nº 930–Lomas de Chapultepec México City - (Mexico) (e)		99.99	Proactiva Medio Ambiente, S.A.
Concesionaria de Aguas de Aguascalientes, S.A. de C.V. Ecuador, 205 – Aguascalientes (Mexico) (e)		99.99	Consorcio Internacional de Medio Ambiente, S.A. de C.V.
Concesionaria Tibitoc, S.A. E.S.P. Trans, 21 nº 100-20 Santa Fe de Bogotá (Colombia) (b)		33.33	Proactiva Medio Ambiente, S.A.
Consorcio Internacional de Medio Ambiente, S.A. de C.V. Tomás Alva Edison, 176 – Cuauhtemoc (Mexico) (e)		50	Proactiva Medio Ambiente, S.A.
Cotécnica Caracas, C.A. Avda. Fco. de Miranda. Los Palos Grandes – Caracas (Venezuela) (a)		100	Inversiones Cotécnica, C.A.
Cotécnica Chacao, C.A. Avda. Fco. de Miranda. Los Palos Grandes – Caracas (Venezuela) (a)		100	Inversiones Cotécnica, C.A.
Cotécnica La Bonanza, C.A. Avda. Fco. de Miranda. Los Palos Grandes – Caracas (Venezuela (a)		100	Inversiones Cotécnica, C.A.
DIVAG, S.A. de C.V. Tomás Alva Edison, 176 – Cuauhtemoc (Mexico) (e)		98 2	Consorcio Internacional de Medio Ambiente S.A. de C.V. Servicios de Agua Potable, S.A. de C.V.
Deltacom, S.A. Tucumán, 1321 – Buenos Aires (Argentina) (d)		52.83 47.17	CES Compañía Ecológica Sudamericana, S.A. Proactiva Medio Ambiente, S.A.
Deltaliq, S.A. Tucumán, 1321 – Buenos Aires (Argentina) (d)		60	Deltacom, S.A.
Derclase, S.A. Treinta y Tres, 1374-5º - Montevideo (Uruguay)		70 30	Proactiva Medio Ambiente, S.A. AESA, Aseo y Ecología, S.A.
Dominicana Sanitary Services, B.V. Brinkwal, 11 – Nieuwegein (Netherlands) (a)		100	Proactiva Medio Ambiente, S.A.
Empresa Geral de Serviços s/c Ltda. Avda. Presidente Wilson, 231 – Rio de Janeiro (Brazil)		99.89	Proactiva Medio Ambiente, S.A.
ESETASA, S.A. de C.V. Tomás Alva Edison, 176 – Cuauhtemoc (Mexico) (e)		98 2	Consorcio Internacional de Medio Ambiente, S.A. de C.V. Servicios de Tecnología Ambiental, S.A. de C.V.
Fospuca Baruta, C.A. Edif. Delta 5º Avda. Fco. Miranda – Caracas (Venezuela) (a)		60	Proactiva Medio Ambiente, S.A.
Fospuca, C.A. Edif. Delta 5º Avda. Fco. Miranda – Caracas (Venezuela) (a)		60	Proactiva Medio Ambiente, S.A.
Fospuca Carrizal, C.A. Edif. Delta 5º Avda. Fco. Miranda – Caracas (Venezuela) (a)		60	Proactiva Medio Ambiente, S.A.
Fospuca Guaicaipuro, C.A. Los Teques – Miranda (Venezuela) (a)		60	Proactiva Medio Ambiente, S.A.
Fospuca Libertador, C.A. Edif. Delta 5ª Avda. Fco. Miranda – Caracas (Venezuela) (a)		60	Proactiva Medio Ambiente, S.A.
Fospuca Maturin, C.A. Edif. Delta 5ª Avda. Fco. Miranda – Caracas (Venezuela) (a)		60	Proactiva Medio Ambiente, S.A.
Fospuca Nueva Esparta, C.A. Calle Miranda con Calle Fuentes, Caserío Fajardo – Porlamar (Venezuela) (a)		60	Proactiva Medio Ambiente, S.A.
Fospuca Puerto Cabello, C.A. Valencia - Carabobo (Venezuela) (a)		60	Proactiva Medio Ambiente, S.A.
Fospuca Zamora, C.A. Edif. Delta 5ª Avda. Fco. Miranda – Caracas (Venezuela) (a)		60	Proactiva Medio Ambiente, S.A.
GCIMA, S.A. de C.V. Tomás Alva Edison, 176 – Cuauhtemoc (Mexico) (e)		98 2	Consorcio Internacional de Medio Ambiente, S.A. de C.V. Servicios de Agua Potable
Inmobiliaria Multiaseo, S.A. Carretera General s/n - Quilicura (Chile) (e)		99.90 0.10	Multiaseo, S.A. Compagnie Generale d'Entreprises Automobiles Chile, S.A.

Company	Net Book Value	Nominal Percentage of Ownership and Holder	
Intrascol SA Coleta e Remoçao de Residuos, Ltda. Rua Ferreira de Oliveira, 59 – Sao Paulo (Brazil) (e)		80	CGEA Brasil Participaçoes s/c Ltda.
Inversiones Cotécnica, C.A. Avda. Fco. de Miranda. Los Palos Grandes – Caracas (a) (Venezuela)		60	Proactiva Medio Ambiente, S.A.
Lamcef, S.A. Calle 48, 826– Ciudad de la Plata (Argentina) (d)		99.99	CES Compañía Ecológica Sudamericana, S.A.
Mantenimiento Urbano, C.A. Avda. Fco. de Miranda. Los Palos Grandes – Caracas (Venezuela) (a)		99.99 0.01	Inversiones Cotécnica, C.A. Servicios Cotécnica, C.A.
Mexicana de Medio Ambiente, S.A. de C.V. Pº de las Palmas 930 - México D.F. (Mexico) (e)		99.99 0.01	Proactiva Medio Ambiente, S.A. FCC Medio Ambiente, S.A
Multiaseo, S.A. Carretera General San Martín 9600 - Quilicura (Chile) (e)		58	Compagnie Generale d'Entreprises Automobiles Chile, S.A
Omsa Agua Potable, S.A. de C.V. Tomás Alva Edison - Cuauhtemoc (Mexico) (e)		100	Consorcio Internacional de Medio Ambiente, S.A. de C.V.
Palmirana de Aseo, S.A. E.S.P. Ctra. 33 A, 19-25 - Valle del Cauca (Colombia) (e)		55.99 0.01	Proactiva Medio Ambiente, S.A. Proactiva Medio Ambiente Venezuela, C.A.
Proactiva Aguas de Montería, S.A. E.S.P. Cl. 27, 8-70 Municipio de Montería, Dpto. Córdoba – (Colombia) (e)		94.99 2 1 1 1	Proactiva Colombia, S.A. Seragua, S.A. Castellana de Servicios, S.A. FCC Medio Ambiente, S.A. Servicios Especiales de Limpieza, S.A.
Proactiva Colombia, S.A. Cl. 98 nº 9 – 03 Edif. Torre Sancho (e) Santa Fe de Bogotá (Colombia)		94 1.50 1.50 1.50 1.50	Proactiva Medio Ambiente, S.A. Alfonso Benitez, S.A. FCC Medio Ambiente, S.A. International Services Inc., S.A. (Sole-shareholder company) Servicios Especiales de Limpiezas, S.A
Proactiva de Servicios, S.A. E.S.P. Carrera, 4 - Santiago de Cali (Colombia) (e)		90 7 1 1 1	Proactiva Medio Ambiente, S.A. Proactiva de Colombia E.S.P., S.A. FCC Medio Ambiente, S.A. International Services Inc., S.A. Unipersonal Servicios Especiales de Limpieza, S.A.
Proactiva Doña Juana E.S.P., S.A. Calle 98, 9 - Santa Fe de Bogotá – Colombia (e)		50.50 24.75 23.75 0.50 0.50	Proactiva Colombia, S.A. Compagnie Generale d'Entreprises Automobiles Chile, S.A Fomento de Construcciones y Contratas, S.A. Alfonso Benítez, S.A. FCC Medio Ambiente, S.A.
Proactiva Medio Ambiente Venezuela, C.A. Torre Sede Gerencial La Castellana, Piso 6 – Caracas (Venezuela) (a)		100	Proactiva Medio Ambiente, S.A.
Proactiva Oriente, S.A. E.S.P. Municipio San José de Cucutá. Dpto. Norte de Santander (Colombia) (e)		88.25 8.50 0.25 0.25 0.25	Proactiva Colombia, S.A. Proactiva de Servicios, S.A. E.S.P. Compañía de Limpieza y Embellecimiento C por A Proaseo, S.A. Proactiva Medio Ambiente Venezuela, S.A.
Proaseo, S.A. (**) Las Colinas 14 B Sector Arroyo Hondo Santo Domingo (Dominican Republic) (a)		94 1 1 1 1 1 1	Proactiva Medio Ambiente, S.A. Alfonso Benítez, S.A. Castellana de Servicios, S.A. FCC Medio Ambiente, S.A. International Services Inc., S.A. (Sole-shareholder company) Servicios de Levante, S.A. Servicios Especiales de Limpieza, S.A.
Sanedo, Ltda. Avda. Presidente Wilson, 231 – Río de Janeiro (Brazil)		99.98 0.01	Societé d'Investissement et de Gestion 41 – Sig 41, S.A. Cía en Comandita Empresa Geral de Serviços s/c Ltda.
Sera Q.A. Tunja E.S.P., S.A. Cra. 3ª, Este 1120 – Tunja – (Colombia) (e)		93.98 5.80 0.01 0.01	Proactiva Medio Ambiente, S.A. Proactiva Colombia, S.A. Seragua, S.A. Proactiva de Servicios, S.A. E.S.P.
Servicios Cotécnica, C.A. Avda. Fco. de Miranda. Los Palos Grandes – Caracas (Venezuela) (a)		100	Inversiones Cotécnica, C.A.
Servicios de Agua de Aguascalientes, S.A. de C.V. Ecuador, 205 – Aguascalientes (Mexico) (e)		99.99	Consorcio Internacional de Medio Ambiente, S.A. de C.V.
Servicios de Agua Potable, S.A. de C.V. Tomás Alva Edison, 176 – Cuauhtemoc (Mexico) (e)		99.99	Consorcio Internacional de Medio Ambiente, S.A. de C.V.
Servicios de Tecnología Ambiental, S.A. de C.V. Tomás Alva Edison, 176 - Cuauhtemoc (México) (e)		100	Consorcio Internacional de Medio Ambiente, S.A. de C.V.
Servicios Plasticot 405, C.A. Avda. Fco. Miranda. Los Palos Grandes-Caracas (Venezuela) (a)		100	Inversiones Cotécnica, C.A.
Societé d'Investissements et de Gestion 41 – Sig 41, S.A. Sociedad en Comandita José Abascal, 45 – Madrid		100	Proactiva Medio Ambiente, S.A.

Company	Net Book Value	Nominal Percentage of Ownership and Holder	
Transactional Technologies International, Inc. 252 Ponce de León Avenue, Citibank Tower Hato Rey (Puerto Rico) (e)		70	Proactiva Medio Ambiente, S.A.
Tulueña de Aseo, S.A. E.S.P. Cra. 24, 24-03 Tulua, Valle del Cauca (Colombia) (e)		61.99 0.01	Proactiva Medio Ambiente, S.A. Proactiva Medio Ambiente Venezuela, C.A.
URBAN ENVIRONMENT AREA			
Street furniture			
Equipamientos Urbanos de Costa Rica, S.A. Av. 6, CL 17-19 Nº 1753 – San José (Costa Rica) (b)	857	100	Equipamientos Urbanos de México, S.A. de C.V.
Equipamientos Urbanos de El Salvador, S.A. de C.V. Pasaje Stahl, 117 – San Salvador (El Salvador) (b)	-	99.50 0.50	Equipamientos Urbanos de México, S.A. de C.V. Servicios de Comercialización de Publicidad, S.A. de C.V.
Equipamientos Urbanos de Guatemala, S.A. 6ª Avenida 14-50. Zona 10 Guatemala C.A. (Guatemala) (b)	2,727	99.98 0.02	Equipamientos Urbanos de México, S.A. de C.V. Servicios de Comercialización de Publicidad, S.A. de C.V.
Equipamientos Urbanos de México, S.A. de C.V. Avda. Reforma, 905 – México D.F. (Mexico) (b)	21,877	50 50	Cemusa, Corporación Europea de Mobiliario Urbano, S.A. G-40, S.L.
Equipamientos Urbanos de Panamá, S.A. Panama	-	99.99 0.01	Equipamientos Urbanos de México, S.A. de C.V. Servicios de Comercialización de Publicidad, S.A. de C.V.
Equipamientos Urbanos Dominicanos, S.A. El Conde, 451 – Santo Domingo, D.N. – (Dominican Rep.) (b)	450	99.99	Equipamientos Urbanos de México, S.A. de C.V.
Servicio y Tecnología Especializada, S.A. de C.V. Avda. Reforma, 905 – México D.F. (Mexico) (b)	272	98 2	Equipamientos Urbanos de México, S.A. de C.V. Servicios de Comercialización de Publicidad, S.A. de C.V.
Servicios de Comercialización de Publicidad, S.A. de C.V. Avda. Reforma, 905 – México D.F. (Mexico) (b)	220	98 2	Equipamientos Urbanos de México, S.A. de C.V. Servicio y Tecnología Especializada, S.A. de C.V.
Tenedora de Acciones de Mobiliario, S.A. de C.V. México D.F. (Mexico) (b)	11,798	50	Equipamientos Urbanos de México, S.A. de C.V.
Transport			
Almeraya, S.A. Ulises, 18 – Madrid	60	50 45 5	Corporación Española de Transporte, S.A. Automnibus Interurbanos, S.A García Alonso, Gabriel
Corporación Española de Transporte, S.A. Ulises, 18 – Madrid (e)	1,190	50 50	C.G.T. Corporación General de Transportes S.A. CGEA Connex, S.A.
Corporación Jerezana de Transportes Urbanos, S.A. Polígono Ind. El Portal – Jerez de la Frontera (Cádiz) (e)	1,022 961	34 32 34	FCC Agua y Entorno Urbano, S.A. Corporación Española de Transporte, S.A. CGEA Connex, S.A.
Edetania Bus, S.A. Pasarell, s/n Polígono Industrial Benageber – Valencia	22	51 49	Corporación Española de Transporte, S.A. Autos Vallduxense, S.A.
Transportes Urbanos de Sanlúcar, S.A. Ctra. de Jerez, Km. 1 – Cádiz (e)	222	59.68 40.32	Corporación Española de Transporte, S.A. Ayuntamiento de Sanlúcar de Barrameda
Transports Municipals d'Egara, S.A. Ctra. Nacional 150 Km. 15 – Terrassa (Barcelona) (e)	721	80 20	Corporación Española de Transporte, S.A. Ayuntamiento de Terrassa
Vehicle technical inspection			
Valenciana de Servicios ITV, S.A. *Polígono Industrial "El Oliveral" – Ribarroja (Valencia)*	541 361	30 20 50	General de Servicios ITV, S.A. *Aragonesa de Servicios ITV, S.A.* Aguas de Valencia, S.A.
GRUCYCSA			
Logistics			
Linausa, S.A. Ctra. Madrid-Irún Km. 244 – Burgos	30	50 50	Grucycsa, S.A. Grupo Antolín-Irausa
Electrical installations			
Auxel Electricidad Auxiliar, A.I.E. Acanto, 22 – Madrid	6	75 15 10	Especialidades Eléctricas, S.A. Fapsa Instalaciones y Obras, S.A. Tendisa, S.A.
CEMENT AREA			
Grupo CDN-USA Preble Street, 38 – Portland - Maine (U.S.A.)	36,860 14,352	50 50	Cementos Portland, S.A. Cementos Lemona, S.A.

NOTES:
- The financial statements of all the companies listed above are as of December 31, 2001.
- The main multigroup companies were audited by Arthur Andersen, Price Waterhouse Coopers, KPMG Peat Marwick and Ernst & Young, as indicated in the foregoing list with the letters (a), (b), (c) and (d), respectively. Other audit firms are grouped under the letter (e). Only those companies that are not subject to statutory audit are not followed by a letter.

(*) Formerly Servicios de Pilas y Lámparas, S.A
(**) Formerly FCC Servicios Santo Domingo, S.A.

Exhibit III
Companies carried by the equity method

Company	Net Book Value	Nominal Percentage of Ownership and Holder	
ÁREA DE CONSTRUCCIÓN			
Build2Build, S.A. Avda. de Europa, 20 - Alcobendas - Madrid (a) -e-Commerce-	1,076	20.46	FCC Construcción, S.A.
Compañía Tecnológica de Corella Construcción, S.A. Polígono Industrial s/n - Corella (Navarra) (e)	(739)	48.63	Prefabricados Delta, S.A.
Concesiones de Madrid, S.A. Avda. de Europa, 18 - Alcobendas (Madrid) (a) -Thoroughfare concessions-	4,574	25	FCC Construcción, S.A.
Construcciones Olabarri, S.L. Avda. Ferrocarril, 8 - Bilbao	2,104	40	FCC Construcción, S.A.
Dinfra Cofimex, S.A. de C.V. Coahuila, 299 - Colonia Cuajimalca -Mexico D.F.(Mexico)	84	49.90	Construcción y Filiales Mexicanas, S.A. de C.V.
ECCE Signs for Europe B.V. (Belgium) Essenestraat, 24 - Ternat (Belgium) -Commercial sign marketing-	6	25	Megaplás, S.A.
ECCE Signs for Europe B.V. S.L. Transpolis Schiphol Airport Polaris Ave 53 -J.H. Hofddorp (Netherlands) -Commercial sign marketing-	126	25	Megaplás, S.A.
Elaboración de Cajones Pretensados, S.L. Marcelo Spínola, 42 - Madrid	-	50	FCC Construcción, S.A.
Foment de Construccions i Consulting, S.A. (*) Av. Coprincep Francès 11 - Encamp (Andorra)	-	33.30	FCC Construction International B.V.
Marina Brava de Golf, S.A. Vía Augusta, 59 - Barcelona -Operation of marinas-	18	20	FCC Construcción, S.A.
Marina Port-Vell, S.A. Varadero, s/n. Ed. Torre de Control-Moll del Rellotge (Barcelona) -Operation of marinas-	1,617	32.68	FCC Construcción, S.A.
Nàutic Tarragona, S.A. Moll de Costa, s/n - Tarragona -Operation of marinas-	204	25	FCC Construcción, S.A.
Port Premià, S.A. Balmes, 36 - Barcelona -In liquidation-	(553)	39.72	FCC Construcción, S.A.
Port Torredembarra, S.A. Pza. Peig, 1 - Torredembarra (Tarragona) -Operation of marinas-	655	24.08	FCC Construcción, S.A.
Ruta de los Pantanos, S.A. Avda. Europa, 18 - Alcobendas (Madrid) (a)	2,765	25	FCC Construcción, S.A.
Sa Stria, Società Consortile a Responsabilità Limitata Piazza Fernando de Lucia, 60/65 Rome (Italy)	6	40	FCC Construcción, S.A.
Tramvia Metropolità, S.A. Córcega, 270 - Barcelona -Concession-holder-	5,812	18.53 3.41	FCC Construcción, S.A. CGT Corporación General de Transportes, S.A.
Túnel d'Envalira, S.A. Avda. Tarragona, 58-70 - Andorra la Vella (Andorra) -Concession-holder-	3,360	40	FCC Construcción, S.A.

Company	Net Book Value	Nominal Percentage of Ownership and Holder	
SERVICES AREA			
Urban cleaning			
Claveguéram de Barcelona, S.A. Acer, 16 - Barcelona	902	22.50	Fomento de Construcciones y Contratas, S.A.
F-C Environnement, SAS Av. L'Europe, 34 - Velizy Villacoublay (France)	72	48.98	Française d'Assainissement et de Service, S.A.
Gestión Integral de Residuos Sólidos, S.A. Santa Amalia, 2 - Valencia	1,671	49	Fomento de Construcciones y Contratas, S.A.
IDEX-FASSA Environnement, SAS Rue Escudier, 8-bis - Boulogne Billancourt (France)	60	49	Française d'Assainissement et de Service, S.A.
Tirme, S.A. Ctra. Soler, km. 8 - Balearic Islands (a)	2,230	20	FCC Medio Ambiente, S.A.
Water treatment and distribution			
Aguas de Denia, S.A. Urbanos, S.A. Pare Pere, 17 - Denia (Alicante)	204	33	SOGESUR - Sociedad de Gestión de Servicios
Aguas de Ubrique, S.A. Avda. España, 9 - Ubrique (Cádiz)	6	49	Proyectos, Servicios e Instalaciones, S.A.
Aigües de Blanes, S.A. Canigó, 5-7 - Blanes (Girona)	48	49	Girona, S.A.
Conducció del Ter, S.L. Bourg de Peage, 89 - Sant Feliu de Guíxols (Girona)	30	48	Aguas Potables de San Feliu de Guíxols, S.A.
Ecología Sistemes Ambientals, S.A. Avda. Santa Coloma, 25 - Andorra la Vella (Andorra)	12	33	Fomento de Construcciones y Contratas, S.A.
Empresa Municipal de Aguas de Algeciras, S.A. Urbanos, S.A. Virgen del Carmen, s/n - Algeciras (Cádiz) (e)	222	49	SOGESUR- Sociedad de Gestión de Servicios
La Unión Servicios Municipales, S.A. Salvador Pascual, 7 - La Unión (Murcia) (e)	108	49	SOGESUR- Sociedad de Gestión de Servicios Urbanos, S.A.
Nueva Sociedad de Aguas de Ibiza, S.A. Avda. Bartolomé de Roselló, 18 - Ibiza	24	40	Sociedad Mediterránea de Aguas, S.A.
Proveïments d'Aigua, S.A. Asturias, 13 - Girona	78	45	Girona, S.A.
Sera Q.A. Duitama E.S.P., S.A. Duitama, Bocaya (Colombia)	66	30.60	Seragua, S.A.
Waste treatment			
Aprochim Getesarp Rymoil, S.A. Polígono Industrial Logrenzana La Granda - Carreño (Asturias)	811	30	Tratamientos y Recuperaciones Industriales, S.A.
Sogecar, S.A. Polígono Torrelarragoiti - Zamudio (Vizcaya)	168	30	Ekonor, S.A. (Sole-shareholder company)
Proactiva Group investees			
Listed below is Proactiva Medio Ambiente, S.A.'s investee carried by the equity method, stating the percentage of direct or indirect ownership by Proactiva Medio Ambiente, S.A.			
Domino Holdings, S.A. Avda. Candido Abreu, 651-80530 Curitiba (Brazil) (d)	27,136	30	Sanedo, Ltda.
URBAN ENVIRONMENT AREA			
Servicios de Tráfico			
Empresa Mixta de Tráfico, S.A. Mar de Kara, 9 - Madrid (e)	1,466	44	FCC Medio Ambiente, S.A.
Inspección técnica de vehículos			
I.T.V. Córdoba, S.A. Dean Funes 802 - Córdoba (Argentina) (b)	282	30	General de Servicios I.T.V., S.A.

Company	Net Book Value	Nominal Percentage of Ownership and Holder	
GRUCYCSA			
Hotel management and ownership			
Grubar Hoteles, S.L. Pza. Pablo Ruiz Picasso, 1 - Madrid (a)	84,022	50	Grucycsa, S.A.
Grupo Grubarges Ayala, 3 - Madrid (a)	–	66.67	Grubar Hoteles, S.L:
Company promotion and development			
Sociedad Anónima de Proyectos Industriales Conjuntos Gran Vía, 1 - Bilbao	1,647	50	Grucycsa, S.A.
CEMENT AREA			
Valderrivas Group investees	**84,779**		

Following is a detail of the Valderrivas Group companies all of which are Cementos Portland, S.A. investees carried by the equity method, stating the percentage of direct or indirect ownership by the latter company:

Aplicaciones Minerales, S.A. - 37,25 %
Camino Fuente Herrero, s/n - Cueva de Cardiel (Burgos) (b)

Canteras y Hormigones Quintana, S.A. - 24%
Ctra. Irún-La Coruña, Km. 184 - Gama (Cantabria) (b)

Canteras y Hormigones VRE, S.A. - 50%
Avda. de Yerri, 10 - Estella (Navarra)

Carbocem, S.A. - 58,63%
Pº de la Castellana, 45 - Madrid (b)
-Coal import-

Cementos Lemona, S.A. y sociedades dependientes - 30,45%
Alameda de Urquijo, 10 - Bilbao

Dragon Alfa Cement Limited - 40%
Harbour House-Deck Road, 138 - Gloucestershire
(United Kingdom) (b)

Energía Hidroeléctrica de Navarra, S.A. - 15%
Yanguas y Miranda, 1 - Pamplona
-Electricity production and sale-

Exponor, S.A. - 32,74%
Alameda de Urquijo, 10 - Bilbao

Hormigones Alcanadre, S.L. - 50%
Alcubierre, 11- Huesca

Hormigones Aragón, S.A. - 50%
Barrio Movera, 20 - Zaragoza

Hormigones Calahorra, S.A. - 50%
Brebicio, 25-27 - Calahorra (La Rioja)

Hormigones Cántabros, S.A. - 27,99 %
Barrio La Venta, s/n - Igollo de Camargo (Cantabria) (b)

Hormigones Castro, S.A. - 32 %
Ctra. Irún-La Coruña, Km. 153 - Islares (Cantabria) (b)

Hormigones Delfín, S.A. - 50%
Venta Blanca, 6-1º - Peralta (Navarra)

Hormigones del Baztán, S.L. - 50%
Suspetxiki, 25 - Bera de Bidasoa (Navarra)

Hormigones en Masa de Valtierra, S.A. - 50%
Ctra. de Cadreita, Km. 0,1 - Valtierra (Navarra)

Hormigones Galizano, S.A. - 40%
Ctra. Irún-La Coruña, Km. 184 - Gama (Cantabria) (b)

Hormigones Giral, S.A. - 50%
Alcubierre, 11 - Huesca

Hormigones Reinares, S.A. - 50%
Bretón de los Herreros, 8 - Calahorra (La Rioja)

Hormigones San Adrián, S.A. - 50%
Avda. de Navarra, 30 - San Adrián (Navarra)

Hormigones y Aridos del Pirineo Aragonés, S.A. - 50%
Ctra. de Biescas, s/n - Sabiñánigo (Huesca)

Company	Net Book Value	Nominal Percentage of Ownership and Holder	
Lázaro Echeverría, S.A. – 28,01% Isidoro Melero – Alsasua (Navarra)			
Navarra de Transportes, S.A. – 33,33% Ctra. Pamplona-Vitoria, km. 52 – Olazagutía (Navarra) -Bulk merchandise transport-			
Novhorvi, S.A. – 18,04% Portal de Gamarra, 25 – Vitoria			
Silos y Morteros, S.L. – 33,33% General Vara del Rey, 1 – Logroño (La Rioja)			
Sociedad de Fomento Energético, S.A. – 49% Atrio de Santiago, 1 – Valladolid -Production of hydroelectricity-			
OTHER INVESTEES			
Empresas Constructoras Asociadas, S.A. Fernando Agulló, 22 2º 2ª - Barcelona -Company in liquidation-	6	50	Fomento de Construcciones y Contratas, S.A.
Grupo Realia Business Paseo de la Castellana, 216 – Madrid (b)	189,643	41.34 4.41 2.91 0.51	Fomento de Construcciones y Contratas, S.A. Corporación Financiera Hispánica, S.A. Portland Valderrivas, S.A. Grucycsa, S.A.
TOTAL COMPANIES CARRIED BY THE EQUITY METHOD	**416,838**		

NOTES:

- The financial statements of all the companies listed above are as of December 31, 2001.
- As required by Article 86 of the revised Corporations Law, in 2001 the Group companies made the related notification to the companies in which they had acquired direct or indirect holdings of over 10%.
- The main companies carried by the equity method were audited by Arthur Andersen, Price Waterhouse Coopers, KPMG Peat Marwick and Ernst & Young, as indicated in the foregoing list with the letters (a), (b), (c) and (d), respectively. Other audit firms are grouped under the letter (e). Only those companies that are not subject to statutory audit are not followed by a letter.

(*) Company not included in consolidation because of its scant material significance. Its book value amounts to € 50,000 for which full provision was recorded.

Exhibit IV
Changes in the composition of the consolidated group

ADDITIONS	ADDRESS
Consolidación global	
Aecosol, S.L.	Común de las Eras – Fustiñana (Navarra)
Aqua Campiña, S.A.	Avda. Blas Infante, 6 – Écija (Sevilla)
Aremi Tecair, S.A.	Avda. de les Corts Valencianes, 50 - Valencia
Baltecma Gestión de Residuos Industriales, S.L.	Conradors, parc. 34 P.I. Marratxi - Mallorca
Bistibieta, S.L.	Trinidad, 9 – Algorta (Vizcaya)
Canteras Villallano, S.L.	Poblado de Villallano (Palencia)
Dizara Inversión, S.L.	Avda. General Perón, 36 - Madrid
Ekonor, S.A. (Sole-shareholder company)	Larras de San Juan – Iruña de Oca (Álava)
Empresa Comarcal de Serveis Mediambientals del Baix Penedés Ecobp, S.L.	Plaza del Centre, 3 – El Vendrell (Tarragona)
Equipos de Protección Ambiental, S.L. (Sole-shareholder company)	Común de las Eras – Fustiñana (Navarra)
Fepanor, S.L.	Ctra. Andalucía km. 56 – Ocaña (Toledo)
Gestiones Medioambientales del Sur, S.L.	Polígono Industrial Las Quemadas Parc. 271 - Córdoba
Hidrocen, S.L. (Sole-shareholder company)l	Camino del Valle, 12 – Arganda del Rey (Madrid)
Innovación y Gestión Medioambiental, S.A.	Avda. Blasco Ibáñez, 200 - Valencia
Jaume Oro, S.L.	Avda. de Las Garrigas, 15 – Bellpuig (Lleida)
Ligete, S.L. (Sole-shareholder company)	Trinidad, 9 – Algorta (Vizcaya)
Lizarreka, S.L. (Sole-shareholder company)	Bº Elbarrena – Aduna (Guipúzcoa)
Logística de Mercancías Aeroportuarias, S.L. (Sole-shareholder company)	Ulises, 18 - Madrid
Nevasa Inversión, S.L.	Avda. General Perón, 36 - Madrid
Recollida i Neteja Oro-Vila, S.L.	Avda. de Las Garrigas, 15 – Bellpuig (Lleida)
Telford & Wrekin Services, Ltd.	Granville House, St Georges Road – Donnington Wood (United Kingdom)
Tulsa Inversión, S.L.	Avda. General Perón, 36 - Madrid
Yeste Gestión, S.L.	Avda. General Perón, 36 - Madrid
Companies consolidated by the proportional integration method	
Automóviles Portillo, S.A. (Sole-shareholder company) (*)	Ulises, 18 - Madrid
C D N- USA GROUP	Preble Street, 38 – Portland – Maine (E.E.U.U.)
Concesionaria Tibitoc, S.A. E.S.P.	Trans. 21 nº 100-20 Santa Fe de Bogotá (Colombia)
Divag, S.A. de C.V.	Tomás Alva Edison, 176 Cuauhtemoc (México)
Ecoparc del Besós, S.A.	Rambla de Cataluña, 91-93 - Barcelona
Edetania Bus, S.A.	Pasarell S/N. Polígono Ind. Benageber - Valencia
Electrorecycling, S.A.	Ctra. BV-1224 km. 6,750 – El Pont de Vilomara i Rocafort (Barcelona)
Esetasa, S.A. de C.V.	Tomás Alva Edison, 176 – Cuauhtemoc (Mexico)
Fisersa Manteniment Urbà, S.A.	Alemania, 5 – Figueres (Girona)
Gcima, S.A. de C.V.	Tomás Alva Edison, 176 – Cuauhtemoc (Mexico)
Itam Delta de La Tordera, A.I.E.	Travessera de Gracia, 58 - Barcelona
Servicios de Limpieza Integral de Málaga III, S.A.	Camino de la Térmica, 83 - Málaga
Servicios Urbanos de Málaga, S.A.	Ulises, 18 - Madrid
Tenedora de Acciones de Mobiliario, S.A. de C.V.	Mexico D.F. (Mexico)

(*) See withdrawals owing to consolidation by the proportional integration method

Companies carried by the equity method	
Lázaro Echeverría, S.A.	Isidoro Melero – Alsasua (Navarra)
Sogecar, S.A.	Polígono Torrelarragoiti – Zamudio (Vizcaya)

ADDITIONS	ADDRESS
Companies consolidated by the global integration method	
Empresa Malagueña Mixta de Limpieza, S.A.	Camino de laTérmica, 83 - Málaga
Companies consolidated by the proportional integration method	
Automóviles Portillo, S.A. (Sole-shareholder company) (*)	Ulises, 18 - Madrid
Consultoria de Servicios Operativos, S.A. de C.V. (**)	Avda. los Restauradores, 56 - Sábana Perdida (Santo Domingo)
Gricsa, Gestió de Residus Incinerables de Catalunya, S.A. (Barcelona)	Gorcs Lladó P.I. Can Salvatella, 54 - Barberà del Vallés

(*) Company merged by absorption into Corporación Española de Transporte, S.A.
(**) Company merged by absorption into Mexicana de Medio Ambiente, S.A. de C.V.

Companies carried by the equity method	
Grupo CDN-USA	Preble Street, 38 - Portland-Maine (U.S.A.)
Canteras Villallano, S.L.	Poblado de Villallano (Palencia)
Grupo Inversiones y Estudios Financieros	Goya, 6 - Madrid
Inversora Luchana, S.A.	Paseo de la Castellana, 45 - Madrid
Venditelecom España, S.L.	Paseo de la Castellana, 164 - Madrid



MANAGEMENT REPORT

CONSOLIDATED GROUP

Group performance in 2001

The major macroeconomic indicators of the Spanish economy were as follows:

	2001	2000
GDP	2.8	4.1
CPI	3.6	3.4
Unemployment rate as percentage of working population	13.0	14.1
Budget deficit as percentage of GDP	0.6	-0.6

Against this backdrop, in 2001 the FCC Group recorded net sales of € 5,173,230,000, up 15.8% on 2000, a reflection of the growth contributed by each of the Group's business activities, which is detailed in the chart below.

Sales abroad rose by 12.4% to € 839,121,000, thereby consolidating the Group's presence in foreign markets, and accounted for 16.2 % of total sales.

Net Sales by Activity	**2001**	**2000**	**% Variation**
Construction	2,395,959	2,054,662	16.6
Services	1,579,273	1,384,365	14.1
Urban environment	250,532	245,129	2.2
Cement	806,925	673,296	19.8
Grucycsa	213,353	181,187	17.8
Eliminations in consolidation for intragroup transactions	(72,812)	(70,823)	
Total	**5,173,230**	**4,467,816**	**15.8**

Income from ordinary activities was € 434,147,000, up 10.8% on 2000, representing a return of 8.4% on net sales.

Consolidated income before taxes amounted to € 469,902,000, up 5.1% on 2000, providing a return on net sales of 9.1%.

Net income attributed to the Controlling Company was € 241,042,000, 11.8% higher than in 2000, with a return on net sales of 4.7%.

Expenditure on tangible fixed assets and intangible assets totaled € 374,514,000 and the additions to long-term financial investments amounted to € 181,122,000.

Acquisition of treasury stock

At 2001 year-end Fomento de Construcciones y Contratas, S.A. held 1,235,917 shares of treasury stock, representing 1.03% of capital stock, valued at € 16,327,000.

Also, Portland Valderrivas, S.A. and Asesoría Financiera y de Gestión, S.A. (Afigesa) owned 412,280 and 218,803 shares, respectively, of Fomento de Construcciones y Contratas, S.A., representing 0.34% and 0.18%, respectively, of the latter's capital stock, which were recorded at their book value of € 5,733,000 and € 4,327,000, respectively. These shares are also deemed to be shares of the Controlling Company in accordance with Article 87 of the revised Corporations Law.

In accordance with Article 79.4 of the Corporations Law, the variations in treasury stock in 2001 are presented below, reflecting the total effect on the FCC Group after the appropriate eliminations for intercompany transactions.

	No. Shares at FCC, S.A.	No. Shares at P.Valderrivas	No. Shares at Afigesa	FCC Group
At December 31, 2000	**1,392,617**	**412,280**	**167,779**	**1,972,676**
Sale	(156,700)			(156,700)
Additions			51,024	51,024
At December 31, 2001	**1,235,917**	**412,280**	**218,803**	**1,867,000**

On January 11, 2001, the parent company of the FCC Group, Fomento de Construcciones y Contratas, S.A., sold 156,700 of the shares which were offered exclusively to FCC Group employees to celebrate its 100th anniversary through a plan under which each employee had the option of acquiring a fixed number of 20 shares of Fomento de Construcciones y Contratas, S.A., with a 50% discount on the reference price and the commitment to keep them for three years.

Research and development

The FCC Group, which is fully aware of the importance of research and development for maintaining its leadership position in the market and for continuous product quality improvement, engages in major ongoing research, development and technological innovation activities.

The most noteworthy activities carried out within this framework are those aimed at improving the environment. In this connection, mention should be made of the cooperation agreement entered into with the Environmental Science Center of the Council for Scientific Research (CSIC) to implement a program aimed at defining a methodology for monitoring the quality of urban solid waste compost.

The FCC Group continually strives to apply new technologies to the construction activity and participates in projects such as the European Union Brite-Euram and Growth Programmes in conjunction with companies and universities of most EU countries. Also, it has joined the Encord group (the European Network of Construction Companies for Research and Development), a European platform which, comprising fourteen companies that are leaders in their respective lines of business, aims to facilitate the involvement of the construction industry in research, development and technological innovation activities.

Outlook for 2002

The strategic approach formulated at the last two Shareholders' Meetings will be fully maintained in 2002 and can be summarized as follows:

- The FCC Group's priority objective of expansion will focus on achieving growth in the three basic sectors, i.e. services, construction and cement. Taken together, these industries account for 97% of consolidated net sales and 95% of gross operating income. This expansion drive will be aimed simultaneously at the Spanish and foreign markets.

- Investments in other sectors, which will be maintained as consolidated investment securities based on the opportunity they represent, once their value has been optimized.

The outlook for the FCC Group in 2002 is based on the performance of the three basic activities:

- The construction activity is expected to maintain a sound rate of growth through the execution of the contracts awarded in the last two years. As a result of these contracts, this activity has achieved a backlog of construction work pending execution amounting to € 2,947,087,000, which represents a record in the history of the Company.

  The factors underlying this scenario were the buoyant demand for new construction work and, most notably, the implementation of the 2000-2007 Infrastructures Plan. This upward trend will be further strengthened by the coming into force of the Spanish National Hydrological Plan.

- A high level of growth is forecast for the services activity due to the convergence of the following factors:

  - Invitations to bid for urban cleaning tenders will be issued in major Spanish cities during 2002 due to the expiration of the current contracts. Also, new high-value tenders are expected to be announced in connection with the privatization of the integral water management currently performed by municipalities.

  - Inclusion in the net sales figures and consolidated earnings of the data for a full year relating to the investments made and the new contracts awarded in 2001.
    The services portfolio at year-end 2001 amounted to € 10,459,005,000.

  - The gradual development of the recently created Industrial Waste Division, which will engage in the collection, transport, treatment, recycling, valuation and disposal of inert and special waste.

- The cement activity, whose performance is very closely linked to that of the construction industry, will continue to make progress in Spain in view of the favorable outlook mentioned above.

  The current upward trend shown by the companies operating in the United States is expected to continue. Noteworthy in this connection is the fact that the sales made by these companies in the United States in 2001 were higher than those recorded for 2000 and were not affected by the economic recession subsequent to the tragic events of September 11, 2001. Accordingly, there are even more substantial grounds to expect that, now that the American economy would seem to be heading for recovery, the upturn in sales in the United States will continue.

AUDITOR´S REPORT

CONSOLIDATED GROUP


ANDERSEN

Translation of a report and consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 28). In the event of a discrepancy, the Spanish-language version prevails.

AUDITORS' REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders of
Fomento de Construcciones y Contratas, S.A.:

1. We have audited the consolidated financial statements of FOMENTO DE CONSTRUCCIONES Y CONTRATAS, S.A. AND DEPENDENT COMPANIES comprising the consolidated balance sheet as of December 31, 2001, and the related consolidated statement of income and notes to consolidated financial statements for the year then ended. The preparation of these consolidated financial statements is the responsibility of the Controlling Company's directors. Our responsibility is to express an opinion on the consolidated financial statements referred to above taken as a whole based on our audit work performed in accordance with generally accepted auditing standards, which require examination, by means of selective tests, of the documentation supporting the consolidated financial statements and evaluation of their presentation, of the accounting principles applied and of the estimates made. Our work did not include an examination of the 2001 financial statements of certain dependent and associated companies, whose aggregate assets and net income represent 43% and 37%, respectively, of the related consolidated totals. The financial statements of these companies were audited by other auditors (see Exhibits I, II and III to the notes to consolidated financial statements). Our opinion as expressed in this report on the consolidated financial statements of Fomento de Construcciones y Contratas, S.A. and Dependent Companies is based, with respect to these companies, on the reports of the other auditors.

2. As required by Spanish corporate law, for comparison purposes the directors present, in addition to the 2001 figures for each item in the consolidated balance sheet and consolidated statements of income and of changes in financial position, the figures for 2000. Our opinion refers only to the 2001 consolidated financial statements. Our auditors' report dated April 11, 2001, on the 2000 consolidated financial statements contained a qualified opinion.

3. As indicated in Note 3-a, in 2001 the FCC Group took accelerated amortization of approximately €94,500,000, with a charge to consolidation reserves, on the goodwill of the companies in its services business area. Partial accelerated amortization for an additional net amount of €37,100,000 had already been taken on a portion of this goodwill in prior years. These amortizations were recorded considering the principle of prudence in valuation and in view of certain risks in the services activities in Latin America.

Current accounting regulations require goodwill to be amortized with a charge to income during the years in which it will contribute to the generation of revenues for the Group, up to a limit of twenty years, or to be written off, if appropriate, with a charge to period income. Taking into account the Group's current expectations for these businesses, we consider that the goodwill and the consolidated reserves should be increased by €102,100,000 and €94,500,000, respectively, and that the accompanying 2001 consolidated statement of income should include prior years' extraordinary revenues relating to the reversal of the prior years' partial accelerated amortization of €57,100,000; an addition of approximately €18,100,000 to the goodwill amortization expense relating to the amortization of goodwill over the periods in which, in the current circumstances, the directors of the Controlling Company consider that it will maintain its effectiveness (see Note 5-a); and an extraordinary expense of approximately €31,400,000, in application of the principle of prudence, relating to the write-down of goodwill. Consequently, the consolidation reserves as of December 31, 2001, and net income for 2001 should be increased by €94,500,000 and €7,600,000, respectively.

4. In our opinion, based on our audit and on the reports of the other auditors (see Exhibits I, II and III), except for the effect of the matter discussed in the preceding paragraph, the consolidated financial statements for 2001 referred to above present, in all material respects, a true and fair view of the net worth and financial position of Fomento de Construcciones y Contratas, S.A. and Dependent Companies as of December 31, 2001, and of the results of their operations and of the funds obtained and applied by them in the year then ended, and contain the required information, sufficient for their proper interpretation and comprehension, in conformity with generally accepted accounting principles and standards applied on a basis consistent with that of the preceding year.

5. The accompanying consolidated management report for 2001 contains the explanations which the directors of the Controlling Company consider appropriate about the Group's situation, the evolution of its business and other matters, but is not an integral part of the consolidated financial statements. We have checked that the accounting information in the management report is consistent with that contained in the consolidated financial statements for 2001. Our work as auditors was confined to checking the management report with the aforementioned scope, and did not include a review of any information other than that drawn from the accounting records of the companies that compose the Group.

ARTHUR ANDERSEN



Genaro Sarmiento

April 10, 2002

FINANCIAL STATEMENTS AND MANAGEMENT REPORT OF FOMENTO DE CONSTRUCCIONES Y CONTRATAS, S.A.

As of December 31, 2001

FINANCIAL STATEMENTS

FOMENTO DE CONSTRUCCIONES Y CONTRATAS, S.A.

BALANCE SHEET

DE FOMENTO DE CONSTRUCCIONES Y CONTRATAS, S.A.

ASSETS	31-12-2001		31-12-2000	
FIXED AND OTHER NONCURRENT ASSETS		**1,324,947**		**1,304,934**
Intangible assets		**81,600**		**66,190**
Concessions, patents, licenses, trademarks, etc.	26,090		22,538	
Rights on leased assets	78,216		61,165	
Accumulated amortization	(22,706)		(17,513)	
Tangible fixed assets		**114,727**		**98,116**
Land and structures	41,025		36,776	
Technical installations and machinery	190,707		174,486	
Other installations, tools and furniture	48,592		44,427	
Advances and construction in progress	5,565		2,470	
Other tangible fixed assets	9,893		9,502	
Provisions	(162)		(162)	
Accumulated depreciation	(180,893)		(169,383)	
Long-term financial investments		**1,112,293**		**1,124,301**
Shareholdings in Group companies	915,930		918,310	
Shareholdings in associated companies	190,479		204,260	
Loans to Group and associated companies	4,369		132	
Long-term investment securities	27,761		11,083	
Other loans	13,379		9,123	
Long-term deposits and guarantees	1,310		1,214	
Provisions	(40,935)		(19,821)	
Treasury stock		**16,327**		**16,327**
DEFERRED CHARGES		**4,405**		**457**
CURRENT ASSETS		**471,243**		**400,536**
Inventories		**6,834**		**8,144**
Raw materials and other supplies	3,696		3,967	
Finished products	3,979		5,289	
Advances	48		66	
Provisions	(889)		(1,178)	
Accounts receivable		**406,512**		**334,800**
Customer receivables for sales and services	212,878		202,769	
Receivable from Group companies	147,831		82,489	
Receivable from associated companies	2,650		2,765	
Sundry accounts receivable	9,220		7,633	
Employee receivables	457		547	
Tax receivables	49,295		50,371	
Provisions	(15,819)		(11,774)	
Short-term financial investments		**10,153**		**15,669**
Loans to Group companies	5,055		8,913	
Loans to associated companies	3,288		1,713	
Short-term investment securities	367		2,019	
Other loans	565		325	
Short-term deposits and guarantees	1,022		2,819	
Provisions	(144)		(120)	
Treasury stock at short term		**–**		**2,070**
Cash		**44,210**		**36,079**
Accrual accounts		**3,534**		**3,774**
TOTAL ASSETS		**1,800,595**		**1,705,927**

as of December 31, 2001

(Thousands of Euros)

SHAREHOLDERS' EQUITY AND LIABILITIES		31-12-2001		31-12-2000
SHAREHOLDERS' EQUITY		**712,102**		**667,995**
Capital stock		**120,102**		**120,102**
Additional paid-in capital		**129,897**		**129,897**
Reserves		**392,586**		**358,261**
Legal reserve	24,020		24,020	
Reserve for treasury stock	16,327		18,397	
Other reserves	352,239		315,844	
Income for the year		**103,146**		**90,050**
Interim dividend		**(33,629)**		**(30,315)**
DEFERRED REVENUES		**5,595**		**5,662**
Capital subsidies	5,583		5,650	
Exchange gains	12		12	
PROVISIONS FOR CONTINGENCIES AND EXPENSES		**122,174**		**162,454**
Provisions	114,042		154,947	
Reversion reserve	8,132		7,507	
LONG-TERM DEBT		**22,742**		**30,460**
Payable to credit entities		**727**		**397**
Long-term lease payments payable	727		397	
Payable to Group and associated companies		**–**		**5,397**
Payable to Group companies	–		2,158	
Payable to associated companies	–		3,239	
Other accounts payable		**22,015**		**24,546**
Limited recourse project financing loans	20,302		23,157	
Notes payable and other debts	595		409	
Long-term guarantees and deposits received	1,118		980	
Uncalled capital payments payable		**–**		**120**
Associated companies	–		120	
CURRENT LIABILITIES		**937,982**		**839,356**
Payable to credit entities		**25,049**		**23,692**
Loans and other debts	2,548		1,665	
Interest payable	859		992	
Short-term lease payments payable	21,642		21,035	
Payable to Group and associated companies		**599,354**		**509,838**
Payable to Group companies	595,387		493,563	
Payable to associated companies	3,967		16,275	
Trade accounts payable		**125,564**		**101,535**
Advances received on orders	20,741		8,528	
Payables for purchases and services	58,876		52,739	
Notes payable	45,947		40,268	
Other nontrade payables		**162,033**		**181,416**
Accrued taxes payable	86,960		103,633	
Notes payable	7,104		3,985	
Limited recourse project financing loans	2,855		2,530	
Other accounts payable	50,936		56,050	
Compensation payable	14,118		15,146	
Short-term guarantees and deposits received	60		72	
Operating provisions		**25,940**		**22,875**
Accrual accounts		**42**		**–**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		**1,800,595**		**1,705,927**

STATEMENT OF INCOME

DE FOMENTO DE CONSTRUCCIONES Y CONTRATAS, S.A.

DEBIT		31-12-2001		31-12-2000
TOTAL OPERATING EXPENSES		**587,623**		**546,717**
Reduction in finished product and work-in-process inventories		**1,310**		**583**
Materials used and other external expenses		**117,374**		**98,903**
Raw materials and other consumibles used	57,877		52,703	
Other external expenses	59,497		46,200	
Personnel expenses		**337,029**		**326,295**
Wages, salaries, etc.	254,426		248,368	
Employee welfare expenses	82,603		77,927	
Period depreciation and amortization		**31,589**		**27,352**
Variation in operating provisions		**1,118**		**3,528**
Variation in inventory provisions	(288)		(102)	
Variation in provisions for and losses on uncollectible receivables	(355)		715	
Variation in other operating provisions	1,761		2,915	
Other operating expenses		**99,203**		**90,056**
Outside services	96,162		87,075	
Taxes other than income tax	2,434		2,410	
Provision to the reversion reserve	607		571	
OPERATING INCOME		**73,124**		**55,281**
Financial expenses		**28,488**		**21,654**
On debts to Group and associated companies	23,013		13,799	
On debts to third parties and similar expenses	5,475		7,855	
Variation in financial investment provisions		**3,588**		**90**
Exchange losses		**258**		**102**
FINANCIAL INCOME		**56,766**		**46,176**
INCOME FROM ORDINARY ACTIVITIES		**129,890**		**101,457**
Variation in intangible asset, tangible fixed asset and control portfolio provisions		**18,674**		**4,165**
Extraordinary expenses and losses		**8,727**		**4,640**
EXTRAORDINARY INCOME		**-**		**217**
INCOME BEFORE TAXES		**106,379**		**101,674**
Corporate income tax		**3,233**		**11,624**
INCOME FOR THE YEAR		**103,146**		**90,050**

as of December 31, 2001

(Thousands of Euros)

CREDIT		31-12-2001		31-12-2000
TOTAL OPERATING REVENUES		**660,747**		**601,998**
Net sales		**601,018**		**545,088**
Capitalized expenses of in-house work on fixed assets				
		313		**535**
Other operating revenues		**59,416**		**56,375**
Revenues from shareholdings		**87,261**		**66,406**
Group companies	76,719		66,063	
Associated companies	10,542		–	337
Nongroup companies	–		6	
Revenues from other marketable securities and long-term loans		**631**		**547**
Associated companies	240		–	
Nongroup companies	391		547	
Other financial revenues		**727**		**853**
Group and associated companies	72		252	
Other interest	655		601	
Exchange gains		**481**		**216**
Gains on fixed assets and control portfolio		**403**		**7,092**
Capital subsidies transferred to income for the year		**373**		**337**
Extraordinary revenues		**3,114**		**1,593**
EXTRAORDINARY LOSS		**23,511**		**–**

FOMENTO DE CONSTRUCCIONES Y CONTRATAS, S.A.

NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2001

(1) Company's business activities

The Company's core business is to provide general services, which include mainly cleaning and maintenance, and water treatment and distribution. It also owns holdings in other Spanish and foreign companies and is the parent company of the FCC GROUP which in turn prepares consolidated financial statements.

(2) Basis of presentation of the financial statements

The accompanying financial statements were prepared from the accounting records of Fomento de Construcciones y Contratas, S.A. and of the joint ventures in which it participates, in accordance with current legislation, and are expressed in thousands of euros. For each item in the accompanying balance sheet and statement of income and in the statement of changes in financial position and the cost accounting statement of income included in Notes 19 and 20 to these financial statements, respectively, the figures for 2001, expressed in thousands of euros, are presented together with the figures for 2000, which are also expressed in thousands of euros following the translation to euros, at the fixed exchange rate of € 1 = Ptas. 166.386, of the amounts expressed in millions of pesetas in the 2000 financial statements.

The balance sheets and income statements of the joint ventures in which the Company participates were included by the proportional integration method on the basis of the percentage share in the income, revenues and expenses of the joint venture. This inclusion was carried out by applying the necessary unification procedures, reconciliations and reclassifications and by eliminating the reciprocal asset and liability balances and revenues and expenses.

The amounts relating to the joint ventures are disclosed in these notes to financial statements if material.

Exhibit II lists the joint ventures, showing the percentage share in income.

The financial statements of Fomento de Construcciones y Contratas, S.A., which were prepared by the directors, have not yet been approved by the Shareholders' Meeting; however, no changes thereto are expected to arise as a result of such approval.

The directors of the Company prepared, together with the 2001 individual financial statements of Fomento de Construcciones y Contratas, S.A., the 2001 consolidated financial statements of the Fomento de Construcciones y Contratas Group, which will also be submitted for approval by the Shareholders' Meeting.

En el Anexo II se relacionan las uniones temporales de empresas indicando el porcentaje de participación en los resultados.

(3) Distribution of income

The proposed distribution of the income for 2001 of Fomento de Construcciones y Contratas, S.A. that will be submitted for approval by the Shareholders' Meeting is as follows:

	Amount
Income for the year, before distribution	**103.146**
Distribution:	
Interim dividend	**€ 0.28 per share**
Supplementary dividend	**€ 0.24 per share**
Voluntary reserve	
The amount remaining after payment of the interim and supplementary dividends will be allocated to outstanding shares with the right to remuneration at the date of payment.	

An interim dividend out of 2001 income of 28% (gross) on the par value of the shares of Fomento de Construcciones y Contratas, S.A. (€ 0.28 per share) was declared on December 17, 2001, and paid after January 14, 2002.

The Board of Directors' report evidencing the existence of sufficient liquidity for the distribution of the aforementioned interim dividend is included as Exhibit IV hereto.

(4) Valuation standards

a. Intangible assets

Intangible assets are recorded at cost, which does not include financing interest.

Administrative concessions are amortized over the concession period, which ranges on average from 25 to 50 years, and leased tangible fixed assets are depreciated by the straight-line method at rates based on the years of estimated useful life, which are the same as for proprietary tangible fixed assets.

b. Tangible fixed assets

Tangible fixed assets are carried at acquisition cost or at production cost if the Company has performed in-house work thereon.

The cost of the tangible fixed assets does not include financing interest or exchange differences.

Upkeep and maintenance expenses not leading to a lengthening of the useful life or increased production capacity of the related assets are expensed currently.

Tangible fixed assets are depreciated by the straight-line method at rates based on the following years of estimated useful life:

	Years of Estimated Useful Life
Buildings and other structures	25 – 50
Technical installations and machinery	5 – 10
Other installations, tools and furniture	8 – 12
Other tangible fixed assets	4 – 10

Tangible fixed assets used on certain contracts are depreciated over the shorter of the years of useful life indicated above or the contract term.

c. Deferred financial expenses relating to the financing of fixed assets

The interest on loans used to finance fixed assets is generally expensed currently.

However, the Company capitalizes the financial expenses arising from the financing of the fixed assets required to carry on its water supply/treatment line of business in accordance with the Spanish National Chart of Accounts specific to this industry. The expenses thus capitalized are deferred over the term of the service, provided that there is evidence that future revenues will enable the costs previously incurred to be recovered.

The interest capitalized as explained in the foregoing paragraph is included under the "Deferred Charges" caption in the accompanying balance sheet.

d. Financial investments. Marketable securities and nontrade loans

In accordance with current legislation, investments in listed and unlisted marketable securities are valued at cost, net of the required allowance for diminution in value. The effect of applying this method is that all unrealized losses on investment securities are recorded at year-end, but unrealized gains are not, except for those disclosed at the time of acquisition and still existing at the date of subsequent valuation.

Loans are valued at the amount delivered plus the unmatured accrued interest at the balance sheet date. The necessary value adjustments are made by recording provisions for loans with possible insolvency problems.

Securities and loans maturing in up to 12 months from the balance sheet date are classified as short-term (current assets) and those maturing at over 12 months as long-term (noncurrent assets). Other investments of a permanent nature are classified as long-term financial assets.

e. Inventories

Inventories are valued at average acquisition price or average production cost and the necessary value adjustments are made to adapt the carrying values to market, if lower. Provisions are also recorded for the diminution in value of obsolete inventories.

f. Treasury stock

Treasury stock is valued at the lower of average cost or market, or at values approximating its underlying book value, as appropriate, in accordance with the accounting principle of prudence.

g. Subsidies

Nonrefundable capital subsidies are taken to income in proportion to the period depreciation of the subsidized assets.

h. Provisions for pensions and similar obligations

The Company has not established pension plans to supplement the social security pension benefits. In some cases, including certain executives and directors, the Company has undertaken to pay retirement bonuses, permanent occupational disability or other benefits, for which the related provisions are recorded, together with other items, under the "Provisions for Contingencies and Expenses" caption in the accompanying balance sheet. In 2001 the Company externalized certain of its commitments to certain of its employees amounting to €37,791,000, the provisions for which had been recorded in prior years.

i. Other provisions for contingencies and expenses

The Company has recorded provisions for contingencies and expenses, which are basically set up in accordance with the accounting principle of prudence, to cater for any general and extraordinary contingencies which might arise.

j. Reversion reserve

The Company records a reversion reserve for assets subject to administrative concessions which revert to the granting entity at the end of the concession period. This reserve is calculated by supplementing the depreciation on the related asset, so that at the end of the concession period the net book value (after deduction of the related accumulated depreciation) is zero.

Additionally, the Company considers that the periodic maintenance plans for its assets, the cost of which is expensed currently, are sufficient to ensure delivery of the assets subject to reversion in good working order at the end of the concession periods and that, therefore, no significant expenses will arise as a result of the reversion.

k. Classification of debt

Debts maturing in under 12 months from the balance sheet date are classified as current liabilities and those maturing at over 12 months as long-term debt.

Debts are valued at the amounts drawn plus the unmatured accrued interest. Nontrade debts are valued at repayment value and the interest on the transaction is recorded under the "Deferred Charges" or "Accrual Accounts" captions on the asset side of the balance sheet, as appropriate, depending on whether the principal amount is classified as long- or short-term. The balances of these captions are allocated to income on the basis of the principal amount outstanding.

l. Corporate income tax

The corporate income tax expense is recorded in the statement of income. The effect of the differences between taxable income and income per books before taxes, which in come cases revert in subsequent periods, and the tax relief and tax credits to which the Company is entitled were considered in determining the amount of corporate income tax payable.

m. Foreign currency transactions

Balances receivable and payable in foreign currencies are translated to euros at the exchange rates prevailing at the date of the balance sheet, and the differences arising are taken to income as stipulated by current regulations.

The differences arising from fluctuations in exchange rates from the date on which the transactions were made, or the related values were adjusted, to the date of collection or payment are taken to period income.

n. Recognition of revenues and expenses

Revenues and expenses are recognized on an accrual basis, i.e. when the actual flow of the related goods and services occurs, regardless of when the resulting monetary or financial flow arises.

The Company recognizes as the period result on its contracts the difference between period production (valued at the sale price of the service provided during the period, as specified in the principal contract or in approved amendments thereto, or of the services carried out which, although not yet approved, are reasonably certain to be collected) and the costs incurred during the year. Additionally, late-payment interest is recognized as a revenue at the date it is approved and/or finally collected.

The difference between the recorded amount of production and the amount certified for each project through the date of the financial statements is recorded as "Completed Production Pending Certification" under the "Customer Receivables for Sales and Services" caption. Certificate prebillings under sundry headings are recorded under the "Advances Received on Orders" caption on the liability side of the balance sheet.

In accordance with the accounting principle of prudence, the Company only records realized income at year-end, whereas foreseeable contingencies and losses, including possible losses, are recorded as soon as they become known.

The "Concessions, Patents, Licenses, Trademarks, etc." account relates mainly to joint ventures and includes most notably the amounts paid for concessions for water supply services, which are being amortized on a straight-line basis over the concession period.

The features of the financial lease contracts in force at 2001 year-end are as follows:

Original cost of the assets	78,216
Value of purchase options	781
Contract term (years)	2
Lease payments paid in the year	39,318
Lease payments paid in prior years	18,205
Lease payments outstanding, including purchase option	22,369

The detail of leased assets as of December 31, 2001, is as follows:

Technical installations and machinery	68,714
Other installations, tools and furniture	7,771
Other tangible fixed assets	1,731
	78,216

(5) Intangible assets

The variations in 2001 in this caption in the balance sheet were as follows:

	Balance at 31-12-00	Additions or Provisions	Retirements or Reductions	Transfers to Tangible Fixed Assets	Balance at 31-12-01
Concessions, patents, licenses, trademarks, etc.	22,538	3,552	–	–	26,090
Rights on leased assets	61,165	41,296	(60)	(24,185)	78,216
Accumulated amortization	(17,513)	(11,479)	5	6,281	(22,706)
	66,190	**33,369**	**(55)**	**(17,904)**	**81,600**

(6) Tangible fixed assets

The detail of tangible fixed assets and of the related accumulated depreciation as of December 31, 2001, is as follows:

	Cost	Accumulated Depreciation	Provisions	Net
Land and structures	41,025	(10,812)	(162)	30,051
Technical installations and machinery	190,707	(128,412)	–	62,295
Other installations, tools and furniture	48,592	(34,041)	–	14,551
Advances and construction in progress	5,565	–	–	5,565
Other tangible fixed assets	9,893	(7,628)	–	2,265
	295,782	**(180,893)**	**(162)**	**114,727**

€ 48,880,000 of the net balance of tangible fixed assets related to joint ventures.

All the tangible fixed assets were being used in production processes at year-end; however, certain of these assets, amounting to € 126,519,000, had been fully depreciated.

The Company takes out the insurance policies it considers necessary to cover the possible risks to which its tangible fixed assets are subject.

The variations in tangible fixed asset accounts as a result of additions and retirements in 2001 were as follows:

	Balance at 31-12-00	Additions or Provisions	Retire-mentsor Reductions	Transfers	Balance at 31-12-01
Land and structures	36,776	3,624	(216)	841	41,025
Technical installations and machinery	174,486	4,075	(11,077)	23,223	190,707
Other installations, tools and furniture	44,427	5,583	(3,822)	2,404	48,592
Advances and construction in progress	2,470	5,517	–	(2,422)	5,565
Other tangible fixed assets	9,502	649	(397)	139	9,893
Provisions	(162)	–	–	–	(162)
Accumulated depreciation	(169,383)	(20,110)	14,881	(6,281)	(180,893)
	98,116	**(662)**	**(631)**	**17,904**	**114,727**

(7) Financial investments, marketable securities and nontrade loans

The detail of the main accounts under the "Long-Term Financial Investments" and "Short-Term Financial Investments" captions in the accompanying balance sheet is as follows:

I. Long-term

Shareholdings in Group companies

The detail, by company, of this account in the accompanying balance sheet is presented in Exhibit I, showing for each company in which the Company has a direct holding: corporate name, address, line of business, percentage of direct or indirect ownership, amount of capital and reserves, income (loss), dividends received, whether listed or unlisted, and the book value of the holding.

The variations in the balance of this caption in 2001 were as follows:

		Cost
Balance at 31-12-00		**918,310**
Capital increases and purchases:		
Tratamiento y Recuperaciones Industriales, S.A.	1,689	
Other	246	1,935
Retirements or sales:		
Empresa Malagueña Mixta de Limpieza, S.A.	(2,146)	
AESA Misiones, S.A.	(787)	
Ambiente y Ecología de Buenos Aires, S.A.	(1,358)	
Other	(24)	(4,315)
Balance at 31-12-01		**915,930**

Shareholdings in associated companies

This account in the accompanying balance sheet reflects the Company's holdings in associated and multigroup companies, as detailed in Exhibit III, which discloses the same information for each company in which the Company has a direct holding as that presented for the Group companies.

The variations in the balance of this caption in 2001 were as follows:

		Coste
Balance at 31-12-00		**204,260**
Capital increases and purchases:		
Ecoparc del Besós, S.A.	1,388	
Servicios Urbanos de Málaga, S.A.	1,611	
Other	265	3,264
Retirements or sales:		
Gestió de Residus Incinerables de Catalunya, S.A.		(1,509)
Transfers to securities portfolio:		
Venditelecom España, S.L.		(15,536)
Balance at 31-12-01		**190,479**

Long-term investment securities

The detail of the balance of this account as of December 31, 2001, is as follows:

	Equity Securities	Provisions	Net Book Value
Artscapital Investment, S.A. (8.63 % shareholding)	5,469	(2,212)	3,257
Polux Capital, S.L. (8.63% shareholding)	2,344	(793)	1,551
Shopnet Brokers, S.A. (17.4% shareholding)	3,005	(559)	2,446
Venditelecom España, S.L. (17.23% shareholding)	15,536	–	15,536
Other	1,407	(54)	1,353
	27,761	**(3,618)**	**24,143**

The variations in the balance of this caption in 2001 were as follows:

	Cost
Balance at 31-12-00	**11,083**
Capital increases:	
Shopnet Brokers, S.A.	1,503
Transfer to associated companies:	
Venditelecom España, S.L.	15,536
Transfer to short term	(361)
Investee spin-offs:	
Artscapital Investment, S.A.	5,469
Polux Capital, S.L.	2,344
Netjuice, S.A.	(7,813)
Balance at 31-12-01	**27,761**

Long-term financial investment provisions

The detail, by company, of this account in the accompanying balance sheet is presented in Exhibit I, in the case of the Group companies, and in Exhibit III, in the case of associated companies. The variations in 2001 were as follows:

Balance at 31-12-00			**19,821**
Provisions and reversals:			
Group companies:	18		
• FCC International B.V.	84		
• Ambiente y Ecología de Buenos Aires, S.A.	18,601		
• Proactiva Medio Ambiente, S.A.	(29)	18,674	
• Other			
Long-term investment securities:			
• Artscapital Investment, S.A.	2,212		
• Polux Capital, S.L.	793		
• Shopnet Brokers, S.A.	559	3,564	
Long-term loans:		78	22,316
Retirements and sales:			
Group and associated companies:			
• Gestió de Residus Incinerables de Catalunya, S.A.			(1,202)
Balance at 31-12-01			**40,935**

II. Short-term financial investments

This account includes the loans to and other nontrade receivables from Group and associated companies, among others, to cater for certain specific cash situations, and other cash surpluses which are invested at short term, valued at the lower of cost or market, and increased by the interest earned at market rates.

(8) Deferred charges

The variations in 2001 in the balance of this caption in the accompanying balance sheet were as follows:

	Balance at 31-12-00	Additions	Amounts Used	Balance at 31-12-01
Financing of fixed assets	–	3,973	–	3,973
Arrangement of debt	427	–	(42)	385
Financial leases	30	1,447	(1,430)	47
	457	**5,420**	**(1,472)**	**4,405**

(9) Customer receivables for sales and services

The breakdown of the balance of this caption in the accompanying balance sheet, relating mainly to the amounts receivable for Company services, is as follows:

Production certificates receivable	255,755
Customer receivables sold without recourse	(87,537)
	168,218
Completed production pending certification	44,660
Customer receivables for sales and services	212,878
Advances received on orders	(20,741)
Total customer receivables, net	**192,137**

€ 25,375,000 of the net customer receivables balance related to joint ventures.

The foregoing total is the net balance of customer receivables after deduction of the "Advances Received on Orders" balance on the liability side of the accompanying balance sheet which, as required by accounting regulations, includes collected and uncollected certificate prebillings under sundry headings and the advances received (normally in cash) for future supplies. This balance is reduced by sales of customer receivables to finance entities without recourse against Fomento de Construcciones y Contratas, S.A. in the event of nonpayment by the customer, thus decreasing the balance of customer receivables. These transactions bear interest at market rates through the date of collection of the outstanding balance from our customers by the finance entity concerned. Fomento de Construcciones y Contratas, S.A. continues to manage collection of these balances receivable during this period.

The "Production Certificates Receivable" account reflects the amount of the certificate billings to customers for services provided pending collection as of December 31, 2001.

The "Completed Production Pending Certification" account reflects the difference between the production recognized by Fomento de Construcciones y Contratas, S.A. on each contract and the amount of the certificates issued to the customers. This amount relates basically to balances receivable for production in December 2001 and the price revisions, under the terms of the different contracts, pending approval, which the Company considers are certain to be recovered so that they can be duly certified.

(10) Shareholders' equity

The variations in equity accounts in 2001 were as follows:

	Balance at 31.12.00	2000 Retained Earnings	Transfers	Balance at 31.12.01
Capital stock	120,102	-	-	120,102
Additional paid-in capital	129,897	-	-	129,897
Legal reserve	24,020	-	-	24,020
Reserve for treasury stock	18,397	-	(2,070)	16,327
Voluntary reserves	315,844	34,325	2,070	352,239
Total capital stock and reserves	**608,260**	**34,325**	**-**	**642,585**

a. Capital stock

The capital stock of Fomento de Construcciones y Contratas, S.A. consists of 120,101,976 common bearer shares of € 1 par value each.

All the shares have identical rights and are fully subscribed and paid.

The shares of Fomento de Construcciones y Contratas, S.A. are listed on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges and traded through the Spanish computerized trading system.

With regard to direct or indirect (through subsidiaries) holdings of 10% or more by other companies, as required by current legislation, B-1998, S.L. has informed us that it has a direct and indirect holding of 57.06% in the Company's capital stock. The principal shareholders of B-1998, S.L. are Esther Koplowitz Romero de Juseu and the Vivendi Environnement Group with holdings of 51% and 49%, respectively.

Fibelpar, S.A. has a holding of 10%.

b. Additional paid-in capital

The revised Corporations Law expressly permits the use of the additional paid-in capital balance to increase capital and establishes no specific restrictions as to its use for other purposes.

c. Legal Reserve

Under the revised Corporations Law, 10% of income for each year must be transferred to the legal reserve until the balance of this reserve reaches at least 20% of capital stock. The legal reserve cannot be distributed to shareholders except in the event of liquidation.

The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased capital stock amount.

Except as mentioned above, until the legal reserve exceeds 20% of capital stock, it can only be used to offset losses, provided that sufficient other reserves are not available for this purpose.

As of December 31, 2001, the Company's legal reserve had reached the required level.

d. Treasury stock

The Company holds 1,235,917 shares of treasury stock, of € 1 par value each, representing 1.03% of its capital stock, with a net book value of € 16,327,000.

As required by Article 79.3 of the Spanish Corporations Law, the Company recorded a reserve of € 16,327,000 for treasury stock, with a charge to voluntary reserves. This reserve is restricted as long as the treasury stock is not sold or retired.

The variations in treasury stock in 2001 were as follows:

	No. of shares	Percentage	Amount
Balance at 31.12.00	**1,392,617**	**1.16**	**18,397**
Sales	(156,700)	(0.13)	(2,070)
Additions	–	–	–
Balance at 31.12.01	**1,235,917**	**1.03**	**16,327**

On January 11, 2001, the parent company of the FCC Group, Fomento de Construcciones y Contratas, S.A., sold 156,700 shares which, to celebrate its 100th anniversary, were offered exclusively to FCC Group employees through a plan under which each employee had the option of acquiring a fixed number of 20 shares of Fomento de Construcciones y Contratas, S.A., with a 50% discount on the reference price and the commitment to keep them for three years.

(11) Subsidies

The accompanying balance sheet includes €7,801,000 of subsidies received in the past, €2,218,000 of which had been taken to income, including €373,000 in the year ended December 31, 2001. This amount relates in full to the joint ventures.

(12) Provisions for contingencies and expenses

a. Provisions

The caption includes, in addition to the benefits indicated in Note 4-h, other provisions recorded in accordance with the accounting principle of prudence to cover any general or extraordinary contingencies that may arise.

b. Reversion reserve

The Company records the reversion reserve as described in Note 4-j.

The variations in 2001 were as follows:

Balance at 31.12.00	**7,507**
Additions	607
Transfers	18
Balance at 31.12.01	**8,132**

(13) Nontrade payables

a. Long-term debt

The balance of the "Limited Recourse Project Financing Loans" caption relates to the payments outstanding in connection with the investments made by the Seragua-FCC-Vigo joint venture which operates the water supply in Vigo. The main features of this debt are as follows: the interest rate on the amount outstanding is Mibor plus a differential based on market rates; repayment in semiannual installments ending in 2010; the repayments will be made using the joint venture's revenues from operation of the service and, if the contract terms are met, with no other liability for the venturers if the funds obtained during the term of the loan do not cover the principal plus interest.

The limited recourse project financing loans mature as follows:

2003	3,213
2004	3,609
2005	3,798
2006	1,950
2007 and subsequent years	7,732
	20,302

b. Current Liabilities

The accounts payable to Group and associated companies include the loan balances with these companies, with interest at market rates, and the operating payables to these companies.

The Company has credit facilities amounting to €598,608,000, substantially all of which was undrawn as of December 31, 2001.

(14) Tax matters

The detail of the balances of the "Tax Receivables" and "Accrued Taxes Payable" captions on the asset and liability sides, respectively, of the balance sheet is as follows:

Tax receivables:	
- Prepaid corporate income tax	47,853
- VAT receivable	1,214
- Other items	228
	49,295

Accrued taxes payable:	
- Personal and corporate income tax withholdings (from salary income and interest income)	4,610
- Deferred corporate income tax	27,779
- Corporate income tax payable	31,847
- VAT and other indirect taxes payable	13,871
- Levies and other tax items	1,082
- Social security taxes payable	7,771
	86,960

Reconciliation of the income per books to the taxable income for corporate income tax purposes:

Income for the year per books			106,379
	Increases	Decreases	
Permanent differences	445	5,511	(5,066)
Adjusted income per books			101,313
Timing differences:			
- Arising in the reporting year	6,142	5,794	348
- Arising in prior years	4,081	3,468	613
Taxable income			**102,274**

Adjusted income per books	101,313
Corporate income tax charge (35%)	35,460
Double taxation tax credit for intercompany transactions	(30,364)
Tax credits and relief	(1,863)
Corporate income tax expense	**3,233**

Fomento de Construcciones y Contratas, S.A. capitalizes the prepaid tax relating to timing differences. Any variations in taxable income for which the related tax is not or was not capitalized are reflected in the above detail as "Permanent Differences".

The timing differences relate to prepaid corporate income tax arising mainly from the provisions for third-party liabilities and other items, which will become deductible in subsequent years when the conditions stipulated by tax law are met. This balance also includes deferred corporate income tax due to reinvestment deferral and the special amortization of lease contracts entered into from January 1, 1996, pursuant to Law 43/1995.

Fomento de Construcciones y Contratas, S.A. has all the years not yet statute-barred open for review by the tax inspection authorities for the taxes applicable to it. The criteria which the tax authorities might adopt for the years open for review might give rise to contingent tax liabilities which cannot be objectively quantified. However, the Company's directors consider that the resulting liabilities would not have a material effect on the Company's net worth.

Under authorization 18/89, Fomento de Construcciones y Contratas, S.A. is taxed on a consolidated basis for corporate income tax purposes with all the other Group companies which meet the relevant requirements envisaged by tax legislation.

(15) Guarantee commitments to third parties and other contingent liabilities

As of December 31, 2001, Fomento de Construcciones y Contratas had provided € 165,873,000 of guarantees to government agencies and private customers, mainly as security for the provision of services under urban cleaning contracts.

The Company had also provided guarantees to third parties for certain Group companies amounting to € 6,671,000.

The Company has guaranteed its employees for the investments made by them in 2000 for a five-year period in the group investment fund set up by the Vivendi Universal Group. The possible payments and additional costs that may be incurred by the Company, which in any case are not expected to be material, are counterguaranteed by the Vivendi Universal Group.

(16) Revenues and expenses

In 2001 Fomento de Construcciones y Contratas, S.A. billed Group and associated companies €70,811,000 for work performed and services provided. This amount included most notably €43,988,000 billed for management, representation and administration services provided to the Company's wholly-owned subsidiary FCC Construcción, S.A. The Company also purchased €27,484,000 of services and consumables from the aforementioned companies. The financial expenses incurred in 2001 on nontrade accounts payable to Group companies amounted to €23,013,000.

Substantially all the net sales relate to services provided in Spain, of which €58,947,000 related to services provided by joint ventures.

The average number of employees at the Company in 2001 was as follows:

Managers and graduate employees	252
Junior graduate line personnel	210
Clerical and similar staff	495
Other salaried employees	12,554
	13,511

(17) Other information

The remuneration earned by the members of the Board of Directors in 2001 amounted to €4,289,000.

Except as indicated in Note 4-h, there were no advances, loans or guarantees of any kind to the directors, and no pension or life insurance obligations to former or present directors.

(18) Adaptation to the euro

As of December 31, 2001, the Company had adapted its computer systems to the euro. Since January 1, 2002, the date on which it commenced operating in euros, no significant incident has been detected in this connection.

(19)
Statements of changes in financial position

ORÍGENES	2001	2000
Funds obtained from operations	151,196	126,741
Extraordinary income	3,697	–
Capital subsidies	306	–
Long-term debt	1,904	4,456
Disposal of tangible fixed assets	1,088	9,754
Disposal of long-term financial investments	4,598	32,190
Contribution of Construction Business Line	–	27,250
Transactions involving treasury stock	–	3,395
Amortization or transfer to short term of long-term financial investments	361	1,695
Transfer to long term of short-term provisions	–	26,396
Decrease in working capital	27,919	294,784
	191,069	**526,661**

APLICATION OF FUNDS	2001		2000	
Fixed asset additions		70,998		395,075
Intangible assets	44,848		38,735	
Tangible fixed assets	19,448		18,307	
Long-term financial investments	6,702		338,033	
Long-term loans		8,510		–
Contribution of Construction Business Line		–		73,804
Acquisition of treasury stock		–		1,064
Dividends		59,039		46,013
Repayment or transfer to short term of long-term debt		9,622		10,705
Transfer to short term of long-term provisions		5,109		–
Provisions for contingencies and expenses		37,791		–
		191,069		**526,661**

Variation in working capital

	2001		2000	
	Increase	Decrease	Increase	Decrease
Inventories	–	1,310	–	17,844
Accounts receivable	71,712	–	–	385,946
Accounts payable	–	98,626	141,870	–
Short-term financial investments	–	5,516	–	22,430
Shares of treasury stock at short term	–	2,070	2,073	–
Cash	8,131	–	–	13,162
Accrual accounts	–	240	655	–
	79,843	**107,762**	**144,598**	**439,382**
Decrease in working capital	27,919	–	294,784	–
	107,762	**107,762**	**439,382**	**439,382**

The reconciliation of income per books for the year to the funds obtained from operations in the foregoing statements of changes in financial position is as follows:

	2001	2000
Ordinary income for the year after taxes	122,684	92,183
Period depreciation and amortization	31,589	27,352
Period provision to reversion reserve	607	571
Deferred revenues	–	367
Deferred charges	(1,153)	186
Provisions for contingencies and expenses	(6,119)	6,028
Variation in long-term financial investment provisions	3,588	54
Funds obtained from operations	**151,196**	**126,741**

(20) Cost accounting statements of income

	31-12-01		31-12-00	
	Amount	%	Amount	%
Net sales	601,018	100.00	545,088	100.00
+ Other operating revenues	59,416	9.89	56,375	10.34
+ Variation in finished product and work-in-process inventories	(1,310)	(0.22)	(583)	(0.11)
+ Capitalized expenses of Group work on fixed assets	313	0.05	535	0.10
PRODUCTION VALUE	**659,437**	**109.72**	**601,415**	**110.33**
- Net purchases	57,606	9.58	52,980	9.72
- Variation in commercial, material and other consumables inventories	271	0.05	(277)	(0.05)
- External and operating expenses	158,093	26.30	135,685	24.89
- Personnel expenses	337,029	56.08	326,295	59.86
GROSS OPERATING INCOME	**106,438**	**17.71**	**86,732**	**15.91**
- Period depreciation and amortization	31,589	5.26	27,352	5.02
- Period provision to reversion reserve	607	0.10	571	0.10
- Bad debts written off and variation in operating provisions	1,118	0.19	3,528	0.65
NET OPERATING INCOME	**73,124**	**12.17**	**55,281**	**10.14**
+ Financial revenues	89,100	14.82	68,022	12.48
- Financial expenses	28,746	4.78	21,756	3.99
- Variations in long-term financial investment provisions	3,588	0.60	90	0.02
FINANCIAL INCOME	**56,766**	**9.44**	**46,176**	**8.47**
INCOME FROM ORDINARY ACTIVITIES	**129,890**	**21.61**	**101,457**	**18.61**
+ Gains on fixed assets and extraordinary revenues	3,890	0.65	9,022	1.65
- Losses on fixed assets and extraordinary expenses	8,727	1.45	4,640	0.85
- Variation in tangible fixed asset, intangible asset and control portfolio provisions	18,674	3.11	4,165	0.76
INCOME BEFORE TAXES	**106,379**	**17.70**	**101,674**	**18.65**
- Corporate income tax	3,233	0.54	11,624	2.13
INCOME AFTER TAXES	**103,146**	**17.16**	**90,050**	**16.52**

(21) Explanation added for translation to english

These financial statements are presented on the basis of accounting principles generally accepted in Spain. Certain accounting practices applied by the Company that conform with generally accepted accounting principles in Spain may not conform with generally accepted accounting principles in other countries.

Exhibit I
Group companies

Company	Book Value		Percentage of Ownership	Dividends Received	Capital Stock	Reserves	2001 Income (Loss) Before Taxes	
	Cost	Provision					Ordinary	Extraordinary
Abies Re Anstalt Josef Rheinbergerstrasse, 6 - Vaduz (Liechtenstein) -Portfolio company-	421	-	100 (FrS)	-	1,000 (FrS)	32,021 (FrS)	-	-
AEBA Ambiente y Ecología de BuenosAires, S.A. Tucumán, 1321 - 3ª Buenos Aires - Argentina -Urban cleaning-	834	84	dta. 50 indt. 2.5	510	1,000 (Pa)	1,473 (Pa)	(48) (Pa)	-
Asesoría Financiera y de Gestión, S.A. Federico Salmón, 13 - Madrid -Financial services-	3,008	-	dta. 43.84 indt. 56.16	-	6,846	390,778	21,538	4,694
Bahamas, S.A. (in liquidation) Balmes, 36 - Barcelona -Real estate-	254	186	dta. 99.99 indt. 0.01	-	108	(42)	-	-
Compañía General de Servicios Empresariales, S.A. (Sole-shareholder company) Federico Salmón, 13 - Madrid -Instrumentality company-	60	-	100	11	60	12	-	-
Corporación Española de Servicios, S.A. Federico Salmón, 13 - Madrid -Instrumentality company-	44	-	dta. 99.99 indt. 0.01	11	60	12	-	-
Corporación Financiera Hispánica,S.A. Federico Salmón, 13 - Madrid -Portfolio company-	69,818	-	dta. 99.99 indt. 0.01	-	58,394	233,818	4,478	-
Empresa Comarcal de Serveis Medioambientals del Baix Penedès, ECOBP, S.L.Plaça del Centre, 3 El Vendrell (Tarragona) -Urban cleaning-	240	-	80	-	301	-	6	-
Europea de Gestión, S.A. (Sole-shareholder company) Federico Salmón, 13 - Madrid -Instrumentality company-	63	-	100	25	60	12	12	-
FCC Agua y Entorno Urbano, S.A. Federico Salmón, 13 - Madrid -Management company-	51,867	-	dta. 99.99 indt. 0.01	5,962	29,630	48,357	16,197	1,484
FCC Construcción, S.A. Balmes, 36 - Barcelona -Construction-	275,551	-	dta. 99.99 indt. 0.01	40,300	129,999	66,887	72,837	(6,503)
FCC Construcciones y Contratas Internacional, S.L. (Sole-shareholder company) Federico Salmón, 13 - Madrid -Instrumentality company-	3	-	100	-	3	-	-	-
FCC Fomento de Obras y Construcciones, S.L. (Sole-shareholder company Federico Salmón, 13 - Madrid -Instrumentality company-	3	-	100	-	3	-	-	-
FCC Inmobiliaria Conycon, S.L. (Sole-shareholder company) Federico Salmón, 13 - Madrid -Instrumentality company-	3	-	100	-	3	-	-	-

Company	Book Value Cost	Book Value Provision	Percentage of Ownership	Dividends Received	Capital Stock	Reserves	2001 Income (Loss) Before Taxes Ordinary	2001 Income (Loss) Before Taxes Extraordinary
FCC International B.V. Rivierstaete Office Building, 6th. Floor Amsteldijk 166 1079 LH - Amsterdam (Netherlands) -Portfolio company-	49.910	9.911	100	-	40.839	(823)	(18)	-
FCC Medio Ambiente, S.A. Federico Salmón, 13 - Madrid -Urban cleaning-	35.102	-	dta. 98,98 indt. 1,02	10.225	43.273	29.660	15.692	(343)
FCC 1, S.L. Unipersonal (Sole-shareholder company) Federico Salmón, 13 - Madrid -Instrumentality company-	3	-	100	-	3	-	-	-
F-C y C, S.L. (Sole-shareholder company) Federico Salmón, 13 - Madrid -Instrumentality company-	3	-	100	-	3	-	-	-
Fedemes, S.L. Federico Salmón, 13 - Madrid -Real Estate-	10.764	-	dta. 92,67 indt. 7,33	-	10.301	13.739	413	-
Fomento Internacional Focsa, S.A. Federico Salmón, 13 - Madrid -Instrumentality company-	69	-	dta. 99,93 indt. 0,07	2	90	18	6	-
Grucycsa, S.A. Pza. Pablo Ruiz Picasso, 1 - Madrid -Portfolio company-	101.068	-	dta. 69,18 indt. 5,55	2.819	135.600	7.380	1.617	45.437
Limpiezas Urbanas de Mallorca, S.A. Fusters, 18 - Manacor -Urban cleaning-	5.208	-	dta. 99,92 indt. 0,08	-	307	(54)	457	(12)
Portland Valderrivas, S.A. José Abascal, 59 - Madrid -Cement-	28.259	-	dta. 35,86 indt. 13,52	6.103	21.781	214.315	26.481	(439)
Seragua, S.A. Federico Salmón, 13 - Madrid -Water management-	42.749	-	dta. 99,99 indt. 0,01	9.981	44.998	20.951	14.887	1.382
Sociedad Mediterránea de Aguas, S.A. Federico Salmón, 13 - Madrid -Water management-	212.020	-	dta. 99,99 indt. 0,01	-	108.957	(5.607)	6.966	1.605
Tratamientos y Recuperaciones Industriales, S.A. Pedro i Pons, 9-11 - Barcelona -Waste treatment-	28.606	583	dta. 99,92 indt. 0,08	-	72	6.635	2.140	24
TOTAL	915.930	10.764						

NOTA:
- Of the foregoing companies, only Grucycsa, S.A and Portland Valderrivas, S.A are listed and the market prices of their shares at 2001 year-end were € 7.21 and € 22.86, respectively. The average market prices in the last quarter of the year were € 7.21 for Grucycsa, S.A.'s shares and € 22.82 for Portland Valderrivas, S.A.'s shares.
- As required by Article 86 of the revised Corporations Law, the Company made the related notifications to the companies in which it had acquired direct or indirect holdings of over 10%.

Exhibit II
Joint ventures

	Percentage of Ownership
1 Zona 3	10
2 Zona 10	10
Aigües de Lleida	50
Aguas Tomelloso	20
Alcantarillado Bilbao	90
Alcoy	20
Astondo	40
Baix Camp	30
Berguedá	5
Bonmatí	10
CN III	45
C.E.R. La Rioja	10
Cangas de Morrazo	50
Canto Pelín	20
Centralsug-FCC	50
Cercs	5
Colmenar	20
Conservacion y Sistemas	60
Cornella	90
Cuenca	20
Cycsa-Eyssa Vigo	50
Deixallería Tarragona	20
Depósito la Matanza	20
Depuradora Huesca	80
Depuradora Rejas	80
EDAR Almansa	5
EDAR Cuerva	5
EDAR Elche	20
Explotación Planta Onda	33,33
Extremadura	25
Fangos Vic	20
FCC-Acisa-Auding	45
FCC-Anpe	80
FCC Disel Barcelona	80
FCC Disel N-VI	50
FCC-Ers Los Palacios	50
FCC Foconsa	50
FCC-Seragua-Oviedo	5
FCC-Seragua-Salamanca	5
FCC-Sufi Majadahonda	50
Figueres	50
Guadiana	20
Jardines Albacete	20
Jundiz	51
La Selva	99
Legio VII	50
L.J. San Sebastián	20
L.V. Pamplona	20
L.V. San Sebastián	20
Mancomunidad Alto Mijares	50

	Percentage of Ownership
Mérida	10
Molina	5
Monleón	20
Monzón	10
Muskiz	70
Navalmoral	50
Nigrán	10
Noroeste	33
Novelda	5
Ocaña	75
Olesa	20
Over	20
Planta Sabiñánigo	20
Planta de Tratamientos Valladolid	60
Ponferrada	20
Poniente Almería	50
Posa FOCSA Madrid I	50
Posa FOCSA Madrid II	50
Posa FOCSA Madrid - III	50
Pozuelo de Alarcón	20
Puerto	50
R.B.U. - L.V. Denia	20
R.B.U. - L.V. Jávea	20
R.B.U. San Javier	20
R.B.U. San Sebastián	20
R.B.U. Tudela	20
Redondela	10
Restauración Garraf	27,5
Sabiñánigo	80
San Fernando Henares	20
Sanejament Palafrugell	20
Sant Quirze	50
Santomera	60
SCC-FCC	10
Segriá	20
Selectives	20
Seragua - FCC - Sollano	20
Seragua - FCC - Vigo	50
Solana	20
Syf Tratamientos	35
Tirva	20
Tablada	20
Tarazona	80
Toledo	5
Tomelloso	50
Triag Y Clasificación	60
Vertedero Calvia	30
Vertedero Gardelegui	70
Vertresa	10
Vinaroz	50
Zarautz	20
Zarzuela	50
Zonzamas Fase II	30

Exhibit III
Associated and multigroup companies

Company	Book Value		Percentage of Ownership	Dividends Received	Capital Stock	Reserves	2001 Income (Loss) Before Taxes	
	Cost	Provision					Ordinary	Extraordinary
Clavegueram de Barcelona, S.A. Acer, 16 - Barcelona -Urban cleaning-	811	-	22.50	77	3,606	2,152	739	(168)
Ecologia Sistemes Ambientals, S.A. Avda. Santa Coloma, 25 Andorra la Vella (Andorra) -Urban cleaning-	10	-	33	-	30	-	-	-
Ecoparc del Besòs, S.A. Rambla Cataluña, 91-93 - Barcelona -Urban cleaning-	1,388	-	dta. 18 indt. 24	-	7,711	-	-	-
Empresas Constructoras Asociadas,S.A. (in liquidation) Fernando Agulló, 22 21 20 - Barcelona -Inactive-	36	-	50	-	60	12	-	-
Empresa Mixta de Medio Ambiente deRincón de la Victoria, S.A. Pz. Al Andalus, 1 - Rincón de la Victoria (Málaga) -Urban cleaning-	301	-	50	-	601	(12)	120	(36)
Fisersa Manteniment Urbà, S.L. Alemania, 5 - Figueres (Girona) -Urban cleaning-	266	-	36.37	-	403	-	-	6
Gestión Integral de Residuos Sólidos, S.A. Santa Amalia, 2 - Valencia -Urban cleaning-	4,733	-	49	498	781	1,515	1,340	463
Proactiva Doña Juana E.S.P.S.A Santa Fe de Bogotá (Colombia) -Urban cleaning-	284	-	dta. 23.75 indt. 27.77	-	2,250,000 (Pc)	27,289 (Pc)	-	-
Proactiva Medio Ambiente, S.A. Paseo de la Castellana, 216 - Madrid -Urban cleaning-	89,542	26,477	50	-	56,519	112,161	6,623	(48,922)
Realia Business, S.A. Paseo de la Castellana, 216 - Madrid -Real Estate-	91,498	-	dta. 41.34 indt. 6.22	9,967	66,568	280,859	44,811	6,641
Servicios Urbanos de Málaga, S.A. Ulises, 18 - Madrid -Urban cleaning-	1,610	-	51	-	3,155	-	-	-
T O T A L	**190,479**	**2,.477**						

NOTA:
- As required by Article 86 of the revised Corporations Law, the Company made the related notifications to the companies in which it had acquired direct or indirect holdings of over 10%.

Exhibit IV
Report of the board of directors of Fomento de Construcciones y Contratas, S.A. for the distribution of an interim dividend".

In accordance with Article 216 of the revised Corporations Law, which requires the Company's directors to present an accounting statement evidencing the existence of sufficient liquidity for the distribution of an interim dividend, it is hereby stated:

1. That the after-tax income of FOMENTO DE CONSTRUCCIONES Y CONTRATAS, S.A. as of September 30, 2001, amounted to €53,033,000.

2. That the Company's after-tax cash flow in the first nine months of 2001 amounted to €73,750,000.

3. That the Company's cash as of September 30, 2001, amounted to €34,793,000, evidencing the existence of liquidity, i.e. of sufficient cash for the distribution of the interim dividend.

Therefore, since at the date of this report there had been no material variations from the foregoing data, we consider that there is sufficient liquidity for the distribution of interim dividends of €33,629,000 out of 2001 income.

The number of shares entitled to an interim dividend is calculated by subtracting from the 120,101,976 shares the shares of treasury stock existing at the date of payment of the dividend.

Accordingly, it is proposed that the following interim dividend out of 2001 income be approved:

Gross % on the par value of each share with dividend rights	28 %
Gross interim dividend per share	€0.28
Personal or corporate income tax Withholding (18%)	€0.05
In the event of withholding, net interim dividend per share	€0.23

The Board of Directors unanimously resolved to distribute an interim dividend out of 2001 income for the amount stated in the foregoing report, which shall be paid, as will be duly announced, on or after January 14, 2002.

Madrid, December 17, 2001



MANAGEMENT REPORT

FOMENTO DE CONSTRUCCIONES Y CONTRATAS, S.A.

Company performance in 2001

The Company's core business is to provide services in general terms, which include mainly cleaning and maintenance, and water treatment and distribution. It also owns holdings in other Spanish and foreign companies and in 2001 reported net income of € 103,146,000, representing a 17.2% return on net sales.

The Board of Directors proposes the distribution of a supplementary 24% (€ 0.24 per share) dividend on the par value of the shares outstanding at the date of payment and the allocation of the remainder to reserves. Earlier, on January 14, 2002, an interim dividend of € 0.28 per share was paid pursuant to the resolution adopted by the Board of Directors on December 17, 2001.

Fomento de Construcciones y Contratas, S.A. is the parent company of the FCC Group, which is composed of a wide range of subsidiaries engaging in activities such as construction, urban cleaning, the integral water cycle, parking lots, street furniture, passenger transport, vehicle technical inspection, ground passenger and aircraft assistance (handling), logistics and cement. Consequently, for a fully comprehensive representation of the economic events of 2001, the reader is referred to the information contained in the consolidated financial statements.

Acquisition of treasury stock

At 2001 year-end Fomento de Construcciones y Contratas, S.A. held 1,235,917 shares of treasury stock, representing 1.03% of capital stock, valued at € 16,327,000.

Also, Portland Valderrivas, S.A. and Aseoría Financiera y de Gestión, S.A. (Afigesa) owned 412,280 and 218,803 shares, respectively, of Fomento de Construcciones y Contratas, S.A., representing 0.34% and 0.18%, respectively, of the latter's capital stock, which were recorded at book values of € 5,733,000 and € 4,327,000, respectively. These shares are also deemed to be shares of the Controlling Company in accordance with Article 87 of the revised Corporations Law.

In accordance with Article 79.4 of the Corporations Law, the variations in treasury stock in 2001 are presented below, reflecting the total effect on the FCC Group after the appropriate eliminations for intercompany transactions.

On January 11, 2001, the parent company of the FCC Group, Fomento de Construcciones y Contratas, S.A., sold 156,700 of the shares which, to celebrate its 100th anniversary, were offered exclusively to FCC Group employees through a plan under which each employee had the option of acquiring a fixed number of 20 shares of Fomento de Construcciones y Contratas, S.A., with a 50% discount on the reference price and the commitment to keep them for three years.

	No. of shares at FCC, S.A.	No. of shares at P.Valderrivas	No. of shares at Afigesa	FCC Grup
At December 31, 2000	**1,392,617**	**412,280**	**167,779**	**1,972,676**
Sale	(156,700)	–	–	(156,700)
Additions	–	–	51,024	51,024
At December 31, 2001	**1,235,917**	**412,280**	**218,803**	**1,867,000**

Research and development activities

The FCC Group, and consequently also Fomento de Construcciones y Contratas, S.A., is fully aware of the importance of research and development for maintaining its leadership position in the market and for continuous product quality improvement, and engages in major ongoing research, development and technological innovation activities.

The most noteworthy activities carried out in this framework are those aimed at improving the environment. In this connection, mention should be made of the cooperation agreement entered into with the Environmental Science Center of the Council for Scientific Research (CSIC) to implement a program aimed at defining a methodology for monitoring the quality of urban solid waste compost.

The FCC Group continually strives to apply new technologies to the construction activity and participates in projects such as the European Union Brite-Euram and Growth Programs in conjunction with companies and universities of most EU countries. Also, it has joined the Encord group (the European Network of Construction Companies for Research and Development), a European platform which, comprising fourteen companies that are leaders in their respective lines of business, aims to foster the involvement of the construction industry in research, development and technological innovation activities.

Outlook for 2002

The strategic approach formulated at the last two Shareholders' Meetings will be fully maintained in 2002 and can be summarized as follows:

- The FCC Group's priority objective of expansion will focus on achieving growth in the three basic sectors, i.e. services, construction and cement. Taken together, these industries account for 97% of consolidated net sales and 95% of gross operating income. This expansion drive will be aimed simultaneously at the Spanish and foreign markets.

- Investments in other sectors, which will be maintained as consolidated investment securities based on the opportunity they represent, once their value has been optimized.

The outlook for the FCC Group in 2002 is based on the performance of the three basic activities:

- The construction activity is expected to maintain a sound rate of growth through the execution of the contracts awarded in the last two years. As a result of these contracts, this activity has achieved a backlog of construction work pending execution amounting to € 2,947,087,000, which represents a record in the history of the Company.

The factors underlying this scenario were the buoyant demand for new construction work and, most notably, the implementation of the 2000-2007 Infrastructures Plan. This upward trend will be further strengthened by the coming into force of the Spanish National Hydrological Plan.

- A high level of growth is forecast for the services activity due to the convergence of the following factors:

- Invitations to bid for urban cleaning tenders will be issued in major Spanish cities during 2002 due to the expiration of the current contracts. Also, new high-value tenders are expected to be announced in connection with the privatization of the integral water management currently performed by municipalities.

  - Inclusion in the net sales figures and consolidated earnings of the data for a full year relating to the investments made and the new contracts awarded in 2001.
    The services order portfolio at year-end 2001 amounted to € 10,459,005,000.

  - The gradual development of the recently created Industrial Waste Division, which will engage in the collection, transport, treatment, recycling, valuation and disposal of inert and special waste.

- The cement activity, whose performance is very closely linked to that of the construction industry, will continue to make progress in Spain in view of the favorable outlook mentioned above.

  The current upward trend shown by the Group cement companies operating in the United States is expected to continue. Noteworthy in this connection is the fact that the sales made by these companies in the United States in 2001 were higher than those recorded for 2000 and were not affected by the economic recession subsequent to the tragic events of September 11, 2001. Accordingly, there are even more substantial grounds to expect that, now that the American economy would seem to be heading for recovery, the upturn in sales in the United States will continue.



AUDITOR´S REPORT

FOMENTO DE CONSTRUCCIONES Y CONTRATAS, S.A.



ANDERSEN

Translation of a report and financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 21). In the event of a discrepancy, the Spanish-language version prevails.

AUDITORS' REPORT ON FINANCIAL STATEMENTS

To the Shareholders of
Fomento de Construcciones y Contratas, S.A.:

1. We have audited the financial statements of FOMENTO DE CONSTRUCCIONES Y CONTRATAS, S.A. comprising the balance sheet as of December 31, 2001, and the related statement of income and notes to financial statements for the year then ended. The preparation of these financial statements is the responsibility of the Company's directors. Our responsibility is to express an opinion on the financial statements taken as a whole based on our audit work performed in accordance with generally accepted auditing standards, which require examination, by means of selective tests, of the documentation supporting the financial statements and evaluation of their presentation, of the accounting principles applied and of the estimates made.

2. As required by Spanish corporate law, for comparison purposes the directors present, in addition to the 2001 figures for each item in the balance sheet and statements of income and of changes in financial position, the figures for 2000. Our opinion refers only to the 2001 financial statements. Our auditors' report dated April 11, 2001, on the 2000 financial statements contained an unqualified opinion.

3. Fomento de Construcciones y Contratas, S.A. is the Controlling Company of a group of companies which presents consolidated financial statements separately from the financial statements referred to above, which do not reflect the positive effect of applying consolidation principles. On this same date we have issued our auditors' report on the consolidated financial statements of Fomento de Construcciones y Contratas, S.A. and Dependent Companies, which contains an opinion qualified for the accelerated amortization of the goodwill which arose in the acquisition of certain investees. The effect of consolidation, performed on the basis of the accounting records of the companies composing the Group as of December 31, 2001, is to increase the Company's assets by approximately €4,545,095,000, its reserves by €440,987,000 and its income for 2001 by €137,896,000.

4. In our opinion, the financial statements for 2001 referred to above present, in all material respects, a true and fair view of the net worth and financial position of Fomento de Construcciones y Contratas, S.A. as of December 31, 2001, and of the results of its operations and of the funds obtained and applied by it in the year then ended, and contain the required information, sufficient for their proper interpretation and comprehension, in conformity with generally accepted accounting principles and standards applied on a basis consistent with that of the preceding year.

5. The accompanying management report for 2001 contains the explanations which the directors consider appropriate about the Company's situation, the evolution of its business and other matters, but is not an integral part of the financial statements. We have checked that the accounting information in the management report is consistent with that contained in the financial statements for 2001. Our work as auditors was confined to checking the management report with the aforementioned scope, and did not include a review of any information other than that drawn from the Company's accounting records.

ARTHUR ANDERSEN



Genaro Sarmiento

April 10, 2002

Fomento de Construcciones y Contratas, S.A.

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